As filed with the Securities and Exchange Commission on October 13, 1999
                                            Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        PERRY ELLIS INTERNATIONAL, INC.*
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                         2321                        59-1162998
(STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD       (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)   INDUSTRIAL CLASSIFICATION                NO.)
                                          CODE NUMBER)

                               GEORGE FELDENKREIS
                         CHAIRMAN OF THE BOARD AND CHIEF
                                EXECUTIVE OFFICER
                             3000 N.W. 107TH AVENUE
                              MIAMI, FLORIDA 33172
                                 (305) 592-2830
                   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                    NUMBER INCLUDING AREA CODE, OF AGENT FOR
                                    SERVICE)

                                   COPIES TO:

       ROSEMARY TRUDEAU                                DALE S. BERGMAN, P.A.
   VICE PRESIDENT OF FINANCE                              BROAD AND CASSEL
PERRY ELLIS INTERNATIONAL, INC.                     201 SOUTH BISCAYNE BOULEVARD
    3000 N.W. 107TH AVENUE                            MIAMI CENTER, SUITE 3000
     MIAMI, FLORIDA 33172                               MIAMI, FLORIDA 33131
   TELEPHONE: (305) 592-2830                         TELEPHONE: (305) 373-9400
  TELECOPIER: (305) 406-0513                         TELECOPIER: (305) 373-9443

                     --------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                              PROPOSED MAXIMUM         PROPOSED
      TITLE OF EACH CLASS               AMOUNT TO BE           OFFERING PRICE      MAXIMUM AGGREGATE        AMOUNT OF
 OF SECURITIES TO BE REGISTERED          REGISTERED               PER NOTE         OFFERING PRICE(1)    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
12-1/4% Series A Senior
Subordinated Notes Due 2006              $5,000,000                100%               $5,000,000             $1,390
---------------------------------------------------------------------------------------------------------------------------
Guarantees of 12-1/4% Senior                   --                       --                     --          None pursuant to
Subordinated Notes due 2006(2)                                                                               Rule 457(a)
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended (the "Securities Act").
(2) Guarantee of the 12-1/4% Series A Senior Subordinated Notes due 2006 by the Guarantor as further described herein. See "Description of the Notes - Subsidiary Guarantees."

                      -------------------------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                      -------------------------------------

* The subsidiaries of Perry Ellis International, Inc. will guarantee the securities being registered hereby and therefore are also registrants. Information about such additional registrants appears on the following pages.

================================================================================

                             ADDITIONAL REGISTRANTS

                         SUPREME ACQUISITION CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                                    5136                        65-0780799
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                       SUPREME INTERNATIONAL (N.Y.), INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           NEW YORK                                    5136                        13-3882409
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                     SUPREME INTERNATIONAL (DELAWARE), INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                    5136                        65-0916514
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                        SUPREME MUNSINGWEAR CANADA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CANADA                                     5136                        89-1353534
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

            SUPREME INTERNATIONAL CORPORATION DE MEXICO, S.A. DE C.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MEXICO                                     5136                           N/A
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                    PERRY ELLIS INTERNATIONAL LICENSING CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           NEW YORK                                    6794                        13-2963077
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

         The information in this prospectus is not complete and may be changed. The noteholder may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to sell these securities in any state where the sale is not permitted.

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED OCTOBER 13, 1999

                         PERRY ELLIS INTERNATIONAL, INC.
          $5,000,000 12-1/4 SERIES A SENIOR SUBORDINATED NOTES DUE 2006

         The selling noteholder is offering for sale up to $5,000,000 in principal amount 12-1/4% Series A senior subordinated notes due 2006.

         The selling noteholder may sell the notes in public or private transactions, at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the notes. We are registering the re-sale of the notes held by the noteholder and are paying all of the expenses associated therewith.

         Interest on the notes offered hereby accrues from April 6, 1999 at the rate of 12-1/4% per annum, payable semi-annually in arrears on each April 1 and October 1, beginning October 1, 1999. The notes are unsecured senior subordinated indebtedness of Perry Ellis International, Inc.

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 14 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The information in this prospectus is not complete and may be changed. The noteholder may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to sell these securities in any state where the sale is not permitted.

                              ---------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER __, 1999.

                                TABLE OF CONTENTS

Forward-Looking Statements..................................................ii

Summary......................................................................1

Risk Factors................................................................14

Use of Proceeds.............................................................24

Capitalization..............................................................24

Unaudited Pro Forma Combined Financial Information..........................25

Selected Historical Financial Information...................................31

Management's Discussion and Analysis of Financial Condition and
         Results of Operations..............................................34

Business....................................................................42

Description of Other Indebtedness...........................................55

Description of the Notes....................................................57

Selling Noteholder..........................................................92

Plan of Distribution........................................................92

Legal Matters...............................................................93

Experts.....................................................................93

Where You Can Find More Information.........................................94

Index to Financial Statements..............................................F-1

         UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "PERRY ELLIS INTERNATIONAL," THE "COMPANY," "WE," "US" OR "OUR" INCLUDE PERRY ELLIS INTERNATIONAL, INC. (FORMERLY KNOWN AS SUPREME INTERNATIONAL CORPORATION) AND ITS SUBSIDIARIES. REFERENCES IN THIS PROSPECTUS TO ANNUAL FINANCIAL DATA FOR PERRY ELLIS INTERNATIONAL REFER TO FISCAL YEARS ENDING JANUARY 31. EFFECTIVE JUNE 21, 1999, SUPREME INTERNATIONAL CORPORATION CHANGED ITS NAME TO PERRY ELLIS INTERNATIONAL, INC. THE TERM "CONSOLIDATED FINANCIAL STATEMENTS" MEANS THE CONSOLIDATED FINANCIAL STATEMENTS OF PERRY ELLIS INTERNATIONAL, INC., AND ITS SUBSIDIARIES AND ACCOMPANYING NOTES CONTAINED IN THIS PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

         o        our anticipated growth strategies;

         o        our expected internal growth;

         o integration of our completed acquisitions and ability to obtain additional financing;

         o our ability to integrate acquired businesses, trademarks, tradenames and licenses;

         o the expected efficiencies from our new office and warehouse facility;

         o anticipated trends and conditions in our industry, including future consolidation;

         o        our future capital needs;

         o        our ability to compete; and

         o        the continued economic health of our markets.

         We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                 ---------------

         This prospectus contains trademarks and tradenames owned by or licensed to us as well as trademarks owned by third parties.

                                 ---------------

         This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the notes, including the merits and risks involved.

         You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction except where the offer or sale is permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR MISREPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

         We hereby incorporate by reference our (a) Annual Report on Form 10-K for the year ended January 31, 1999 and as amended on April 9, 1999, (b) Quarterly Report on Form 10-Q for the quarter ended April 30, 1999, (c) Current Report on Form 8-K, as filed with the SEC on April 9, 1999 and as amended on April 16, 1999 and on June 14, 1999, (d) Current Report on Form 8-K, as filed with the SEC on April 19, 1999, (e) Current Report on Form 8-K, as filed with the SEC on June 23, 1999 and (f) Quarterly Report on Form 10-Q for the quarter ended July 31, 1999.

         Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

         Perry Ellis International, Inc.
         3000 N.W. 107th Avenue
         Miami, Florida 33172
         Attention: Corporate Secretary
         (305) 592-2830

                                     SUMMARY

         THIS IS ONLY A SUMMARY AND IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED TO, AS WELL AS, CONSULT YOUR OWN LEGAL AND TAX ADVISORS. THE TERM "NOTES" REFERS TO THE 12 1/4% SERIES A SENIOR SUBORDINATED NOTES DUE 2006 THAT WERE ISSUED ON APRIL 6, 1999, INCLUDES THE NOTES OFFERED IN THIS PROSPECTUS AND INCLUDE THE EXISTING NOTES THAT WERE SUBSEQUENTLY ISSUED IN AN EXCHANGE OFFER. THE TERM "EXISTING NOTES" REFERS TO THE NOTES THAT WERE SUBSEQUENTLY EXCHANGED IN AN EXCHANGE OFFER CONSUMMATED IN AUGUST 1999. THE NOTES AND THE EXISTING NOTES HAVE IDENTICAL TERMS AND WERE ISSUED UNDER AND GOVERNED BY THE SAME INDENTURE. REFERENCE IS MADE IN THIS PROSPECTUS TO THE PEI ACQUISITION AND THE JOHN HENRY/MANHATTAN ACQUISITION. THE PEI ACQUISITION CLOSED CONCURRENTLY WITH THE CLOSING OF THE SALE OF THE NOTES ON APRIL 6, 1999. THE JOHN HENRY/ MANHATTAN ACQUISITION WAS COMPLETED ON MARCH 29, 1999.

                                   THE COMPANY

         We are a leading designer and marketer of a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear, casual and dress pants and shorts which we sell to all levels of retail distribution. We have built a broad portfolio of brands through selective acquisitions and the establishment of our own brands over our 32-year operating history. Our distribution channels include regional, national and international department stores, chain stores, mass merchandisers and specialty stores throughout the United States, Puerto Rico and Canada. We are one of the top five branded suppliers to department stores in the knit and woven shirt product categories. Our largest customers include Dayton Hudson Corp., Federated Department Stores, Inc., Sears Roebuck & Co., Kohl's Corporation, Wal-Mart Stores, Inc. and J.C. Penney Company, Inc. We currently use over 70 independent suppliers, located mostly in the Far East, other parts of Asia, Mexico and Central America, to source our products.

         Through consolidation of brands and internal growth, we have experienced significant overall growth in recent years. Our total revenues have increased to $224.4 million for fiscal 1999 from $90.6 million for fiscal 1995, representing a compound annual growth rate of 25.5%. During that same period, our EBITDA (as defined herein; see "Summary Historical Financial Information") grew to $18.7 million from $7.9 million, representing a compound annual growth rate of 24.0%. On a pro forma basis, assuming that the PEI acquisition and John Henry/Manhattan acquisition were completed on February 1, 1998, our EBITDA for fiscal 1999 would have been $33.3 million. See "Summary Pro Forma and Supplemental Financial Information."

         We own or license from third parties the brands under which most of our products are sold. These brands include Crossings(R) and Natural Issue(R) for casual sportswear, John Henry(R) for dress casual wear, Andrew Fezza(R) for dress sportswear, Ping(R) and Munsingwear(R) for golf sportswear and PNB Nation(R) for urban wear. Through our "family of brands" marketing strategy, we seek to develop and enhance a distinct brand name for each product category within each distribution channel. We market our brands to a wide range of demographic segments, targeting consumers in specific age, income and ethnic groups. Currently, our products are predominantly produced for the men's segment of the apparel industry, in which fashion trends tend to be less volatile than in other segments. The percentage of our revenues from branded products increased to 81.4% in fiscal 1999 from 71.5% in fiscal 1997.

         We also license our proprietary brands to third parties for the manufacture and marketing of various products which we do not sell, including underwear, activewear and loungewear. In addition to generating additional sources of revenue for us, these licensing arrangements raise the overall awareness of our brands. In order to expand our licensing operations, we recently acquired Perry Ellis International, Inc., a New York corporation ("PEI") which owns and licenses the prestigious and well-known Perry Ellis(R) brand name. PEI haD royalty revenues of $16.2 million for the year ended December 31, 1998. To reflect this acquisition, we recently changed our name to "Perry Ellis International, Inc." In March 1999, we also purchased the trademarks for John Henry, a leading brand of men's dress casualwear sold at Sears Roebuck, for Manhattan(R), a popular dress shirT brand sold at Wal-Mart and Kmart Stores and for Lady Manhattan(R).

         We believe that our competitive strengths position us to capitalize on several trends that have affected the apparel industry in recent years. These include the consolidation of the department and chain store sectors into a smaller number of stronger retailers, which represent some of our most important customers; the increased reliance of retailers on reliable suppliers with design expertise and advanced systems and technology; and the continued importance of a brand as a source of product differentiation.

COMPETITIVE STRENGTHS

         We believe that we have the following competitive advantages in our industry:

         PORTFOLIO OF STRONG BRANDS. We currently own seven major brands (Perry Ellis, John Henry, Manhattan, Munsingwear, Crossings, Natural Issue and Grand Slam(R)) with a total of over 40 sub-brands (such as Penguin(R) ANd Career Club(R)). We also design, source and market three other major brands (PNB Nation, Andrew Fezza, and Ping) which we license under customary agreements with various expiration dates and renewal options. These brands enjoy national recognition in their respective sectors of the apparel industry and we believe that they have a loyal consumer and retailer following. Brand recognition is critical in the apparel industry, where strong brand names help define consumer preferences and drive department store floor space allocation. We believe that each of the PEI and John Henry/Manhattan acquisitions will further enhance our established portfolio of recognizable brands.

         STRONG RETAILER RELATIONSHIPS. We believe our established relationships with retailers at all distribution levels give us the opportunity to maximize the selling space dedicated to our products, monitor our brand presentation and merchandising selection, and introduce new brands and products. We have long-standing relationships with our largest customers, including J.C. Penney and Sears Roebuck (more than 20 years), Federated Department Stores (12 years), Wal-Mart (10 years), Kohl's (6 years) and Dayton Hudson (5 years). We believe that we have maintained these long relationships as a result of our quality brand name products and our dedication to customer service. Management, in conjunction with our 30 salespeople, meets with our major customers frequently to review product offerings, establish and monitor sales plans, and design joint advertising and promotional campaigns. We believe our reliable delivery times, consistent product quality and quick response to design trends and inventory demands allow us to meet our retailers' current requirements. In addition, our global sourcing network, design expertise, advanced systems and technology, and new warehousing facility enhance our ability to meet the changing and increasing needs of our retailers.

         STRONG LICENSING CAPABILITIES AND RELATIONSHIPS. By actively licensing the brands we own, we have gained significant experience in identifying potential licensing opportunities and have established relationships with many active licensees. We believe that our broad portfolio of brands appeals to licensees because it gives them the opportunity to sell their products in many different retail distribution channels. For example, a manufacturer of men's accessories might license the Crossings brand to sell to national department stores and the Munsingwear brand to target mass merchandisers. We believe that our licensing expertise, which is supported by a dedicated staff, will allow us to continue marketing our brands to apparel producers effectively.

         WORLD-WIDE LOW-COST SOURCING CAPABILITIES. Our global network of suppliers enables us to purchase apparel products at competitive cost without sacrificing quality, while at the same time reacting quickly to our retailers' needs and maximizing production flexibility. We developed this expertise through more than 32 years of experience in purchasing our products from suppliers around the world. No individual supplier in fiscal 1999 accounted for more than 7.3% of our total sourcing needs. We currently maintain a staff of experienced professionals principally located in the United States, Korea, China and Mexico, and a global network of ten sourcing and quality assurance offices, which closely monitor our suppliers to maintain strict quality standards and identify new sourcing opportunities. By sourcing our products, we manage our inventories more effectively and do not incur the costs of maintaining and operating production facilities.

         DESIGN EXPERTISE AND ADVANCED TECHNOLOGY. Our in-house staff consists of five designers, who have an average of 18 years of experience, and are supported by a staff of 14 other design professionals. Together, they design substantially all of our products utilizing computer-aided design technology. The use of this technology minimizes the time-consuming and costly production of actual sewn samples prior to customer approval. It also allows us to create custom-designed products meeting the specific needs of our customers and facilitates a quick response to changing fashion trends. Our computer-aided design technology produces approximately 800 designs per month and our library currently contains approximately 52,000 designs.

         CAPACITY FOR GROWTH. We will be able to leverage our recent investments in infrastructure and our skilled personnel to accommodate future internal growth and selected acquisitions. Our recent move to a new approximately 238,000 sq. ft. office and warehouse facility in Miami, which includes 170,000 sq. ft. of warehouse space, has positioned us to increase capacity with no significant additional capital expenditure. This facility and our 15,000 sq. ft. of office space in New York are sufficient to accommodate additional personnel. However, we expect that our staffing levels will rise at a lower rate than our revenue growth.

         PROVEN ABILITY TO INTEGRATE ACQUISITIONS. From 1993 to 1998, we acquired and integrated four major brands, which currently have over 40 sub-brands. We selectively target brands that we believe are underperforming and can be revitalized using our competitive strengths. Prior to the PEI and John Henry/Manhattan acquisitions, our most significant brand purchase was the Munsingwear brand in 1996. As part of an extensive integration process, we:

         o repositioned the brand based on our "family of brands" strategy;

         o improved the responsiveness to market trends by applying our design and sourcing expertise; and

         o communicated the new positioning of the brand through a wide ranging marketing program.

As a result, Munsingwear annual revenues increased by 55.7% to approximately $66.0 million in fiscal 1999 from approximately $42.4 million in fiscal 1998, the first full year of our ownership. We believe that we can successfully integrate additional brands into our family of brands and further develop and revitalize them. For example, since our acquisition of the Perry Ellis brand, we have been licensing and intend to continue to license the brand for additional product categories such as women's wear and expand into geographic areas where we believe the Perry Ellis brand has been historically underrepresented, such as Europe and Asia.

         EXPERIENCED MANAGEMENT TEAM. Our senior management team averages nearly 20 years of experience in the apparel industry. Our management team also has significant experience in developing and revitalizing brand names, has an established reputation with retailers, the trade and the financial community, and possesses a diverse skill base, which incorporates brand marketing, sourcing and management information systems.

BUSINESS STRATEGY

         Our "family of brands" marketing approach is designed to develop a distinct brand for each product category within each distribution channel. For example, we sell our golf sportswear under the Munsingwear brand to mass merchants, under the Grand Slam brand to department stores and under the Ping brand to higher-end retailers, golf shops and resorts. By differentiating our brands in this manner, we can better satisfy the needs of each type of retailer by offering brands tailored to its specific distribution channel. In addition, we believe that this strategy helps insulate us from changing retail patterns, allows us to maintain the integrity of each distribution channel and helps prevent brand erosion.

         Our objective is to develop and enhance our brands by:

         o carefully maintaining distinct distribution channels for each of our brands;

         o consistently designing, sourcing and marketing quality products;

         o reinforcing the image of our brands and continuously promoting them; and

         o        updating our styles to keep them current.

         Controlling strong brands allows us to increase our retail base, license these brands to third parties, develop sub-brands and grow internationally.

         To achieve our objective, we have adopted a strategy based on the following elements:

         INCREASE BRAND NAME RECOGNITION. We intend to enhance recognition of our brand names by promoting our brands at both the retailer and consumer levels. We conduct cooperative advertising in print and broadcast media in which various retailers feature our products in their advertisements. We have also begun direct consumer advertising in select markets by placing highly visible billboards, sponsorships, special event advertisements and magazine advertisements in periodicals such as Men's Health and Gentleman's Quarterly. Licensing our brands to third parties also serves to enhance brand recognition by providing increased consumer exposure. We have also established Web sites for each of our major brands to position us to take advantage of opportunities created by the Internet.

         INCREASE DISTRIBUTION. We intend to increase the distribution of our existing products by expanding the number of regional, national and international retailers that carry our brands and increasing the number of stores in which each of these retailers sells our products. This increased exposure should broaden our established reputation at the retail and consumer levels. We selectively pursue new channels of distribution for our products, focusing on maintaining the integrity of our products and reinforcing our image at existing retail stores, as well as introducing our products to geographic areas and consumer sectors that are presently less familiar with our products.

         CONTINUE TO DIVERSIFY PRODUCT LINE. We intend to broaden the range of our product lines, capitalizing on the name recognition, popularity and discrete target customer segmentation of each major brand. For example, we introduced a sweater line under the Crossings brand and expanded it to include several of our other brands. We have also expanded into urban wear with the licensing of the PNB Nation brand, dress sportswear with the licensing of the Andrew Fezza brand and high-end golf sportswear with the licensing of the Ping brand.

         EXPAND LICENSING ACTIVITIES. Since acquiring Munsingwear in 1996, we have significantly expanded the licensing of our brands to third parties for various product categories. Similar to the Munsingwear acquisition, we believe the PEI and John Henry/Manhattan acquisitions will provide significant licensing opportunities. Since completing these acquisitions we have been using and we intend to continue to use these nationally-recognized brands to expand our licensing activities, particularly with respect to additional product categories, such as women's wear, and into geographic areas where we believe these brands have been historically underrepresented, such as Europe and Asia. We plan to work with our licensees to strengthen their marketing efforts and thereby increase our revenues.

THE PEI AND JOHN HENRY/MANHATTAN ACQUISITIONS

         The apparel industry has followed the consolidation trend of the retail industry as large retailers have continued to give preference to more dependable and flexible wholesalers. We are frequently presented with and evaluate new acquisition opportunities and intend to continue our strategy of making selective acquisitions to add new product lines and expand our portfolio of brands. Since 1993, we have acquired, or obtained licenses for, several brands, including Munsingwear, John Henry, Andrew Fezza, Crossings, Ping and PNB Nation.

         PEI. In January 1999, we agreed to buy PEI for approximately $74.6 million in cash, net of purchase price adjustments. PEI was a privately held company which owned and licensed the Perry Ellis brand, currently one of the top selling brands in department stores in the United States. PEI was the licensor under 40 license agreements, primarily for various categories of men's wear, boys' wear and fragrances. During the year ended December 31, 1998, PEI had royalty revenues of $16.2 million and EBITDA of $7.8 million. Under our management of the brand we expect to benefit from certain operating efficiencies and to increase the licensing royalties the Perry Ellis brand generates. This acquisition was financed from the net proceeds from the issuance of the notes.

         JOHN HENRY/MANHATTAN. In December 1998, we entered into an agreement to buy certain assets of the John Henry and Manhattan dress shirt business from Salant Corporation, which entered into a Chapter 11 bankruptcy proceeding. On February 24, 1999, the bankruptcy court approved the purchase for $27.0 million plus the value of the existing dress shirt inventory (which was subsequently valued at approximately $17.2 million). The acquisition was completed on March 29, 1999. The assets purchased consist of the John Henry, Manhattan and Lady Manhattan trademarks and trade names, license agreements, certain manufacturing equipment and the existing dress shirt inventory. On March 29, 1999, Phillips-Van Heusen Corporation purchased the existing dress shirt inventory at our acquisition cost and licensed from us the John Henry and Manhattan brands for men's dress shirts. In connection with the John Henry/Manhattan acquisition, we assumed a lease for a shirt manufacturing facility located in Mexico which expires in July 1999. In May 1999, we assigned the lease for the facility and sold certain manufacturing equipment to a non-affiliated party. The acquisition price, net of the $1.0 million deposit we have paid and proceeds from the sale of the existing dress shirt inventory, was approximately $26.0 million and was financed with borrowings under our Senior Credit Facility.

         We believe that these acquisitions will greatly expand our licensing revenues, add to our strong portfolio of brands, allow us to broaden our product line into product categories, such as women's wear and provide opportunities to expand into geographic areas where we believe these brands have been historically underrepresented, such as Europe and Asia.

         We were incorporated in Florida in April 1967. Our executive offices are located at 3000 N.W. 107th Avenue, Miami, Florida 33172, and our telephone number is (305) 592-2830.

                                  THE OFFERING

GENERAL................... In April 1999, we sold $100,000,000 in principal amount of notes to initial purchasers under a purchase agreement dated March 31, 1999. Pursuant to the purchase agreement, we, our subsidiaries who guaranteed our obligations under the notes and the initial purchasers entered into a registration rights agreement which granted the holders of the notes certain exchange and registration rights. Carfel, Inc., one of our affiliates, purchased $5,000,000 aggregate principal of the notes and agreed not to sell its notes except pursuant to a shelf registration statement and not before September 13, 1999.

                           In August 1999, we consummated an exchange offer whereby all the holders of the notes (except Carfel) exchanged their notes for freely transferable notes as required by the purchase agreement. This prospectus relates to the registration of the re-sale of the notes held by Carfel. All references to the notes are to all $100,000,000 in principal amount of notes outstanding unless the context otherwise requires.

RESALE.................... We believe that you will be able to freely transfer the notes without registration or any prospectus delivery requirement.

USE OF PROCEEDS........... We will not receive any cash proceeds from the sale of the notes being offered by Carfel under this prospectus.

                          SUMMARY OF TERMS OF THE NOTES

ISSUER.................... Perry Ellis International, Inc.
                           3000 N.W. 107th Avenue
                           Miami, Florida 33172
                           (305) 592-2830

NOTES OFFERED............. $5,000,000 aggregate principal of 12 1/4% Series A
                           Senior Subordinated  Notes due 2006.

MATURITY DATE............. April 1, 2006.

INTEREST PAYMENT DATES.... April 1 and October 1 of each year, commencing
                           October 1, 1999.

GUARANTEES................ Each of our current subsidiaries fully and unconditionally guarantee the notes on a senior subordinated basis. Future subsidiaries also may be required to guarantee the notes. See "Description of the Notes--Subsidiary Guarantees" and "--Certain Covenants--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

RANKING................... The notes and the subsidiary guarantees are unsecured senior subordinated indebtedness. The notes rank behind all of our existing and future senior indebtedness including borrowings under our $90.0 million credit agreement consisting of a revolving credit facility of up to an aggregate amount of $75.0 million and a term loan in the aggregate amount of $15.0 million (the "Senior Credit Facility") and three letter of credit facilities totaling $60.0 million (the "Letter of Credit Facilities") for the purchase of our products from suppliers. The guarantees of the notes rank behind all existing and future guarantor senior indebtedness, including guarantees of the Senior Credit Facility. The terms "senior indebtedness" and "guarantor senior indebtedness" are defined in the "Description of the Notes--Ranking" section of this prospectus.

                           After the issuance of the notes, our use of the net proceeds, the John Henry/Manhattan acquisition and related Phillips-Van Heusen transactions and the PEI acquisition, at July 31, 1999, we had $126.1 million of consolidated indebtedness outstanding, including $27.2 million of senior indebtedness (all of which is secured and is guarantor senior indebtedness). In addition, we would have had additional availability under the Senior Credit Facility of approximately $23.9 million as of July 31, 1999, all of which would have been senior secured indebtedness. We also have approximately $15.7 million in obligations, all of which are secured, over the next four years under a synthetic lease (the "Lease") which we entered into to finance our new office and warehouse facility. See "Description of Other Indebtedness."

                           We and our subsidiaries may incur additional indebtedness, subject to certain limitations. See "Description of the Notes-- Ranking" and "--Certain Covenants--Limitation on Indebtedness."

OPTIONAL REDEMPTION....... We may redeem the notes, in whole or in part, at any time, on or after April 1, 2003, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 1 of the years indicated below:

                                                                  REDEMPTION
                                 YEAR                               PRICE
                                 -----------------------------------------------
                                 2003.....................         106.125%
                                 2004.....................         103.063%
                                 2005 and thereafter......         100.000%

PUBLIC EQUITY OFFERING
OPTIONAL REDEMPTION....... On or before April 1, 2002, we may redeem up to 35%
                           of the aggregate principal amount of the notes with the net proceeds of certain public sales of common stock at 112.25% of the principal amount thereof, plus accrued and unpaid interest, if any, if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption. See "Description of the Notes--Redemption."

CHANGE IN CONTROL......... Upon certain changes in control, we must offer to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the purchase date. See "Description of the Notes--Certain Covenants--Purchase of Notes upon a Change in Control."

CERTAIN COVENANTS......... The indenture governing the notes contains covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

                           o        incur additional indebtedness;

                           o pay dividends on, redeem or repurchase our capital stock;

                           o        make certain investments;

                           o issue or sell capital stock of restricted subsidiaries;

                           o        create certain liens;

                           o        sell assets;

                           o in the case of our restricted subsidiaries, make dividends or other payments;

                           o in the case of our restricted subsidiaries, guarantee indebtedness;

                           o        engage in transactions with affiliates; and

                           o consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

                           These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the Notes" in this prospectus.

RISK FACTORS.............. You should carefully consider all of the information contained in this prospectus prior to investing in the notes. In particular, we urge you to carefully consider the factors set forth under "Risk Factors" beginning on page 13 of this prospectus.

         See "Description of Notes" for more detailed information concerning the terms of the notes.

            SUMMARY PRO FORMA AND SUPPLEMENTAL FINANCIAL INFORMATION

         The "Pro Forma Financial Information" set forth below gives effect to
(i) the PEI acquisition, (ii) the offering of the notes, (iii) the John Henry/Manhattan acquisition, and (iv) additional indebtedness incurred under the Senior Credit Facility to finance the John Henry and Manhattan acquisition as if they had occurred on February 1, 1998.

         The information presented below has been derived from our audited and unaudited consolidated financial statements, the audited and unaudited financial statements of Perry Ellis International, Inc. and the audited financial statements of the John Henry and Manhattan Business. This information does not purport to represent what our operating results or financial condition would actually have been had the PEI acquisition and/or the John Henry/Manhattan acquisition and related transactions actually occurred as of the dates indicated above or to project our financial condition for any future period. The information presented below should be read in conjunction with our consolidated financial statements and notes thereto, "Unaudited Pro Forma Combined Financial Information" and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto of PEI and of the John Henry and Manhattan Business included elsewhere herein.

PRO FORMA FINANCIAL INFORMATION

                                                 PRO FORMA         PRO FORMA
                                             FISCAL YEAR ENDED  SIX MONTHS ENDED
                                             JANUARY 31, 1999    JULY 31, 1999
                                             ----------------    -------------
                                                     (DOLLARS IN MILLIONS)

STATEMENT OF INCOME DATA:
Total revenues.................................   $245.5             $117.7
Depreciation and amortization..................      4.8                3.1
Operating income...............................     28.4               14.8
Interest expense...............................     16.4                8.2

OTHER FINANCIAL DATA AND RATIOS:
Pro Forma EBITDA (a)...........................    $33.3              $17.9
Ratio of Pro Forma EBITDA to interest expense..      2.0x               2.2x
Ratio of total debt to Pro Forma EBITDA........      4.0x               7.0x

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

         The following table presents summary historical financial data derived from the audited and unaudited consolidated financial statements of the Company, and the audited and unaudited financial statements of PEI and the audited financial statements of the John Henry and Manhattan Business. The historical financial information should be read in conjunction with our consolidated financial statements and notes thereto, the financial statements and notes thereto of PEI and the audited financial statements and notes thereto of the John Henry and Manhattan Business appearing elsewhere herein.

                                                                                                                   SIX MONTHS
                                                          FISCAL YEAR ENDED JANUARY 31,                           ENDED JULY 31,
                                            ----------------------------------------------------------        ---------------------
                                              1995       1996        1997          1998         1999            1998         1999
                                            -------    --------    --------      --------     --------        --------     --------
PERRY ELLIS INTERNATIONAL HISTORICAL
STATEMENT OF INCOME DATA:
Net sales                                   $90,564    $121,839    $157,373      $190,689     $221,347        $109,795      104,752
Royalty income..........................         --         759       1,654         4,032        3,057           2,003        9,060
                                            -------    --------    --------      --------     --------        --------     --------
Total revenues..........................     90,564     122,598     159,027       194,721      224,404         111,798      113,812
Cost of sales...........................     69,187      92,145     122,046       145,991      166,198          82,983       77,482
                                            -------    --------    --------      --------     --------        --------     --------
Gross profit............................     21,377      30,453      36,981        48,730       58,206          28,815       36,330
Selling, general and administrative
expenses................................     13,493      20,395      24,729        34,137       39,478          20,130       20,970
Depreciation and amortization...........        474         725       1,147         1,748        2,161           1,033        2,382
                                            -------    --------    --------      --------     --------        --------     --------
Operating income........................      7,410       9,333      11,105        12,845       16,567           7,652       12,978
Interest expense........................      1,219       2,224       1,664         2,782        3,494           1,864        5,906
                                            -------    --------    --------      --------     --------        --------     --------
Income before income taxes..............      6,191       7,109       9,441        10,063       13,073           5,788        7,072
Income taxes............................      2,319       2,685       3,597         2,885        4,491           2,095        2,573
                                            -------    --------    --------      --------     --------        --------     --------
Net income..............................     $3,872      $4,424      $5,844        $7,178       $8,582          $3,693       $4,499
                                            =======    ========    ========      ========     ========        ========     ========
OTHER FINANCIAL DATA AND RATIOS:
Net cash provided by (used in)
operating activities....................   $(20,015)     $5,303      $1,874       $(3,101)     $14,341            $125      $ 9,494
Net cash provided by (used in)
investing activities....................       (825)     (1,492)    (24,456)       (4,555)     (10,240)         (3,697)    (101,894)
Net cash provided by (used in)
financing activities....................     21,094      (3,894)     23,080         7,910       (4,938)          3,094       92,658
EBITDA (a)..............................      7,884      10,058      12,252        14,593       18,728           8,685       15,360
Capital expenditures....................        747       1,309       1,058         3,828        4,005           3,612          252
Ratio of earnings to fixed charges (b)..        5.3x        3.8x        5.7x          4.1x         4.2x            3.8x         2.1x
BALANCE SHEET DATA (AT PERIOD END):
Working capital.........................    $43,067     $47,760     $23,575       $66,166      $71,300          73,975       59,548
Total assets............................     55,512      53,735      88,158       101,650      108,958         108,904      210,680
Total debt (c)..........................     28,256       6,968      31,949        39,658       33,511          42,327      126,120
Total stockholders' equity..............     22,016      43,833      47,775        55,155       64,946          59,273       69,550

                                                   (continued on following page)

                                                         FISCAL YEAR ENDED DECEMBER 31,                         QUARTER ENDED
                                                                                                                  MARCH 31,
                                             -------------------------------------------------------        --------------------
                                              1994       1995        1996        1997          1998          1998          1999
                                             -------    -------    -------     -------       -------        ------        ------
PEI HISTORICAL
STATEMENT OF INCOME DATA:
Net royalty revenues.....................    $10,074    $11,685    $10,917     $15,660       $16,177        $6,738         5,760
Selling, general and administrative
expenses.................................      7,239      5,594      8,606       7,109         8,398         1,819         2,393
Depreciation and amortization............         37        200        212         226           228            58            58
                                             -------    -------    -------     -------       -------        ------        ------
Operating income.........................      2,798      5,891      2,099       8,325         7,551         4,861         3,309
Interest income..........................         43         82        144         136            32             9             7
                                             -------    -------    -------     -------       -------        ------        ------
Income before income taxes...............      2,841      5,973      2,243       8,461         7,583         4,870         3,316
Income taxes.............................        308        640        218         852           760            __            __
                                             -------    -------    -------     -------       -------        ------        ------
Net income...............................     $2,533     $5,333     $2,025      $7,609        $6,823        $4,870        $3,316
                                             =======    =======    =======     =======       =======        ======        ======

OTHER FINANCIAL DATA AND RATIOS:
Net cash provided by (used in) operating
activities...............................     $3,982      6,572      2,311      $7,454        $5,624          $766        $3,601
Net cash provided by (used in) investing
activities...............................     (1,902)      (355)    (1,047)        913           (21)           (9)           --
Net cash provided by (used in) financing
activities...............................     (2,423)    (4,763)    (1,413)     (9,679)       (4,354)         (800)       (2,900)
EBITDA (a)...............................      2,878      6,173      2,455       8,688         7,811         4,919         3,367
Capital expenditures.....................      1,402        355         47          87            21             9            --

BALANCE SHEET DATA (AT PERIOD END):
Working capital..........................     $ (204)    $1,281     $1,995        $(27)       $2,665        $3,656        $3,139
Total assets.............................      2,985      4,121      4,803       3,112         4,563         6,445         5,233
Total debt...............................        700         --         --          --            --            --            --
Total stockholders' equity...............      1,557      2,827      3,439       1,369         3,839         5,043         4,255

                                                                                                               FISCAL YEAR ENDED
                                                                                                                JANUARY 2, 1999
                                                                                                                ---------------
JOHN HENRY/MANHATTAN BUSINESS HISTORICAL
STATEMENT OF INCOME DATA:
Royalty Income............................................................................................            $3,993
Selling, general and administrative expenses..............................................................              (833)
Depreciation and amortization.............................................................................              (330)
Other income, net.........................................................................................                17
Income taxes, foreign.....................................................................................              (179)
                                                                                                                     -------
Income before interest and domestic income taxes..........................................................            $2,668
                                                                                                                     =======
BALANCE SHEET DATA (AT YEAR END)
Total assets..............................................................................................           $27,000
Total stockholders' equity................................................................................            27,000

-------------
(a) EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, and amortization expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, do not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

(b) For purpose of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense of the Lease deemed representative of the interest factor.

(c) Total debt includes balances outstanding under credit facilities, long-term debt and the current portion of long-term debt.

                                  RISK FACTORS

         YOUR INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE NOTES.

WE HAVE SUBSTANTIAL DEBT AND INTEREST PAYMENT OBLIGATIONS

         We now have a significant amount of debt. The following chart, with dollar amounts in thousands, shows certain important credit statistics and is presented as of and for the quarter ended July 31, 1999:

         Total debt............................................        $126,120
         Stockholders' equity..................................         $69,550
         Pro forma ratio of earnings to fixed charges..........             2.1x

         Our substantial indebtedness could have important consequences to you, including:

         o making it more difficult for us to satisfy our obligations with respect to the notes;

         o increasing our vulnerability to adverse general economic and industry conditions;

         o limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

         o requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

         o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

         o placing us at a competitive disadvantage compared to our less leveraged competitors.

         Our ability to pay interest on the notes and to satisfy our other debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the notes or to meet our other obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

         A significant portion of our assets consists of trademarks, licenses, goodwill and certain other intangibles. After giving effect to the (i) offering of the notes and the use of the net proceeds to finance the PEI acquisition and to repay a portion of indebtedness under the Senior Credit Facility and (ii) completion of the John Henry/Manhattan acquisition, we would have had approximately $120.7 million of intangible assets as of January 31, 1999. The value of these assets could be reduced materially in the future due to changing consumer preferences, our failure to implement our business strategy, competition and other future trends. As a result, our assets may not be sufficient to repay all of our indebtedness (including the notes) if secured creditors foreclose on the assets pledged to them or if we are forced to dispose of our assets to meet our obligations.

         See "Description of the Notes--Redemption" and "--Certain Covenants--Purchase of Notes upon a Change in Control" and "Description of Other Indebtedness."

THE NOTES AND GUARANTEES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS

         The notes are subordinated to all our senior indebtedness. The guarantees are subordinated to all guarantor senior indebtedness. As of July 31, 1999, after giving effect to the (i) offering of the notes and the use of the net proceeds to finance the PEI acquisition and to repay a portion of our indebtedness under the Senior Credit Facility and (ii) completion of the John Henry/Manhattan acquisition, we had outstanding $27.2 million of senior indebtedness (all of which is guarantor senior indebtedness and all of which is secured by substantially all our assets). Additionally, we have approximately $15.7 million of obligations under the Lease over a four-year period, all of which is secured by substantially all our assets. We also may incur additional senior indebtedness under the terms of the Senior Credit Facility and the indenture governing the notes. The maximum availability, subject to borrowing base requirements for the revolving credit facility, under our Senior Credit Facility is $90.0 million consisting of a revolving credit facility of up to an aggregate principal amount of $75.0 million and a term loan in the aggregate amount of $15.0 million which, if borrowed, would be senior indebtedness and would be secured by substantially all our assets.

         In the event of our bankruptcy, liquidation or dissolution, our assets would be available to pay obligations on the notes only after all payments have been made on our senior indebtedness. Similarly, in the event of a bankruptcy, liquidation or dissolution of any subsidiary, its assets would be available to pay obligations on the guarantee only after payments had been made on its guarantor senior indebtedness. In addition, no cash payments may be made with respect to the notes during the continuance of a payment default with respect to senior indebtedness. Furthermore, under certain circumstances, no cash payments with respect to the notes may be made for a period of up to 179 days (during each period of 360 days) if a nonpayment default exists with respect to designated senior indebtedness. We cannot assure you that sufficient assets will remain to make any payments to you or other holders of the notes. In addition, certain events of default under the Senior Credit Facility would prohibit us from making any payments on the notes. The terms "senior indebtedness," "guarantor senior indebtedness" and "designated senior indebtedness" are defined in the "Description of the Notes--Ranking" section of this prospectus. See "Description of Other Indebtedness" and "Description of the Notes."

THE NOTES ARE NOT SECURED BY ANY OF OUR ASSETS

         In addition to being subordinate to all of our senior indebtedness, the notes and the guarantees will not be secured by any of our assets or the assets of our subsidiaries. Our obligations under the Senior Credit Facility, however, are secured by all of our assets and those of our subsidiaries. Our obligations under the Lease are also secured by a lien on all of our assets and those of our subsidiaries. If we become insolvent or are liquidated, or if payment under the Senior Credit Facility is accelerated, the lenders under the Senior Credit Facility and the Lease would be entitled to exercise the remedies available to a secured lender under applicable law. Under these circumstances, these lenders will have a claim on substantially all of our assets and those of our subsidiaries. Because the notes are unsecured, there could be no assets remaining for the holders of the notes or any remaining assets could be insufficient to pay off the notes. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Other Indebtedness," "Description of the Notes," "Unaudited Pro Forma Combined Financial Information" and "Selected Historical Financial Information."

A CHANGE IN FASHION TRENDS COULD HARM OUR BUSINESS

         We believe that our success depends on our ability to anticipate, identify and respond to changing fashion trends in a timely manner. To the extent that we decide to increase our marketing of women's apparel, we may be more subject to changes in fashion trends. If we misjudge consumer preferences or if a shift in fashion trends turns away from our products, it could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Business."

OUR BUSINESS COULD BE HARMED IF GENERAL ECONOMIC CONDITIONS DETERIORATE OR SOME OF OUR CUSTOMERS EXPERIENCE FINANCIAL DIFFICULTIES

         The retail industry has historically been subject to substantial cyclical variations and is particularly affected by adverse trends in the general economy, with consumer spending tending to decline during recessionary periods. The success of our operations depends on consumer spending, which is impacted by a number of factors including economic conditions (and perceptions of economic conditions) affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and taxation, for the economy as a whole and in regional and local markets where our products are sold. Any significant deterioration in general economic conditions or increases in interest rates could reduce the level of consumer spending and thereby have a material adverse effect on our business, financial condition, results of operations and prospects by, among other things, inhibiting consumers' use of credit.

         In addition, during the past several years, various retailers, including some of our customers, have experienced significant changes and difficulties including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a customer or its financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our business, financial condition, results of operation and prospects. See "Business."

WE RELY ON OUR KEY CUSTOMERS FOR MUCH OF OUR BUSINESS

         We derive a significant amount of our revenues from a few major customers. Net sales to our five largest customers totaled approximately 48% of net sales during fiscal 1999, 47% of net sales during fiscal 1998 and 54% of net sales during fiscal 1997. Our largest customers include Dayton Hudson, Sears Roebuck, Wal-Mart, Federated Department Stores, Kohl's, and J.C. Penney. Sales to Dayton Hudson accounted for approximately 15% of net sales during fiscal 1999 and sales to Sears Roebuck and Federated Department Stores each accounted for approximately 10% of net sales during fiscal 1999. Sales to Dayton Hudson accounted for approximately 12% of net sales during fiscal 1998 and sales to Sears Roebuck accounted for approximately 13% of net sales during fiscal 1998. Sales to Kmart Corporation accounted for approximately 15% of net sales during fiscal 1997 and sales to J.C. Penney and Sears Roebuck each accounted for approximately 12% of net sales during fiscal 1997. No other single customer accounted for more than 10% of net sales during these fiscal years. Although we have long-established relationships with many of our customers, we do not have long-term contracts with any of them and purchases generally occur on an order-by-order basis. A decrease in business from or loss of any of our major customers could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Business--Marketing and Distribution."

OUR BUSINESS MAY BE HARMED IF OUR CONTRACT MANUFACTURERS DO NOT PRODUCE OUR GOODS EFFECTIVELY

         We currently utilize independent contract manufacturers to produce substantially all of our apparel products. We depend upon the ability of our contract manufacturers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. The use of contract manufacturing and the resulting lack of direct control could subject us to difficulty in obtaining timely delivery of products of acceptable quality. We do not have long-term contracts with any of our suppliers. We believe that the loss of any one or more of our suppliers is not likely to have a long-term material adverse effect on our business because either new or existing manufacturers would be available to fulfill our requirements although in the short term it could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, in the event of supply problems, key customers may turn to other suppliers. See "Business--Sources of Supply."

OUR BUSINESS MAY BE HARMED IF OUR FOREIGN SUPPLIERS DO NOT ADEQUATELY PROVIDE US WITH PRODUCT

         During fiscal 1999, substantially all of our products were purchased from independent contract manufacturers located in foreign countries. We currently use approximately 48 suppliers in countries in the Far East and other parts of Asia and approximately 24 suppliers in Mexico and countries in Central America. Because most of our products are manufactured abroad, we are required to order products further in advance than would be the case if products were manufactured domestically. If we overestimate retailers' demand, we may be required to hold goods in inventory which we may be unable to sell at historical margins; if we underestimate retailers' demand, we may not be able to fill reorders on a timely basis. Foreign manufacturing is subject to a number of other risks, including work stoppages, transportation delays and interruptions, political instability, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other events. If any of these events occur, we could miss an upcoming retailing season, which could result in loss of revenues, customer orders and customer goodwill and could have a material adverse effect on our business, financial condition, results of operations and prospects.

         Although we have historically contracted to purchase substantially all of our goods in U.S. dollars, reductions in the value of the U.S. dollar could ultimately increase the prices that we pay for our products. See
"Business--Sources of Supply."

IT IS POSSIBLE THAT WE WILL NOT BE ABLE TO RENEW CERTAIN LICENSES

         We currently license the Ping, Andrew Fezza and PNB Nation brands from third parties. These licenses vary in length of term, renewal conditions and royalty obligations. There can be no guarantee that, if we desire to renew or extend any of these licenses, we would be able to do so on favorable terms, if at all. See "Business--Brands."

THE INDENTURE IMPOSES MANY RESTRICTIONS ON US

         The indenture governing the notes contains covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

         o        incur additional indebtedness;

         o        pay dividends on, redeem or repurchase our capital stock;

         o        make certain investments;

         o        issue or sell capital stock of restricted subsidiaries;

         o        create certain liens;

         o        sell assets;

         o in the case of our restricted subsidiaries, make dividends or other payments;

         o in the case of our restricted subsidiaries, guarantee indebtedness;

         o        engage in transactions with affiliates; and

         o consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

         These covenants are subject to important exceptions and qualifications which are described under the heading "Description of the Notes" in this prospectus.

         In addition, the Senior Credit Facility and, to a lesser extent, the Lease contain many restrictive covenants similar to the indenture's covenants which, among other things, impose certain limitations on us. The Senior Credit Facility contains restrictive covenants which are generally more restrictive than those contained in the indenture. The Senior Credit Facility requires us to maintain specified consolidated financial ratios and satisfy certain consolidated financial tests. Our ability to meet those financial ratios and financial tests may be affected by events beyond our control, and we cannot assure you that we will meet those tests. If we fail to meet those tests or breach any of the covenants, the lenders under the Senior Credit Facility or the lessor under, and the financial institutions which financed, the Lease could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If we are unable to repay those amounts, each of the lenders and the financial institutions could proceed against our assets granted as collateral to secure that indebtedness. We cannot assure you that our assets would be sufficient to repay in full the indebtedness under the Senior Credit Facility and/or the Lease.

         In addition, if we default under the indenture, the Senior Credit Facility or the Lease, that default could constitute a cross-default under the indenture, the Senior Credit Facility or the Lease, as applicable. See "Description of the Notes" and "Description of Other Indebtedness."

         These operating and financial restrictions and covenants may adversely affect, and in fact may limit or prohibit, our ability to finance future acquisitions, our operations and our capital needs. See "Description of Other Indebtedness" and "Description of the Notes."

WE ARE REQUIRED TO FINANCE WORKING CAPITAL

         We need significant working capital to purchase inventory and finance accounts receivable and are generally required to post letters of credit when placing an order with one of our foreign manufacturers. Currently, a substantial portion of our working capital requirements are met through the Senior Credit Facility. We also maintain the Letter of Credit Facilities to permit us to post letters of credit. In the event we are unable to extend or renew either the Senior Credit Facility or the Letter of Credit Facilities on satisfactory terms or in the event borrowings thereunder were unavailable to us as a result of our non-compliance with the financial and operating covenants contained therein, our ability to purchase inventory and finance accounts receivable would be curtailed or eliminated and our business, financial condition, results of operations and prospects could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Other Indebtedness."

IMPORTS ARE SUBJECT TO IMPORT RESTRICTIONS

         Due to our dependence on foreign suppliers, we are subject to risks associated with importing products into the United States. Substantially all of our import operations are subject to the terms of bilateral textile agreements between the United States and a number of foreign countries. These agreements allow the United States to impose at any time restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits.

         Our imported products are also subject to United States customs duties, which are a material portion of our cost of sales. The United States and the countries in which our products are manufactured may from time to time impose new quotas, duties, tariffs or other restrictions or adversely adjust presently prevailing quotas, duties or tariffs. For example, the United States has imposed penalties on imported foreign products which are found to have been manufactured by convict, forced or indentured labor and has, from time to time, threatened to withdraw China's "most favored nation" status (from where less than 10% of our products are currently purchased), which could result in the imposition of reduced quotas and/or higher tariffs on products imported from that country. Any new or increased quotas, duties, tariffs or other such restrictions could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Business--Sources of Supply."

         Any changes in these agreements that impose additional restraints on the products we import could increase our costs, limit the products we have available to sell and have a material adverse effect on our business, financial condition, results of operations and prospects.

WE ARE SUBJECT TO CERTAIN RISKS RELATING TO OUR CURRENT AND FUTURE ACQUISITIONS AND THEIR INTEGRATION

         Our business strategy includes making selective acquisitions to add new product lines and expand our portfolio of brand names, although we currently are not contemplating any acquisitions. This strategy presents certain risks inherent in (a) assessing the value, strengths and weaknesses of brand names,
(b) evaluating the costs and uncertain returns of expanding our operations, and
(c) integrating the brands acquired with existing operations. Our growth strategy may affect short-term cash flow and net income as we increase our indebtedness and incur expenses to promote newly acquired brands and expand our inventory. As a result, revenue and operating results may fluctuate. We cannot assure you that we will successfully expand our portfolio of brands, that any acquired brand names will be successfully integrated into our operations or that any expansion will result in profitability. The failure to successfully implement our growth strategy may have a material adverse effect on our business, financial condition, results of operations and prospects.

         Our anticipated growth may place significant demands on our management and our operational, financial and marketing resources. In connection with the acquisition of new brand names, we anticipate expanding the number of our employees, the scope of our operating systems and the geographic area of our operations. We believe this growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel. To manage this expected growth, we intend to invest further in our operating systems and to continue to expand, train and manage our employee base, although we cannot assure you that our current operating and financial systems and controls will continue to be adequate as we grow or that any steps taken to improve such systems and controls will be sufficient. Our failure to successfully integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

         There may be liabilities that we failed or were unable to discover in the course of performing due diligence investigations related to the PEI acquisition, the John Henry/Manhattan acquisition and any future acquisitions. Such liabilities could include those arising from the trademarks, employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. We try to minimize these risks by conducting that due diligence, including trademark, employee benefits and environmental reviews, we deem appropriate under the circumstances. However, we cannot assure you that we have identified or, in the case of future acquisitions, will identify, all existing or potential risks. We also seek to require the sellers to indemnify us against undisclosed liabilities. However, we cannot assure you that the indemnification, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

WE FACE INTENSE COMPETITION IN THE RETAIL APPAREL INDUSTRY

         The retail apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, importers and licensors, many of which have greater financial and marketing resources than us. To date, we have been able to compete successfully but there can be no guarantee that we will continue to be able to do so in the future. See "Business--Competition."

WE ARE SUBJECT TO SEASONALITY

         Our products have historically been geared toward lighter-weight products generally worn during the spring and summer months, which typically caused disproportionately higher revenues to be realized during the first and third quarters of each fiscal year. Although this seasonality has been somewhat reduced with the introduction of fall, winter and holiday merchandise, our business is still affected by seasonality. See "Business--Seasonality and Backlog."

OUR BUSINESS COULD BE HARMED IF WE EXPANDED OUR BUSINESS WITHOUT THE PROPER FINANCIAL AND PERSONNEL RESOURCES

         During the past six years, we have experienced rapid growth in sales, expansion of our product offerings, acquisitions and integration of additional brands and an increase in our customer base. Part of our business strategy is to expand our licensing activities. Any future growth will require increasing amounts of working capital and financing and may place a significant strain on our management and on our financial and information processing systems. The failure to obtain additional financing, to maintain or upgrade these systems, to recruit additional staff and key personnel or to respond effectively to other difficulties associated with rapid expansion could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

AN INCREASE IN THE PRICE OF COTTON FABRIC OR ITS REDUCED AVAILABILITY MAY HARM OUR BUSINESS

         Cotton fabric is the principal raw material used in our apparel. Although we believe that our suppliers will continue to be able to procure a sufficient supply of cotton fabric for our production needs, the price and availability of cotton may fluctuate significantly. If the price of cotton fabric or other raw materials used by us increases, there would be a material adverse effect on our cost of sales. Additionally, if such raw materials become scarce or unavailable, we would be unable to meet our customers' demands and there could be a material adverse effect on our revenues and/or cost of sales. See "Business--Sources of Supply."

THE LOSS OF GEORGE FELDENKREIS, OSCAR FELDENKREIS OR OTHER KEY EMPLOYEES WOULD DAMAGE OUR BUSINESS

         Our future success depends to a significant extent on retaining the services of certain executive officers and directors, in particular George Feldenkreis, our Chairman of the Board and Chief Executive Officer, and Oscar Feldenkreis, our President and Chief Operating Officer. They are each party to an employment agreement with us, expiring in May 2000. George Feldenkreis, however, is only required to devote approximately 50% of his working time to us. We cannot guarantee that any key member of management will continue in his or her capacity for any period of time. The loss of the services of either individual, or any other key member of management, could have a material adverse effect on our business, financial condition, results of operations and prospects. Our continued success is also dependent upon our ability to attract and retain qualified management, administrative and sales personnel to support our future growth and our inability to do so may have a material adverse effect on our business, financial condition, results of operations and prospects. See "Management."

GEORGE FELDENKREIS, OSCAR FELDENKREIS AND THEIR AFFILIATES CONTROL US

         As of the date of this prospectus, George Feldenkreis, our Chairman of the Board and Chief Executive Officer, his children, Oscar Feldenkreis, our President and Chief Operating Officer, and Fanny Hanono, our Secretary-Treasurer, and their respective affiliates, beneficially owned approximately 51.0% of our Common Stock. As a result, such persons will effectively have the ability to significantly influence the election of our directors and the outcome of all other issues submitted to our shareholders. See "Principal Shareholders."

WE MAY NOT ABLE TO REPURCHASE THE NOTES UPON A CHANGE IN CONTROL

         Upon the occurrence of certain specific kinds of change in control events, we will be required to offer to repurchase all the outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change in control to make the required repurchase of the notes. In addition, restrictions in our Senior Credit Facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture. See "Description of the Notes--Certain Covenants--Purchase of Notes Upon a Change in Control."

WE MAY FACE YEAR 2000 PROBLEMS

         Many computer systems were designed using only two digits to designate years. As such, these systems may not recognize "00" as being 2000 and may read it as 1900. We undertook a study of our functional application systems to determine their compliance with year 2000 issues and, to the extent of noncompliance, required remediation. As a result of this study, we believe the majority of our systems are year 2000 compliant, although there are less significant hardware components which will only become year 2000 compliant during 1999. However, we cannot assure you that all of the software products currently used by us are in fact year 2000 compliant. To date, the expenses to third parties incurred by us in order to become year 2000 compliant, including computer software costs, have been $0.25 million and the current additional estimated cost to third parties to complete such remediation is expected to be $0.1 million. These costs, other than software, have been and will continue to be expensed as incurred.

         An assessment of year 2000 compliance of third party entities with which we have relationships, such as our banking institutions, customers, payroll processors, suppliers and others is ongoing. We have inquired, or are in the process of inquiring, of the significant aforementioned third party entities as to their readiness with respect to year 2000 compliance and to date have received indications that many of them are either compliant or in the process of attaining compliance. We will continue to monitor these third party entities to determine the impact on our business and the actions we must take, if any, in the event of non-compliance by any of these third parties. There can be no assurance that the systems of these third parties with which our systems interact will be compliant by the end of 1999 or that any failure by these third parties would not have a material adverse affect on our business, financial condition, results of operations and prospects. We have not developed any contingency plan to mitigate the adverse affects that the year 2000 issue may have on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

THERE MAY BE FRAUDULENT CONVEYANCE MATTERS RELATING TO THE GUARANTEES

         Various fraudulent conveyance laws have been enacted for the protection of creditors. These laws may be utilized by a court to find that a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

         o was insolvent or rendered insolvent by reason of the issuance of the guarantee; or

         o was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

         o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

         In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

         The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, a guarantor would be considered insolvent if:

         o the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

         o the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

         o        it could not pay its debts as they become due.

       On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to the debt incurred by that guarantor in connection with the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. However, we cannot assure you as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

THE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP

         There has not been an established trading market for the notes. Although the initial purchasers currently make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice.

         We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

         The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements concerning our existing and contemplated operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond our control. They include the level of consumer spending for apparel and other merchandise, competition among department and specialty stores, management's ability to predict consumer preferences, the effectiveness of planned advertising, marketing and promotional campaigns, realization of planned synergies, private brand sales and effective cost containment. See "Forward-Looking Statements."

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the sale of the notes being offered by Carfel under this prospectus. We estimate we will spend $40,000 in registering the notes under this prospectus.

                                 CAPITALIZATION

         The following table sets forth our historical capitalization as of July 31, 1999, which includes the offering of the notes, the consummation of the PEI acquisition, and consummation of the John Henry/Manhattan acquisition. This table should be read in conjunction with our consolidated financial statements and notes thereto, and the Unaudited Pro Forma Combined Financial Information and notes thereto included elsewhere in this prospectus.

                                                               JULY 31, 1999
                                                               -------------
                                                                 HISTORICAL
                                                              --------------
                                                              (IN THOUSANDS)

Total debt:
Senior Credit Facility....................................       $27,213
Senior Subordinated Notes.................................        98,901
                                                                --------
         Total debt(a)....................................       126,120
                                                                --------
Total stockholders' equity................................        69,550
                                                                --------
         Total capitalization.............................      $195,670
                                                                ========
----------------------
(a) As of July 31, 1999, we had approximately $15.7 million of obligations under the Lease which are not included in the amount shown in the table above. See "Description of Other Indebtedness."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following sets forth the Company's Unaudited Pro Forma Combined Financial Information for the fiscal year ended January 31, 1999, and for the six months ended July 31, 1999 giving effect to the PEI and John Henry/Manhattan acquisitions under the "purchase" method of accounting and the offering of the notes. The Company's Unaudited Pro Forma Combined Income Statement Information presents the (i) PEI acquisition and the offering of the notes and (ii) the John Henry/Manhattan acquisition, each as if they had been consummated on the first day of each period presented. The Unaudited Pro Forma Combined Financial Information of the combined companies are presented for illustrative purposes only, and therefore do not purport to present the financial position or results of operations of the Company had the PEI acquisition, the offering of the notes and the John Henry/Manhattan acquisition occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.

         The Company completed the PEI acquisition on April 6, 1999 and the John Henry/Manhattan acquisition on March 29, 1999. As such, the effect of these acquisitions is included in the Company's unaudited interim balance sheet as of July 31, 1999.

         The historical financial information for Perry Ellis International, PEI and the John Henry/Manhattan Business has been derived from the respective financial statements included in this prospectus. The pro forma adjustments relating to the acquisition and integration of PEI and John Henry/Manhattan represent the Company's preliminary determinations of these adjustments and are based upon available information and certain assumptions the Company considers reasonable under the circumstances. Final amounts could differ from those set forth herein.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                INCOME STATEMENT

                           YEAR ENDED JANUARY 31, 1999

                                  Historical(1)                     Pro Forma              Historical(1)             Pro Forma
                           -------------------------     ------------------------------    -------------   ------------------------
                           Perry Ellis                                                     John Henry/
                           International      PEI        Adjustments(3)      Combined       Manhattan      Adjustments(4)  Combined
                           -------------   ---------     --------------     -----------    -------------   --------------  --------
                                                                      (Dollars in thousands)
Net sales................   $221,347        $    --         $    --          $221,347         $   --          $     --     $221,347
Royalty income...........      3,057         16,177              --            19,234          3,993               887(a)    24,114
                            --------        -------         -------          --------         ------          --------     --------
Total revenues...........    224,404         16,177              --           240,581          3,993               887      245,461
Cost of sales............    166,198             --              --           166,198             --                --      166,198
                            --------        -------         -------          --------         ------          --------     --------
Gross profit.............     58,206         16,177              --            74,383          3,993               887       79,263
Selling, general, and
administrative expenses..     41,639          8,594            (793)(a)        49,440          1,146               243(b)    50,829
                            --------        -------         -------          --------         ------          --------     --------
Operating income.........     16,567          7,583             793            24,943          2,847               644       28,434
Interest expense.........      3,494             --          10,896(b)         14,390              --            2,056(c)    16,446
                            --------        -------         -------          --------         ------          --------     --------
Income before provision
for income taxes.........     13,073          7,583         (10,103)           10,553          2,847            (1,412)      11,988
Provision for income
taxes....................      4,491            760            (867)(c)         4,384            179               370(d)     4,933
                            --------        -------         -------          --------         ------          --------     --------
Net income...............     $8,582         $6,823         $(9,236)           $6,169         $2,668           $(1,782)      $7,055
                            ========        =======         =======          ========         ======          ========     ========
Other Operating Data:
  Ratio of earnings to
  fixed charges(5).......        4.3x            --              --               1.7x            --                --          1.7x
  Depreciation and
  amortization...........     $2,161           $228          $1,673            $4,062           $330              $436       $4,828
  EBITDA(6)..............    $18,728         $7,811          $2,466           $29,005         $3,177            $1,080      $33,262

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                INCOME STATEMENT

                         SIX MONTHS ENDED JULY 31, 1999

                                  Historical(1)                 Pro Forma               Historical(1)             Pro Forma
                           ------------------------   ------------------------------    -------------   ---------------------------
                           Perry Ellis                                                  John Henry/
                           International      PEI     Adjustments(3)      Combined       Manhattan      Adjustments(4)     Combined
                           -------------   --------   --------------     -----------    -------------   ---------------    --------
                                                                   (Dollars in thousands)
Net sales...............    $104,752        $   --       $    --          $104,752           $ --             $  --        $104,752
Royalty income..........       9,060         3,220            --            12,280            704                --          12,984
                            --------        ------       -------          --------           ----             -----        --------
Total revenues..........     113,812         3,220            --           117,032            704                --         117,736
Cost of sales...........      77,482            --            --            77,482             --                --          77,482
                            --------        ------       -------          --------           ----             -----        --------
Gross profit............      36,330         3,220            --            39,550            704                --          40,254
Selling, general, and
administrative expenses.      23,352         1,664           319(a)         25,335             55                66(b)       25,456
                            --------        ------       -------          --------           ----             -----        --------
Operating income........      12,978         1,556          (319)           14,215            649               (66)         14,798
Interest expense........       5,906            --         1,987(b)          7,893              --              312(c)        8,205
                            --------        ------       -------          --------           ----             -----        --------
Income before provision
for income taxes........       7,072         1,556        (2,306)            6,322            649              (378)          6,593
Provision for income
taxes...................       2,573            --          (272)(c)         2,301             41                57(d)        2,399
                            --------        ------       -------          --------           ----             -----        --------
Net income..............      $4,499        $1,556       $(2,034)           $4,021           $608             $(435)         $4,194
                            ========        ======       =======          ========           ====             =====        ========
Other Operating Data:
  Ratio of earnings to
  fixed charges(5)......         2.1x           --            --                --             --                --             1.8x
  Depreciation and
  amortization..........      $2,382          $319          $319            $3,020            $55               $66          $3,141
  EBITDA(6).............     $15,360        $1,875          $ --           $17,235           $704               $--         $17,939

        See Notes to Unaudited Pro Forma Combined Financial Information.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                             (DOLLARS IN THOUSANDS)

(1) The year ended January 31, 1999 is the Company's historical financial reporting period. For the pro forma year ended January 31, 1999 (i) PEI's financial information has been included for the twelve months ended December 31, 1998 and (ii) John Henry/Manhattan has been included for the year ended January 2, 1999 because they have historically reported on these fiscal year ends. The Company believes the effect of the difference in these reporting periods is not significant and is not reflected in the Unaudited Pro Forma Combined Financial Information. The six months ended July 31, 1999 is the Company's historical interim financial reporting period. For the pro forma six months ended July 31, 1999 the financial information of PEI has been included for the period of February 1, 1999 to April 6, 1999 (date acquired) and the financial information of John Henry/Manhattan has been included for the period of February 1, 1999 to March 29, 1999 (date acquired).

(2) On March 29, 1999, the Company acquired the John Henry, Manhattan and Lady Manhattan trademarks for $27.0 million. On April 6, 1999 the Company acquired PEI for $75.0 million plus working capital less the net severance and bonus amounts. The acquisitions were accounted for using the purchase method of accounting and accordingly, the financial statements include the results of operations of the acquisitions commencing on April 1, 1999 for the John Henry/Manhattan acquisition and April 7, 1999 for the PEI acquisition. The purchase price is calculated as follows:

PURCHASE PRICE DETERMINATION:
     Gross purchase price...............................            $102,000
     Net adjustments to purchase price..................               1,685
Expenses incurred in connection with acquisition........               5,885
                                                                    --------
         Net purchase price.............................            $109,570
                                                                    ========
PURCHASE PRICE ALLOCATION:
     Current assets.....................................              $4,797
     Property, plant and equipment......................                  20
     Trademarks.........................................             106,170
     Accounts payable and accrued expenses..............              (1,417)
                                                                    --------
         Net purchase price.............................            $109,570
                                                                    ========

The PEI and John Henry/Manhattan assets acquired and liabilities assumed have been recorded at their estimated fair values. A final determination of the required purchase accounting adjustments and of the fair value of the assets and liabilities acquired or assumed has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma financial information reflect our best estimate based upon currently available information.

(3) The pro forma income statement data presents the effects of the PEI acquisition and the offering of the notes, in each case as if they occurred as of the beginning of such period, including:

                                                                                         YEAR ENDED         SIX MONTHS ENDED
                                                                                      JANUARY 31, 1999        JULY 31, 1999
                                                                                      ----------------      ----------------
    (a)  Adjustments to selling, general and administrative expenses:
             Decrease in depreciation expense to reflect the fair value and
                 useful lives of the acquired property, plant and equipment..              $  (180)               $    --
             Amortization expense of trademarks (straight line--40 years).....               1,853                    319
             Elimination of consulting fees, licensing fees, severance costs,

                                       28

                 occupancy costs and employment costs that will not be
                 incurred by the Company.....................................               (2,466)                    --
                                                                                           -------                -------
        Total adjustment to selling, general and administrative expenses.....                 (793)                   319
                                                                                           -------                -------
    (b)  The pro forma adjustments to interest expense arising from the PEI acquisition and the offering of the notes are presented below:
             Reduction of interest expense related to the:
                  Lower balance outstanding under the credit facility (at
                  7.60%).....................................................               (1,962)                  (334)
                  (A 0.25% increase or decrease in the interest rate used above would result in an increase or decrease in annual interest expense of $65)
         Additional interest cost related to:
              The notes......................................................               12,250                  2,169
              Amortization of deferred financing costs and discounts.........                  608                    152
                                                                                           -------                -------
         Total adjustment to interest expense................................               10,896                  1,987
                                                                                           -------                -------
    (c)  Adjustment to the provision for income taxes at an effective rate of
         34.4% for the year ended January 31, 1999 and 36.3% for the six months
         ended July 31, 1999.................................................                 (867)                  (272)
                                                                                           -------                -------
         Total adjustments to income statement...............................              $(9,236)               $(2,034)
                                                                                           =======                =======

In addition to the above, we believe additional cost savings will be realized through the combination of the two companies.

(4) The pro forma income statement data present the effects of the John Henry/Manhattan acquisition, in each case as if they occurred as of the beginning of such period, including:

                                                                                         YEAR ENDED         SIX MONTHS ENDED
                                                                                      JANUARY 31, 1999        JULY 31, 1999
                                                                                      ----------------      ----------------
    (a)  Adjustments to royalty income:
             Additional royalty income as a result of the licensing agreement with
                 Phillips-Van Heusen.........................................               $1,000                  $  --
             Elimination of inter-company revenues...........................                 (113)                    --
                                                                                            ------                  -----
                  Total adjustment to royalty income.........................                  887                     --
    (b)  Adjustments to selling, general and administrative expenses:
             Amortization expense of trademarks (straight-line 40 years).....                  686                    121
             Elimination of inter-company expenses...........................                 (113)                    --
             Elimination of amortization of intangible assets not acquired...                 (330)                   (55)
                                                                                            ------                  -----
                  Total adjustment to selling, general and administrative expenses             243                     66
    (c)  The pro forma adjustments to interest expense arising from the John
         Henry/Manhattan acquisition and the corresponding increase in debt are presented below:
             Increase of interest expense related to the increased balance
                 outstanding under the credit facility (at 7.60%)............                1,976                    299
             Amortization of deferred financing costs........................                   80                     13
                                                                                            ------                  -----
                  Total adjustment to interest expense.......................                2,056                    312
    (d)  Inclusion of a provision for federal income taxes at an effective rate of
         34.4% for the year ended January 31, 1999 and 36.3% for the six months
         ended July 31, 1999.................................................                  370                     57
                                                                                            ------                  -----
                  Total adjustment to income statement.......................              $(1,782)                 $(435)
                                                                                           =======                  =====

In addition to the above, we believe additional cost savings will be realized through the combination of the two companies.

(5) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense of the Lease deemed representative of the interest factor.

(6) EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, and amortization expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, do not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies. See "Statements of Cash Flows" in our consolidated financial statements contained elsewhere in this prospectus.

                    SELECTED HISTORICAL FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

         The following table presents selected historical financial and operating data derived from the audited and unaudited consolidated financial statements of the Company and the audited and unaudited financial statements of PEI and the audited financial statements of the John Henry and Manhattan Business. In the opinion of management, the unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the interim periods presented and all adjustments are of a normal and recurring nature. The results of operations for the six months ended July 31, 1999 and the three months ended March 31, 1999 are not necessarily indicative of the results which may be expected for the entire fiscal year. The historical financial data should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere herein and the financial statements and notes thereto of PEI appearing elsewhere herein; and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED JANUARY 31,                                JULY 31,
                                       ----------------------------------------------------------------       ---------------------
                                        1995           1996          1997          1998           1999          1998          1999
                                      -------        --------     --------      --------       -------       --------      -------
PERRY ELLIS INTERNATIONAL HISTORICAL
STATEMENT OF INCOME DATA:
Net sales............................ $90,564        $121,839     $157,373      $190,689      $221,347       $109,795      104,752
Royalty income.......................      --             759        1,654         4,032         3,057          2,003        9,060
                                      -------        --------     --------      --------       -------       --------      -------
Total revenues.......................  90,564         122,598      159,027       194,721       224,404        111,798      113,812
Cost of sales........................  69,187          92,145      122,046       145,991       166,198         82,983       77,482
                                      -------        --------     --------      --------       -------       --------      -------
Gross profit.........................  21,377          30,453       36,981        48,730        58,206         28,815       36,330
Operating expenses...................  13,493          20,395       24,729        34,137        39,478         20,130       20,970
Depreciation and amortization........     474             725        1,147         1,748         2,161          1,033        2,382
                                      -------        --------     --------      --------       -------       --------      -------
Operating income.....................   7,410           9,333       11,105        12,845        16,567          7,652       12,978
Interest expense.....................   1,219           2,224        1,664         2,782         3,494          1,864        5,906
                                      -------        --------     --------      --------       -------       --------      -------
Income before income taxes...........   6,191           7,109        9,441        10,063        13,073          5,788        7,072
Income taxes.........................   2,319           2,685        3,597         2,885         4,491          2,095        2,573
                                      -------        --------     --------      --------       -------       --------      -------
Net income...........................  $3,872          $4,424       $5,844        $7,178        $8,582         $3,693       $4,499
                                      =======        ========     ========      ========       =======       ========      =======
OTHER FINANCIAL DATA AND RATIOS:
Net cash provided by (used in)
  operating activities...............$(20,015)         $5,303       $1,874       $(3,101)      $14,341           $125       $9,494
Net cash provided by (used in)
  investing activities...............    (825)         (1,492)     (24,456)       (4,555)      (10,240)        (3,697)     (101,894)
Net cash provided by (used in)
  financing activities...............  21,094          (3,894)      23,080         7,910        (4,938)         3,094       92,658
EBITDA (a)...........................   7,884          10,058       12,252        14,593        18,728          8,685       15,360
Capital expenditures.................     747           1,309        1,058         3,828         4,005          3,612          252
Ratio of earnings to
  fixed charges (b)..................     5.3x            3.8x         5.7x          4.1x          4.2x           3.8x         2.1x
BALANCE SHEET DATA (AT PERIOD END):
Working capital...................... $43,067         $47,760      $23,575       $66,166       $71,300         73,975       59,548
Total assets.........................  55,512          53,735       88,158       101,650       108,958        108,904      210,680
Total debt (c).......................  28,256           6,968       31,949        39,658        33,511         42,327      126,120
Total stockholders' equity...........  22,016          43,833       47,775        55,155        64,946         59,273       69,550

                                                     FISCAL YEAR ENDED DECEMBER 31,                        QUARTER ENDED MARCH 31,
                                    ---------------------------------------------------------------        -----------------------
                                     1994           1995          1996          1997          1998           1998          1999
                                   -------        -------      -------       -------       -------         ------        ------
PEI HISTORICAL
STATEMENT OF INCOME DATA:
Net royalty revenues................$10,074        $11,685      $10,917       $15,660       $16,177         $6,738         5,760
Selling, general and
  administrative expenses...........  7,239          5,594        8,606         7,109         8,398          1,819         2,393
Depreciation and amortization.......     37            200          212           226           228             58            58
                                    -------        -------      -------       -------       -------         ------        ------
Operating income....................  2,798          5,891        2,099         8,325         7,551          4,861         3,309
Interest income.....................     43             82          144           136            32              9             7
                                    -------        -------      -------       -------       -------         ------        ------
Income before income taxes..........  2,841          5,973        2,243         8,461         7,583          4,870         3,316
Income taxes........................    308            640          218           852           760             --            --
                                    -------        -------      -------       -------       -------         ------        ------
Net income.......................... $2,533         $5,333       $2,025        $7,609        $6,823         $4,870        $3,316
                                    =======        =======      =======       =======       =======         ======        ======

OTHER FINANCIAL DATA AND RATIOS:
Net cash provided by (used in)
  operating activities.............. $3,982          6,572        2,311        $7,454        $5,624           $766        $3,601
Net cash provided by (used in)
  investing activities.............. (1,902)          (355)      (1,047)          913           (21)            (9)           --
Net cash provided by (used in)
  financing activities.............. (2,423)        (4,763)      (1,413)       (9,679)       (4,354)          (800)       (2,900)
EBITDA (a)..........................  2,878          6,173        2,455         8,688         7,811          4,919         3,367
Capital expenditures................  1,402            355           47            87            21              9            __
BALANCE SHEET DATA (AT PERIOD END):
Working capital.....................  $(204)        $1,281       $1,995          $(27)       $2,665         $3,656        $3,139
Total assets........................  2,985          4,121        4,803         3,112         4,563          6,445         5,233
Total debt..........................    700             --           --            --            --             --            --
Total stockholders' equity..........  1,557          2,827        3,439         1,369         3,839          5,043         4,255

                                                                FISCAL YEAR ENDED
                                                                    JANUARY 2,
                                                                      1999
                                                                -----------------
JOHN HENRY/MANHATTAN BUSINESS HISTORICAL
STATEMENT OF INCOME DATA:
Royalty Income..............................................         $3,993
Selling, general and administrative expenses................           (833)
Depreciation and amortization...............................           (330)
Other income, net...........................................             17
Income taxes, foreign.......................................           (179)
                                                                     ------
Income before interest and domestic income taxes............         $2,668
                                                                     ======
BALANCE SHEET DATA (AT YEAR END)
Total assets................................................        $27,000
Total stockholders' equity..................................         27,000

-------------
(a) EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, and amortization expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, do not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

(b) For purpose of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense of the Lease deemed representative of the interest factor.

(c) Total debt includes balances outstanding under credit facilities, long-term debt and the current portion of long-term debt.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are a leading designer and marketer of a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear and casual and dress pants which we sell to all levels of retail distribution. We have built a broad portfolio of brands through selective acquisitions and the establishment of our own brands over our 32-year operating history. We are currently one of the top five branded suppliers to department stores in the knit and woven shirt product categories. We currently use over 70 independent suppliers, mostly located in the Far East, other parts of Asia, Mexico and Central America.

         We own or license from third parties the brand names under which most of our products are sold. These brand names include Crossings and Natural Issue for casual sportswear, John Henry for dress casual wear, Andrew Fezza for dress sportswear, Ping and Munsingwear for golf sportswear and PNB Nation for urban wear. We market our brands to a wide range of demographic segments, targeted at consumers in specific age, income and ethnic groups. Currently, our products are predominantly produced for the men's segment of the apparel industry, in which fashion trends tend to be less volatile than in other segments. The percentage of our revenues from branded products increased to 81.4% in fiscal 1999 from 71.5% in fiscal 1997.

         We also license our proprietary brands to third parties for the manufacture and marketing of various products which we do not sell, including underwear, activewear and loungewear. In addition to generating additional sources of revenue for us, these licensing arrangements raise overall awareness of our brands.

RECENT DEVELOPMENTS

         In order to expand our licensing operations, we recently acquired PEI which owns and licenses the prestigious and well-known Perry Ellis brand name. In March 1999, we also purchased the trademarks for John Henry, a leading brand for men's dress casualwear at Sears Roebuck, for Manhattan, a popular dress shirt brand sold at Wal-Mart and Kmart Corporation and for Lady Manhattan.

         PEI ACQUISITION. In January 1999, we agreed to buy PEI for approximately $74.6 million in cash, net of purchase price adjustments. PEI was a privately held company which owns and licenses the Perry Ellis brand name, currently one of the top selling brands in department stores in the United States. PEI is currently the licensor under 40 license agreements, primarily for various men's wear, boys' wear and fragrances. During the year ended December 31, 1998, PEI had revenues of $16.2 million and EBITDA of $7.8 million. Under our management of the brand, we expect to benefit from certain operating efficiencies and to enhance the licensing royalties the Perry Ellis brand generates. Net royalty revenues at PEI grew 48.2% from fiscal year end December 31, 1996 to December 31, 1998 while operating expenses grew at a rate of 55.6% primarily as a result of increased advertising. This acquisition was financed from the net proceeds from the issuance of the notes.

         JOHN HENRY/MANHATTAN ACQUISITION. In December 1998, we entered into an agreement to buy certain assets of the John Henry and Manhattan dress shirt business from Salant Corporation which entered into a Chapter 11 bankruptcy proceeding. On February 24, 1999, the bankruptcy court approved the purchase for $27.0 million, plus the value of the existing dress shirt inventory (which was subsequently valued at approximately $17.2 million). The acquisition was completed on March 29, 1999. The assets purchased consist of the John Henry, Manhattan and Lady Manhattan trademarks, tradenames, license agreements, certain manufacturing equipment and the existing dress shirt inventory. On March 29, 1999, Phillips-Van Heusen Corporation purchased the existing dress shirt inventory at our acquisition cost and licensed from us the John Henry and Manhattan brands for men's dress shirts. In connection with the John Henry/Manhattan acquisition, we assumed a lease for a shirt manufacturing facility in Mexico which expired in July 1999. We assigned the lease for the Mexican facility and sold certain manufacturing equipment to a non-affiliated party. The acquisition price, net of the $1.0 million deposit we have paid and the proceeds from sale of the existing dress shirt inventory, was approximately $26.0 million and was financed with borrowings under our Senior Credit Facility.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, selected items in our consolidated statements of income expressed as a percentage of total revenues:

                                          FISCAL YEAR ENDED JANUARY 31,                    SIX MONTHS ENDED JULY 31,
                                   -------------------------------------------             -------------------------
                                     1997                1998             1999             1998              1999
                                   ------                -----           -----              -----           -----
Net sales..........................  99.0%                97.9%           98.6%              98.2%           92.0%
Royalty income.....................   1.0                  2.1             1.4                1.8             8.0
                                    -----                -----           -----              -----           -----
Total revenues..................... 100.0                100.0           100.0              100.0           100.0
Cost of sales......................  76.7                 75.0            74.1               74.2            68.1
                                    -----                -----           -----              -----           -----
Gross profit.......................  23.3                 25.0            25.9               25.8            31.9
Selling, general and
  administrative expenses..........  16.3                 18.4            18.5               18.9            20.5
                                    -----                -----           -----              -----           -----
Operating income...................   7.0                  6.6             7.4                6.9            11.4
Interest expense...................   1.0                  1.4             1.6                1.7             5.2
                                    -----                -----           -----              -----           -----
Income before income taxes.........   6.0                  5.2             5.8                5.2             6.2
Income tax provision...............   2.3                  1.5             2.0                1.9             2.2
                                    -----                -----           -----              -----           -----
Net income.........................   3.7%                 3.7%            3.8%               3.3%            4.0%
                                    =====                =====           =====              =====           =====

SIX MONTHS ENDED JULY 31, 1999 AS COMPARED TO SIX MONTHS ENDED JULY 31, 1998

         TOTAL REVENUES. Total revenues consist of net sales and royalty income. Total revenues grew $2.0 million or 1.8% to $113.8 million for the six months ended July 31, 1999 from $111.8 million for the six months ended July 31, 1998 primarily as a result of the growth in royalty income from the recent acquisitions of the John Henry, Manhattan and Perry Ellis brands.

         NET SALES. Net sales declined $5.0 million or 4.6% to $104.8 million for the six months ended July 31, 1999 from $109.8 million in the year ago period. The decrease in sales was the result of the licensing of our boyswear business, the financial instability and closure of certain retail customers and a general softness in the golf apparel market.

         ROYALTY INCOME. Royalty income increased $7.1 million or 355% to $9.1 million for the six months ended July 31, 1999. All of the increase is attributed to income generated by our recent acquisitions of the John Henry, Manhattan and Perry Ellis brands.

         COST OF SALES. Cost of sales for the six month period ended July 31, 1999 was $77.5 million, or 74.0% of net sales as compared to $83.0 million or 75.6% of net sales for the six months ended July 31, 1998. The decrease in cost of sales as a percentage of net sales is a result of our introduction of higher gross margin brands, our increased sales of branded products which typically generate higher gross profit margin than private label products and our discontinuance of our boys wear business which typically generated lower gross profit margin. Gross profit was $36.3 million or 34.7% of net sales for the six months ended July 31, 1999 as compared to $28.8 million or 26.2% of net sales for the six months ended July 31, 1998 due to the reasons stated above and because of the increase in royalty income for the six months ended July 31, 1999.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses excluding depreciation and amortization for the six months ended July 31, 1999 were $21.0 million or 18.4% of total revenues as compared to $20.1 million or 18.0% of total revenue for the six months ended July 31, 1998. The increase in selling, general and administrative expenses is attributable to personnel costs associated with our recent acquisitions. Depreciation and amortization for the six months ended July 31, 1999 increased $1.4 million to $2.4 million from the comparable period a year ago reflecting the additional amortization resulting from the recent acquisitions of the John Henry, Manhattan and Perry Ellis brands.

         INTEREST EXPENSE. Interest expense increased $4.0 million for the six months ended July 31, 1999, to $5.9 million from the comparable period a year ago. The increase is attributable to the additional interest resulting from the offering of the notes. The proceeds of this financing were used for the PEI acquisition and to repay debt under the Senior Credit Facility. The average indebtedness during the six month period ended July 31, 1999 was $104.8 million and the average interest rate was 10.6%.

         INCOME TAXES. During the six month period ended July 31, 1999, our effective tax rate was 36.4% compared to 36.2% for the six month period ended July 31, 1998.

         NET INCOME. Net income increased $0.8 million or 21.8% to $4.5 million or 4.0% of total revenues for the six months ended July 31, 1999 as compared to $3.7 million or 3.3% of total revenues for the six months ended July 31, 1998.

FISCAL 1999 AS COMPARED TO FISCAL 1998

         TOTAL REVENUES. Total revenues consist of net sales and royalty income. Total revenues grew $29.7 million or 15.2% to $224.4 million in fiscal 1999 from $194.7 million in fiscal 1998 as a result of internal growth.

         NET SALES. Net sales increased $30.6 million or 16.1% to $221.3 million in fiscal 1999 from $190.7 million in fiscal 1998 as branded products grew to represent nearly 81.4% of net sales in fiscal 1999 compared to 75.4% of net sales in fiscal 1998. Within branded products, the increase in net sales was primarily the result of the sales growth in the Munsingwear brand where net sales increased by $23.6 million to approximately $66.0 million in fiscal 1999. In addition, net sales of the Natural Issue brand increased by approximately $10.2 million to $76.2 million for fiscal 1999. In the portfolio of other branded products, the John Henry brand also experienced an increase in net sales. We first introduced the Andrew Fezza, PNB Nation and Ping brands during fiscal 1999. They also contributed to the increase in net sales. The increases in net sales in fiscal 1999 were slightly offset by declines in net sales of our other branded and private label products.

         ROYALTY INCOME. We had royalty income of $3.1 million for fiscal 1999 compared to $4.0 million for fiscal 1998. The decline of $0.9 million was primarily due to our relationship with one customer, which shifted from primarily a licensee basis to primarily a sales basis. Net sales to this customer increased by $7.0 million to $11.5 million in fiscal 1999.

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

         COST OF SALES. Cost of sales for fiscal 1999 was $166.2 million or 74.1% of total revenues as compared to $146.0 million or 75.0% of total revenues for fiscal 1998. The decrease in the cost of sales as a percentage of total revenues is a result of our increased sales in branded products, which typically generate higher gross profit margin than private label products. Gross profit was $58.2 million or 25.9% of total revenues for fiscal 1999 as compared to $48.7 million or 25.0% of total revenues in fiscal 1998.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, including depreciation and amortization, for fiscal 1999 were $41.6 million or 18.5% of total revenues as compared to $35.9 million or 18.4% of total revenues for fiscal 1998. The increase is primarily attributable to costs associated with recent license acquisitions and the $0.7 million in costs associated with the increase in temporary personnel hired in connection with our new inventory management system. The costs associated with the recent license acquisitions are primarily related to payroll, advertising, and samples. We will continue to incur expenses related to start up costs of acquired licenses, including the completion and integration of the recently completed PEI acquisition and the John Henry/Manhattan acquisition. We believe that we will achieve greater efficiencies in our new corporate and warehouse facility during the coming fiscal year, somewhat offsetting these increases.

         INTEREST EXPENSE. Interest expense for fiscal 1999 was $3.5 million as compared to $2.8 million for fiscal 1998. The increase was the result of additional indebtedness incurred to support the increase in working capital requirements during the fiscal year particularly in the third quarter.

         INCOME TAXES. During fiscal 1999, our effective tax rate was 34.4% compared to 28.7% in fiscal 1998, which resulted in an increase in the income tax provision by $1.6 million to $4.5 million. The prior year tax rate was lower than normal as we adjusted our provision for overpayments in fiscal 1997.

         NET INCOME. Net income for fiscal 1999 increased $1.4 million or 19.6% to $8.6 million or 3.8% of total revenues from $7.2 million or 3.7% of total revenues for fiscal 1998.

FISCAL 1998 AS COMPARED TO FISCAL 1997

         TOTAL REVENUES. Total revenues grew 22.4% or $35.7 million to $194.7 million in fiscal 1998 from $159.0 million in fiscal 1997 primarily as a result of the growth from our acquisition of the Munsingwear brand and the related license income.

         NET SALES. Net sales for fiscal 1998 increased 21.2% or $33.3 million to $190.7 million from $157.4 million for fiscal 1997. The increase in net sales was primarily attributable to the Munsingwear and Grand Slam brands which increased approximately $33.0 million as well as an increase in the Crossings brand. We acquired the Munsingwear brand during the final quarter of fiscal 1997. This increase was partially offset by a decrease in revenue from sales of the Natural Issue brand and private label products.

         ROYALTY INCOME. We had royalty income of $4.0 million for fiscal 1998 compared to $1.7 million for fiscal 1997. The increase of $2.3 million was primarily due to the increase in royalties from the licensing of the Munsingwear brand.

         COST OF SALES. Cost of sales for fiscal 1998 was $146.0 million or 75.0% of total revenues as compared to $122.0 million or 76.7% of total revenues for fiscal 1997. The decrease in the cost of sales as a percentage of total revenues reflects a continued shift to more sales of branded products which typically generate higher gross profit margin than private label products. Gross profit was $48.7 million or 25.0% of total revenues for fiscal 1998 as compared to $37.0 million or 23.3% of total revenues in fiscal 1997.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses, including depreciation and amortization, for fiscal 1998 were $35.9 million or 18.4% of total revenues as compared to $25.9 million or 16.3% of sales for fiscal 1997. This increase was due to increased levels of staffing required to service the Munsingwear brand and increased advertising costs relating to the start of consumer advertising as a result of brand imaging.

         INTEREST EXPENSE. Interest expense for fiscal 1998 was $2.8 million compared to $1.7 million for fiscal 1997. This increase in interest expense was the result of the additional indebtedness incurred by us in connection with the acquisition of the Munsingwear and Jolem labels, as well as to support increased levels of working capital requirements proportionate with the increased levels of revenue.

         INCOME TAXES. During fiscal 1998, our effective tax rate was 28.7% compared to 38.1% in fiscal 1997. This decrease was the result of our adjustment of our income tax provision because of tax overpayments for the prior two fiscal years.

         NET INCOME. Net income for fiscal 1998 was $7.2 million or 3.7% of total revenues as compared to $5.8 million or 3.7% of total revenues for fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

         We rely primarily upon cash flow from operations and borrowings under our Senior Credit Facility to finance operations and expansion. Cash provided by operating activities was $9.5 million in the six months ended July 31, 1999 compared to $0.1 million in the year ago period. The current year's operation includes approximately $4.1 million of accrued interest expense which is payable semi-annually and will be paid beginning October 1, 1999. The balance of the increase is primarily attributable to the growth in net income, depreciation and amortization and a decrease in inventory levels.

         Cash provided by operating activities was $14.3 million in fiscal 1999, compared to a usage of cash of $3.1 million in fiscal 1998. The $17.4 million increase in fiscal 1999 cash flow from operations as compared to fiscal 1998 is due primarily to decreases in inventory and accounts receivable levels from year-to-year in the amount of $6.4 million and $3.2 million, respectively, as well as increases in accounts payable and accrued expenses of $5.3 million.

         Net cash used in investing activities was $101.9 million for the six months ended July 31, 1999 which reflects the purchase of the John Henry/Manhattan and Perry Ellis brand names.

         Net cash used in investing activities was $10.2 million in fiscal 1999, of which $5.0 million was for the deposit on the PEI acquisition and $1.0 million was related to the John Henry/Manhattan acquisition. Net cash used in investing activities for fiscal 1998 totaled $4.6 million, of which $3.8 million related principally to the new distribution and office facility.

         Net cash provided by financing activities for the six months ended July 31, 1999 totaled $92.7 million which was primarily the result of the offering of the notes and a net increase of $13.8 million in borrowings under the term loan agreement offset by a decrease of $20.0 million in borrowings under the revolving credit agreement. These funds were used for the acquisition of the John Henry, Manhattan and Perry Ellis brands.

         Net cash used in financing activities for fiscal 1999 totaled $4.9 million which was primarily due to a reduction of $6.1 million from borrowings on the Letter of Credit Facilities and the Senior Credit Facility. Net cash provided by financing activities for fiscal 1998 totaled $7.9 million, which was primarily due to an increase in borrowings under the Senior Credit Facility.

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

         Working capital (current assets less current liabilities) was $59.5 million and $71.3 million at July 31, 1999 and January 31, 1999, respectively. Such amount represents a decrease in working capital of $11.8 million primarily as a result of a decrease in deposits for acquisitions and an increase in bond interest payable.

         Working capital (current assets minus current liabilities) was $71.3 million at the end of fiscal 1999 as compared to $66.2 million at the end of fiscal 1998. The $5.1 million increase in working capital primarily resulted from an increase in accounts receivable and other current assets due to the sales growth and deposits made for pending acquisitions. The current ratio (current assets divided by current liabilities) was 5.1.1, 8.2:1 and 7.9:1 at July 31, 1999, January 31, 1999 and January 31, 1998, respectively.

         We have a $90.0 million credit facility with a group of banks consisting of a revolving credit facility of up to an aggregate principal amount of $75.0 million and a term loan in the aggregate amount of $15.0 million (the "Senior Credit Facility"). Borrowings pursuant to the revolving credit facility are limited under its terms to a borrowing base calculation, which generally restricts the outstanding balances to 85.0% of eligible receivables plus 90.0% of eligible factored accounts receivable plus 60.0% of eligible inventories minus all outstanding letters of credit issued pursuant to the Senior Credit Facility that are not fully secured by cash collateral. The maximum amount of borrowing under the Senior Credit Facility attributable to eligible inventory is $30.0 million. Interest on revolving borrowings is variable based, at our option, upon either LIBOR plus 2.25% or the agent bank's prime rate plus 0.25%. Interest on the term loan is 25 basis points higher than on the revolving credit facility. The Senior Credit Facility contains certain covenants, the most restrictive of which requires us to maintain certain financial ratios and minimum net worth. In addition, the Senior Credit Facility restricts the payment of dividends. The Senior Credit Facility is secured by all of our assets and is guaranteed by our subsidiaries. The outstanding balance under the Company's previous senior credit facility was $33.5 million on January 31, 1999. The outstanding balance under the revolving credit facility on July 31, 1999 was $13.5 million. The Senior Credit Facility expires in October 2002.

         Borrowings under the Senior Credit Facility were used to finance the John Henry/Manhattan acquisition and amounted to approximately $27.0 million. We financed the $74.6 million acquisition of PEI with the net proceeds from the offering of the notes. The remaining net proceeds from the offering of the notes were used to reduce the term loan portion of the Senior Credit Facility from $25.0 million to $15.0 million and to reduce the revolving credit portion of the Senior Credit Facility by approximately $15.8 million.

         We also maintain three letter of credit facilities which total $60.0 million. Each letter of credit is collateralized by the consignment of merchandise in transit under that letter of credit. Indebtedness under these letters of credit bears interest at variable rates approximately equal to the lenders' specified base lending rates minus 1.0% per annum. As of January 31, 1999, there was $36.6 million available under these facilities. As of July 31, 1999, there was $36.3 million available under these facilities. One of the facilities expires in July 1999 and the other two facilities, aggregating $15.0 million, have perpetual terms.

         Capital expenditures, principally associated with the new office and warehouse facility, were $4.0 million, $3.8 million and $1.1 million for fiscal 1999, 1998 and 1997 respectively. Capital expenditures, including the integration costs for the PEI acquisition and the John Henry/Manhattan acquisition, for fiscal 2000 and 2001 are expected to be approximately $4.0 million and $4.5 million, respectively.

         Our products have historically been geared toward lighter-weight products generally worn during the spring and summer months, which typically caused a disproportionately higher amount of revenues to be realized during the first quarter of each fiscal year. The introduction of fall, winter and holiday merchandise has also positively affected the third quarter. Our business is currently more affected by the variations in retail buying patterns than the seasons of the year.

         Management believes that the combination of the borrowing availability under the Senior Credit Facility, funds anticipated from changes in working capital and funds anticipated to be generated from operating activities will be sufficient to meet our operating and capital needs in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to the impact of interest rate changes. Our policy is to manage interest rates through use of a combination of fixed and variable rate debt. Currently, we do not use derivative financial instruments to manage our interest rate risk. We have no cash flow exposure due to general interest rate changes for our fixed rate long-term debt obligations. The impact of a 0.25% increase in the annual effective interest rate on our variable rate long-term debt obligations based on the outstanding balance at July 31, 1999 would result in an increase in annual interest expense of approximately $68,000.

EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

         We do not believe that inflation has significantly affected our results of operations.

         We purchase from foreign suppliers in U.S. dollars. Accordingly, the Company, to date, has not been materially adversely affected by foreign currency fluctuations.

NEW ACCOUNTING PRONOUNCEMENTS

         In March 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). SOP 98-1 provides guidance for capitalizing and expensing the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Management has not determined the effect, if any, of adopting SOP 98-1.

         In April 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES ("SOP 98-5"). SOP 98-5 establishes accounting standards for the reporting of certain costs associated with the start-up of operations, lines of business, etc. SOP 98-5 requires that costs of start-up activities, including organizational costs, be expensed as incurred and that in the year of adoption, start-up costs recorded should be expensed. SOP 98-5 is effective for fiscal years beginning subsequent to December 15, 1998. Management has not determined the effect, if any, of adopting SOP 98-5.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
- DEFERRAL OF THE EFFECTIVE OF FASB STATEMENT NO. 133, which changes the effective date of SFAS No. 133 for financial statements for fiscal years beginning after June 15, 2000. Management has not determined the effect, if any, of adopting SFAS No. 133.

YEAR 2000 READINESS DISCLOSURE

         BACKGROUND. The year 2000 issue refers to the inability of certain data-sensitive computer chips, software and systems to recognize a two-digit date field as belonging to the 21st century. Many computer software programs, as well as certain hardware and equipment containing date-sensitive data, were structured to utilize a two-digit date field. Accordingly, these programs may not be able to properly recognize dates in the year 2000 and later, which could result in significant system and equipment failures. This is a significant issue for most if not all companies, with far reaching implications, some of which cannot be anticipated or predicted with any degree of certainty. We recognize that we must take action to ensure that our operations will not be adversely impacted by year 2000 software failures.

         We have undertaken a study of our functional application systems to determine their compliance with year 2000 issues and, to the extent of noncompliance, the required remediation. As a result of such study, we believe the majority of our systems are year 2000 compliant. To date, the expenses incurred by Perry Ellis in order to become year 2000 compliant, including computer software costs, have been $0.25 million and the current additional estimated cost to complete such remediation is expected to be $0.1 million. Such costs, other than software, have been and will continue to be expensed as incurred.

         An assessment of the readiness of year 2000 compliance of third party entities with which the Company has relationships, such as our banking institutions, customers, payroll processors and others is ongoing. We have inquired, or are in the process of inquiring, of the significant aforementioned third party entities as to their readiness with respect to year 2000 compliance and to date have received indications that many of them are either compliant or in the process of remediation. We will continue to monitor these third party entities to determine the impact on our business of the Company and the actions the Company must take, if any, in the event of non-compliance by any of these third parties. Our initial assessment of compliance by third party entities is that there is not a material business risk to the Company posed by any such noncompliance and, as such, we have not yet developed any related contingency plan.

                                    BUSINESS

THE COMPANY

         We are a leading designer and marketer of a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear, casual and dress pants and shorts which we sell to all levels of retail distribution. We have built a broad portfolio of brands through selective acquisitions and the establishment of our own brands over our 32-year operating history. Our distribution channels include regional, national and international department stores, chain stores, mass merchandisers and specialty stores throughout the United States, Puerto Rico and Canada. We are one of the top 5 branded suppliers to department stores in the knit and woven shirt product categories. Our largest customers include Dayton Hudson Corp., Federated Department Stores, Inc., Sears Roebuck & Co., Kohl's Corporation, Wal-Mart Stores, Inc. and J.C. Penney Company, Inc. We currently use over 70 independent suppliers to source our products, located mostly in the Far East, other parts of Asia, Mexico and Central America.

         Through consolidation of brands and internal growth, we have experienced significant overall growth in recent years. Our total revenues have increased to $224.4 million for fiscal 1999 from $90.6 million for fiscal 1995, representing a compound annual growth rate of 25.5%. During that same period, our EBITDA (as defined herein; see "Summary Historical Financial Information") grew to $18.7 million from $7.9 million, representing a compound annual growth rate of 24.0%. On a pro forma basis assuming that the PEI acquisition and John Henry/Manhattan acquisition were completed on February 1, 1998, our EBITDA for fiscal 1999, would have been $33.3 million. See "Summary Pro Forma and Supplemental Financial Information."

         We own or license from third parties the brands under which most of our products are sold. These brands include Crossings and Natural Issue for casual sportswear, John Henry for dress casual wear, Andrew Fezza for dress sportswear, Ping and Munsingwear for golf sportswear and PNB Nation for urban wear. Through our "family of brands" marketing strategy, we seek to develop and enhance a distinct brand name for each product category within each distribution channel. We market our brands to a wide range of demographic segments, targeting consumers in specific age, income and ethnic groups. Currently, our products are predominantly produced for the men's segment of the apparel industry, in which fashion trends tend to be less volatile than in other segments. The percentage of our revenues from branded products increased to 81.4% in fiscal 1999 from 71.5% in fiscal 1997.

         We also license our proprietary brands to third parties for the manufacture and marketing of various products which we do not sell, including underwear, activewear and loungewear. In addition to generating additional sources of revenue for us, these licensing arrangements raise the overall awareness of our brands. In order to expand our licensing operations, we recently acquired PEI which owns and licenses the prestigious and well-known Perry Ellis brand name. PEI had licensing revenues of $16.2 million for the year ended December 31, 1998. To reflect this acquisition, we recently changed our name to "Perry Ellis International, Inc." In March 1999, we also purchased the trademarks for John Henry, a leading brand of men's dress casualwear sold at Sears Roebuck, for Manhattan, a popular dress shirt brand sold at Wal-Mart and Kmart Stores and for Lady Manhattan.

         We believe that our competitive strengths position us to capitalize on several trends that have affected the apparel industry in recent years. These include the consolidation of the department and chain store sectors into a smaller number of stronger retailers, which represent some of our most important customers; the increased reliance of retailers on reliable suppliers with design expertise and advanced systems and technology; and the continued importance of a brand as a source of product differentiation.

COMPETITIVE STRENGTHS

         We believe that we have the following competitive advantages in our industry:

         PORTFOLIO OF STRONG BRANDS. We currently own seven major brands (Perry Ellis, John Henry, Manhattan, Munsingwear, Crossings, Natural Issue and Grand
Slam) with a total of over 40 sub-brands (such as Penguin and Career Club). We also design, source and market three other major brands (PNB Nation, Andrew Fezza, and Ping) which we license under existing agreements with various expiration dates and renewal options. These brands enjoy national recognition in their respective sectors of the apparel industry and have a loyal consumer and retailer following. Brand recognition is critical in the apparel industry, where strong brand names help define consumer preferences and drive department store floor space allocation. We believe that each of the PEI and John Henry/Manhattan acquisitions will further enhance our established portfolio of recognizable brands.

         STRONG RETAILER RELATIONSHIPS. We believe our established relationships with retailers at all distribution levels give us the opportunity to maximize the selling space dedicated to our products, monitor our brand presentation and merchandising selection, and introduce new brands and products. We have long-standing relationships with our largest customers, including J.C. Penney and Sears Roebuck (more than 20 years), Federated Department Stores (12 years), Wal-Mart (10 years), Kohl's (6 years) and Dayton Hudson (5 years). We believe that we have maintained these long relationships as a result of our quality brand name products and our dedication to customer service. Management, in conjunction with our 30 salespeople, meets with our major customers frequently to review product offerings, establish and monitor sales plans, and design joint advertising and promotional campaigns. We believe our reliable delivery times, consistent product quality and quick response to design trends and inventory demands allow us to meet our retailers' current requirements. In addition, our global sourcing network, design expertise, advanced systems and technology, and new warehousing facility enhance our ability to meet the changing and increasing needs of our retailers.

         STRONG LICENSING CAPABILITIES AND RELATIONSHIPS. By actively licensing the brands we own, we have gained significant experience in identifying potential licensing opportunities and have established relationships with many active licensees. We believe that our broad portfolio of brands appeals to licensees because it gives them the opportunity to sell their products in many different retail distribution channels. For example, a manufacturer of men's accessories might license the Crossings brand to sell to national department stores and the Munsingwear brand to target mass merchandisers. We believe that our licensing expertise, which is supported by a dedicated staff, will allow us to continue marketing our brands to apparel producers effectively.

         WORLD-WIDE LOW-COST SOURCING CAPABILITIES. Our global network of suppliers enables us to purchase apparel products at competitive cost without sacrificing quality, while at the same time reacting quickly to our retailers' needs and maximizing production flexibility. We developed this expertise through more than 32 years of experience in purchasing our products from suppliers around the world. No individual supplier in fiscal 1999 accounted for more than 7.3% of our total sourcing needs. We currently maintain a staff of experienced professionals principally located in the United States, Korea, China and Mexico, and a global network of ten sourcing and quality assurance offices, which closely monitor our suppliers to maintain strict quality standards and identify new sourcing opportunities. By sourcing our products, we manage our inventories more effectively and do not incur the costs of maintaining and operating production facilities.

         DESIGN EXPERTISE AND ADVANCED TECHNOLOGY. Our in-house staff consists of five designers, who have an average of 18 years of experience, and are supported by a staff of 14 other design professionals. Together, they design substantially all of our products utilizing computer-aided design technology. The use of this technology minimizes the time-consuming and costly production of actual sewn samples prior to customer approval. It also allows us to create custom-designed products meeting the specific needs of our customers and facilitates a quick response to changing fashion trends. Our computer-aided design technology produces approximately 800 designs per month and our library currently contains approximately 52,000 designs.

         CAPACITY FOR GROWTH. We will be able to leverage our recent investments in infrastructure and our skilled personnel to accommodate future internal growth and selected acquisitions. Our recent move to a new approximately 238,000 sq. ft. office and warehouse facility in Miami with 170,000 sq. ft. of warehouse space has positioned us to increase capacity with no significant additional capital expenditure. This facility and our 15,000 sq. ft. of office space in New York are sufficient to accommodate additional personnel. However, we expect that our staffing levels will rise at a lower rate than our revenue growth.

         PROVEN ABILITY TO INTEGRATE ACQUISITIONS. From 1993 to 1998, we have acquired and integrated four major brands, which currently have over 40 sub-brands. We selectively target brands that we believe are underperforming and can be revitalized using our competitive strengths. Prior to the PEI and John Henry/Manhattan acquisitions our most significant brand purchase was the Munsingwear brand in 1996. As part of an extensive integration process, we:

         o repositioned the brand based on our "family of brands" strategy;

         o improved the responsiveness to market trends by applying our design and sourcing expertise; and

         o communicated the new positioning of the brand through a wide ranging marketing program.

         As a result, Munsingwear annual revenues increased by 55.7% to approximately $66.0 million in fiscal 1999 from approximately $42.4 million in fiscal 1998, the first full year of our ownership. We believe that we can successfully integrate additional brands into our family of brands and revitalize them. For example, since our acquisition of the Perry Ellis brand, we have been licensing and intend to continue to license the brand for additional product categories such as women's wear and expand into geographic areas where we believe the Perry Ellis brand has been historically underrepresented such as Europe and Asia.

         EXPERIENCED MANAGEMENT TEAM. Our senior management team averages nearly 20 years of experience in the apparel industry. Our management team also has significant experience in developing and revitalizing brand names, has an established reputation with retailers, the trade and the financial community, and possesses a diverse skill base, which incorporates brand marketing, sourcing and management information systems.

BUSINESS STRATEGY

         Our "family of brands" marketing approach is designed to develop a distinct brand for each product category within each distribution channel. For example, we sell our golf sportswear under the Munsingwear brand to mass merchants, under the Grand Slam brand to department stores and under the Ping brand to higher-end retailers, golf shops and resorts. By differentiating our brands in this manner, we can better satisfy the needs of each type of retailer by offering brands tailored to its specific distribution channel. In addition, we believe that this strategy helps insulate us from changing retail patterns, allows us to maintain the integrity of each distribution channel and helps prevent brand erosion.

         Our objective is to develop and enhance our brands by:

         o carefully maintaining distinct distribution channels for each of our brands;

         o consistently designing, sourcing and marketing quality products;

         o reinforcing the image of our brands and continuously promoting them; and

         o        updating our styles to keep them current.

         Controlling strong brands allows us to increase our retail base, license these brands to third parties, develop sub-brands and grow internationally.

         To achieve our objective, we have adopted a strategy based on the following elements:

         INCREASE BRAND NAME RECOGNITION. We intend to enhance recognition of our brand names by promoting our brands at both the retailer and consumer levels. We conduct cooperative advertising in print and broadcast media in which various retailers feature our products in their advertisements. We have also begun direct consumer advertising in select markets by placing highly visible billboards, sponsorships, special event advertisements and magazine advertisements in periodicals such as Men's Health and Gentleman's Quarterly. Licensing our brands to third parties also serves to enhance brand recognition by providing increased consumer exposure. We have also established Web sites for each of our major brands to position us to take advantage of opportunities created by the Internet.

         INCREASE DISTRIBUTION. We intend to increase the distribution of our existing products by expanding the number of regional, national and international retailers that carry our brands and increasing the number of stores in which each of these retailers sells our products. This increased exposure should broaden our established reputation at the retail and consumer levels. We selectively pursue new channels of distribution for our products, focusing on maintaining the integrity of our products and reinforcing our image at existing retail stores, as well as introducing our products to geographic areas and consumer sectors that are presently less familiar with our products.

         CONTINUE TO DIVERSIFY PRODUCT LINE. We intend to broaden the range of our product lines, capitalizing on the name recognition, popularity and discrete target customer segmentation of each major brand. For example, we introduced a sweater line under the Crossings brand and expanded it to include several of our other brands. We have also expanded into urban wear with the licensing of the PNB Nation brand, dress sportswear with the licensing of the Andrew Fezza brand and high-end golf sportswear with the licensing of the Ping brand.

         EXPAND LICENSING ACTIVITIES. Since acquiring Munsingwear in 1996, we have significantly expanded the licensing of our brands to third parties for various product categories. Similar to the Munsingwear acquisition, we believe the PEI and John Henry/Manhattan acquisitions will provide significant licensing opportunities. Since completing the acquisitions we have been licensing and we intend to continue licensing these nationally-recognized brands to expand our licensing activities, particularly with respect to additional product categories, such as women's wear, and into geographic areas which we believe have been historically underrepresented by these brands, such as Europe and Asia. We plan to work with our licensees to strengthen their marketing efforts and thereby increase our revenues.

BRANDS

         The key components of our brand strategy are (a) to provide consistent quality products, (b) to distribute the brands in distinct channels of distribution and (c) to reinforce and capitalize on the brand's image through new product development and image advertising. This strategy has enabled us to increase our customer base, license our brands to third parties and develop sub-brands.

         In fiscal 1999, over 81.4% of our total revenues resulted from sales of brands we own or license. We currently own seven nationally recognized brands, which are the Perry Ellis, John Henry, Manhattan, Natural Issue, Munsingwear, Grand Slam and Crossings brands. There have been over 40 sub-brands developed from these seven major brands. We also have licenses to distribute other nationally recognized brands including the Ping, Andrew Fezza and PNB Nation brands. Our depth of brand selection enables us to target consumers across a wide range of ages, incomes and ethnic groups.

         See "The PEI and John Henry/Manhattan Acquisitions" for information on our recent acquisitions of the Perry Ellis, John Henry, Manhattan and Lady Manhattan brands.

         NATURAL ISSUE. We developed the Natural Issue brand in 1988 to appeal to middle-income men who are 25-55 years old. The brand is now a well-established brand which we have positioned to be associated with value and quality. Natural Issue products include shirts, pants and shorts and are primarily sold in chain stores, such as Sears Roebuck, Kohl's, J.C. Penney and Mervyn's at retail price points ranging from $22.99 to $30.99.

         MUNSINGWEAR AND GRAND SLAM. We purchased the Munsingwear and Grand Slam brands along with their associated sub-brands in 1996 to appeal to middle income 30-70 year-old men who are sports enthusiasts. These well-known brands are identified by their signature penguin logo and have over 100 years of history. We have positioned these brands to be associated with fashion at a moderate price. Munsingwear and Grand Slam products include golf shirts, pants and shorts. The Munsingwear brand is primarily sold in sporting goods stores such as The Sports Authority and Foot Locker at retail price points ranging from $12.99 to $26.99. The Grand Slam brand is primarily sold in department stores such as Dayton Hudson, Federated Department Stores and May's Department Stores at retail price points ranging from $24.99 to $39.99.

         Some of the successful sub-brands of the Munsingwear brand include the Munsingwear Lifestyle(R) sub-brand for casual sportswear and the Munsingwear Golf(R) and Slammer(R) sub-brands for golf sportswear. These sub-brands are sold primarily to regional mass merchandisers such as Meijer and Uptons at retail price points ranging from $18.99 to $24.99.

         We also offer golf sportswear under the Grand Slam Tour sub-brand, which is sold primarily in golf shops and top-tier stores, and the Penguin Sport(R) sub-brand, which is sold primarily to the chain stores. The retail price points of the Grand Slam Tour and Penguin Sport sub-brands are $24.99 to $39.99 and $23.99 to $24.95, respectively.

         CROSSINGS. We purchased the well-known Crossings sweater brand in 1997 in order to increase our product offerings to include sweaters appealing to middle-income 25-55 year-old men. We positioned the brand to be associated with value and quality and have expanded it to include shirts. The Crossings brand is primarily sold to department stores such as Federated Department Stores, May's Department Stores and Saks Fifth Avenue at retail price points ranging from $22.99 to $30.99 for sweaters.

         PING. We obtained a license for the prestigious Ping golf brand in 1998 to appeal to high-income 25-50 year-old men who are status-conscious. The license, which covers the world other than Japan, has an initial term expiring in December 2001 with the possibility of renewal depending on satisfactory performance of our obligations under the licensing agreement. The brand is a well-known and prestigious golf brand which we positioned to be associated with the highest standard of quality in the golf business. Currently, we sell golf shirts, sweaters, pants, outerwear and hats under this brand. The brand is sold primarily in golf shops and top-tier stores at retail price points ranging from $50.00 to $105.00. See "Risk Factors--Inability to Renew Licenses."

         ANDREW FEZZA. We obtained a license for the Andrew Fezza brand in 1998 to appeal to high-income 25-50 year-old men who enjoy shopping for designer clothes. The license covers the United States, its territories and possessions and has an initial term expiring in June 2003. We have an option to renew for an additional 5 years depending on satisfactory performance of our obligations under the licensing agreement. Andrew Fezza is a recognized living American designer who is actively involved with the design and marketing of the brand. We have positioned the brand to be associated with a classic European style at a moderate price. Andrew Fezza's products include shirts and pants. The Andrew Fezza brand is primarily sold to department stores such as May's Department Stores, Federated Department Stores and Saks Fifth Avenue at retail price points ranging from $25.99 to $34.99 for shirts and $29.99 to $49.99 for pants. See "Risk Factors--Inability to Renew Licenses."

         PNB NATION. We obtained a license for the urban-oriented PNB Nation brand in 1998 to appeal to 15-30 year-old men whose clothes are very important to their identities and who enjoy the urban culture, music and night life. The license covers the United States and has an initial term of at least two years, and we have an option to purchase the brand. PNB Nation's products include shirts, pants and outerwear. The brand is primarily sold in urban stores and sporting goods stores such as The Buckle, Pacific Sunwear and Dr. Jays at retail price points ranging from $14.99 to $34.99 for shirts and $39.99 to $79.00 for pants. See "Risk Factors--Inability to Renew Licenses."

         PRIVATE LABEL. In addition to our sales of branded products, we sell products to retailers for marketing as private label, own-store lines. In fiscal 1999, we sold private label products to Wal-Mart, Kmart and Meijer. Private label sales generally yield lower profit margins than comparable branded products. Consequently, our strategy is to increase sales of branded products. Private label sales accounted for approximately 18.6%, 24.6% and 28.5% of net sales during fiscal 1999, 1998 and 1997.

PRODUCTS AND PRODUCT DESIGN

         We offer a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear and casual and dress pants and shorts. Substantially all of our products are designed by our in-house staff utilizing our advanced computer-aided design technology. This technology enables us to produce computer-generated simulated samples that display how a particular style will look in a given color and fabric. These samples can be printed on paper or directly onto fabric to more accurately present the colors and patterns to a potential retailer. In addition, we can quickly alter the simulated sample in response to retailer comments, such as a request to change the colors, print layout, collar style and trimming, pocket details and/or placket treatments. The use of computer-aided design technology minimizes the time-consuming and costly need to produce actual sewn samples prior to retailer approval and allows us to create custom-designed products meeting the specific needs of a retailer.

         In designing our apparel, we seek to foster consumer appeal by combining functional, colorful and high quality fabrics with creative designs and graphics. Styles, color schemes and fabrics are also selected to encourage consumers to coordinate outfits, thereby encouraging multiple purchases. Our design staff seeks to stay abreast of the latest design trends by attending trade shows and periodically conducting market research in Europe and the United States. See "Risk Factors--Fashion Trends" and "--Price and Availability of Cotton Fabric."

         Our products include:

         SHIRTS. We offer a broad line of sport shirts, which include cotton and cotton-blend printed and plain knit shirts, cotton woven shirts, silk, cotton and rayon printed button front sport shirts, linen sport shirts, golf shirts, and embroidered cotton shirts. Our shirt line also includes dress shirts, brushed twill shirts, jacquard knits and yarn-dyed flannels. In addition, we are a leading distributor in the United States of guayabera shirts. We market shirts under a number of our own brands as well as the private labels of our retailers. Sales under our brands and those licensed by us account for a significant majority of shirt sales. Our shirts are produced in a wide range of men's sizes, including sizes for the big and tall men's market. Sales of shirts accounted for approximately 82%, 83% and 87% of net sales during fiscal 1999, 1998 and 1997, respectively.

         PANTS. Our lines of pants include a variety of styles of wool, wool-blend, linen and poly/rayon dress pants, casual pants in cotton and poly/cotton and linen/cotton walking shorts. We offer our pants in a wide range of men's sizes and generally market them as complements to our shirt lines. Sales of pants accounted for approximately 11%, 11% and 7% of net sales during fiscal 1999, 1998 and 1997, respectively.

         OTHER PRODUCTS. We began to offer sweaters when we purchased the Crossings brand in 1997 and recently introduced sweaters under our other brands. The majority of the other products we sell is sweaters, which accounted for approximately 4% of net sales during fiscal 1999. We also began to offer a line of urban sportswear, tee-shirts and outerwear when we licensed the PNB Nation brand. Sales of other products (including sweaters) accounted for approximately 7%, 6% and 6% of net sales during fiscal 1999, 1998 and 1997, respectively.

MARKETING AND DISTRIBUTION

         We market our apparel products to retailers principally through the direct efforts of an in-house sales staff and independent commissioned sales representatives who work exclusively for us. These in-house employees and commissioned sales representatives accounted for approximately 84% of net sales for fiscal 1999. To supplement our sales efforts, we also use other non-exclusive independent commissioned sales representatives, who generally market other product lines as well as ours, and we attend major industry trade shows and tele-market our products to specialty retailers. We also advertise to retailers through print advertisements in a variety of trade magazines and newspapers. In order to promote our men's sportswear at the consumer level, we share the cost of conducting cooperative advertising in print and broadcast media in which various retailers feature our products in their advertisements. We also conduct various in-store marketing activities with our retailers, such as placing displays of our product line with an emphasis on related and coordinated clothing in highly visible locations and offering promotions geared to holidays such as Christmas and Father's Day. In fiscal 1997, we started direct consumer advertising in select markets featuring the Natural Issue, Grand Slam and Munsingwear brands through the placement of highly visible billboards, sponsorships, and special event advertising. We also established Web sites featuring our brands.

         The following table sets forth the principal brand names for our product categories at different levels of retail distribution.

-----------------------------------------------------------------------------------------------------------------------------------
                                                         PRODUCT CATEGORY
-----------------------------------------------------------------------------------------------------------------------------------
           RETAIL                        CASUAL                      GOLF                     DRESS              URBAN SPORTSWEAR
     DISTRIBUTION LEVEL                SPORTSWEAR                 SPORTSWEAR                SPORTSWEAR
-----------------------------------------------------------------------------------------------------------------------------------
High End Specialty Retailer,                --               Perry Ellis(1)            Perry Ellis(1)                   --
Golf Shops, Resorts                                          Ping
                                                             Grand Slam Tour
-----------------------------------------------------------------------------------------------------------------------------------
National Department Stores        Crossings                  Grand Slam                Andrew Fezza             PNB Nation
                                  Perry Ellis                                          Perry Ellis(1)
                                  America(1)
-----------------------------------------------------------------------------------------------------------------------------------
Chain Stores                      Natural Issue              Penguin Sport             John Henry               Tipo's(R)
                                  Alexander Martin(R)
-----------------------------------------------------------------------------------------------------------------------------------
Regional Stores                   Munsingwear                Munsingwear Golf(R)       Corporate Gear(R)                --
                                  Lifestyle(R)               Slammer(R)                Career Club(R)
-----------------------------------------------------------------------------------------------------------------------------------
Mass Merchandisers                Munsingwear Classics(R)    Munsingwear Golf          etcetera(R)              New Step(R)
                                                             Classics(R)               Manhattan                Monte Fino(R)
-----------------------------------------------------------------------------------------------------------------------------------
Urban Stores                                --                          --                      --              PNB Nation
-----------------------------------------------------------------------------------------------------------------------------------
Sporting Goods Stores                       --               Munsingwear                        --              PNB Nation
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------
(1) We are primarily a licensor for the Perry Ellis brand in the dress sportswear category.

         We believe that the PEI acquisition and the John Henry/Manhattan acquisition have provided us with additional nationally recognized brands which we can similarly leverage into additional sub-brands, geographic areas and distribution channels.

         We believe that customer service is a key factor in successfully marketing our apparel products and seek to provide retailers with a high level of customer service. We coordinate efforts with retailers to develop products meeting their specific needs using our design expertise and computer-aided design technology to offer custom-designed products. We also use our sourcing capabilities to produce and deliver products on a timely basis.

         Our in-house sales staff is responsible for retailer follow-up and support including monitoring prompt order fulfillment and timely delivery. We utilize an Electronic Data Interchange ("EDI") system for certain retailers in order to provide advance shipping notices, process orders and conduct billing operations. In addition, certain retailers use the EDI system to communicate their weekly inventory requirements per store to us electronically. We then fill those orders either by shipping directly to the individual stores or by sending shipments, individually packaged and bar-coded by store, to a retailer's centralized distribution center.

SOURCES OF SUPPLY

         We currently use independent contract foreign manufacturers to produce all of our products. We have 48 suppliers from countries in the Far East and other parts of Asia and 24 suppliers in Mexico and from countries in Central America. We believe that the use of numerous independent suppliers allows us to maximize production flexibility while avoiding significant capital expenditures and the costs of maintaining and operating production facilities. In connection with the John Henry/Manhattan acquisition, we assumed the lease for a shirt manufacturing facility in Mexico that expires in July 1999. In May 1999, we assigned the lease for the facility and sold certain manufacturing equipment to a non-affiliated party. See "Risk Factors--Acquisition and Integration Risks; Undertaking Manufacturing Activities," "--Dependence on Contract Manufacturing" and "--Dependence on Foreign Suppliers."

         We maintain offices in Beijing, Guangzhou, Seoul, Taipei and Mexico City. We also operate through independent agents based in Thailand, Hong Kong, Pakistan, Korea, Turkey, Indonesia, India and Sri Lanka to source our products in Asia and monitor production at contract manufacturing facilities in order to ensure quality control and timely delivery. Similar functions with respect to our Central American suppliers are performed by our personnel based in our Miami, Florida executive offices. We conduct periodic inspections of samples of each product prior to cutting by contractors, during the manufacturing process and prior to shipment. We also have full-time quality assurance inspectors in the Dominican Republic, Honduras, El Salvador, Guatemala and each of our overseas offices. Finished goods are generally shipped to our Miami, Florida facilities for repackaging and distribution to customers. Our return policy permits customers to return any defective products for credit. These returns were not material in any of the last three fiscal years.

         In order to assist with timely delivery of finished goods, we function as our own customs broker enabling us to prepare our own customs documentation and arrange for any inspections or other clearance procedures with the United States Customs Service. We are also a member of the United States Customs Automated Interface program, which permits us to clear our goods through United States Customs electronically, generally reducing the necessary clearance time to a matter of hours rather than days. See "Risk Factors--Imports and Import Restrictions."

LICENSING OPERATIONS

         For the past four years, we have been actively licensing the brands we own to third parties for various product categories. Licensing our brands enhances their image by increasing their distribution and visibility without requiring us to make a significant capital investment or incur significant operating expenses. As a result of this strategy, we have gained significant experience in identifying potential licensing opportunities and have established relationships with many active licensees.

         We are currently the licensor under approximately __ license agreements for various products including outerwear, underwear, activewear and loungewear. Sales of licensed products by our licensees were approximately $78.7 million, $73.9 million and $67.7 million in fiscal 1999, 1998 and 1997, respectively. We received royalties from these sales and sign-up fees from new licenses of approximately $3.1 million, $4.0 million and $1.7 million in fiscal 1999, 1998 and 1997, respectively.

         The John Henry/Manhattan acquisition and the PEI acquisition gave us access to significant additional licensing operations of nationally recognized brand names. As a result of these acquisitions and the overall growth of our licensing operations, we hired a new President of Licensing who is an experienced senior executive to oversee and manage these operations. See "Management."

         To maintain a brand's image, we closely monitor our licensees and pre-approve all products licensed. In evaluating a potential licensee, we consider the experience, financial stability, manufacturing performance and marketing ability of the proposed licensee. We also evaluate the marketability of the proposed products and their compatibility with products currently being marketed under that brand. We regularly monitor product design, development, merchandising and marketing and schedule meetings throughout the year with licensees to ensure quality, uniformity and consistency with our overall marketing, merchandising and design strategies. All of our licensees' products, advertising, promotional and packaging materials must be approved in advance by us.

         As part of our licensing strategy, we work with our licensees to further enhance the products, brand images and sales. We offer licensees marketing support and use our relationship with retailers to help them become more profitable.

         Our license agreements generally extend for a period of 3 to 5 years with options to renew prior to expiration for an additional multi-year period. A typical agreement requires that the licensee pay us the greater of a royalty based on a percentage of the licensee's net sales of the licensed products or a guaranteed minimum royalty that typically increases over the term of the agreement. Generally, licensees are required to spend a percentage of the net sales of licensed products on advertising and promotion of the licensed products.

THE PEI AND JOHN HENRY/MANHATTAN ACQUISITIONS

         THE PEI ACQUISITION. In January 1999, we agreed to buy PEI for approximately $74.6 million in cash, net of purchase price adjustments. We consummated the Perry Ellis International acquisition in April 1999, concurrently with the consummation of the offering of the notes. PEI was a privately held company, which owned and licensed the Perry Ellis brand, currently one of the top selling brands in department stores in the United States. PEI was the licensor under 40 license agreements, primarily for various categories of men's wear, boys' wear and fragrances. The purchase of the Perry Ellis brand gives us a widely recognized brand in the market and will be our premier brand. On a pro forma basis, assuming that the acquisition of PEI was completed on February 1, 1998, our total revenues for fiscal 1999 would have been $240.6 million including approximately $5.8 million of net royalty revenue to PEI from licenses to Salant Corporation, which was in a Chapter 11 bankruptcy proceeding.

         Perry Ellis, who was an internationally-known designer, positioned his brand to be associated with quality, value and innovative designs and to appeal to high-income, status-conscious, 25-50 year-old men. His successors have maintained the brand's premier image into the 1990's as annual retail sales by the brand's 40 licensees in various product categories exceeded $900 million in 1998 (estimated based on PEI's royalty revenues and the average markup charged by retailers). Perry Ellis is currently one of the largest selling brands in department stores such as Dillards, Federated Department Stores, Saks Fifth Avenue and May's Department Stores at retail price points ranging from $39.99 to $99.99 for dress shirts.

         We intend to capitalize on Perry Ellis' image as a premier brand by seeking licensing opportunities in the product categories in which we currently do not have a large presence, such as women's wear and men's accessories, and into geographic areas that we believe are historically underrepresented by this brand, such as Europe and Asia. Currently, Perry Ellis branded products are principally sold in the men's wear, boys' wear and fragrance product categories and are sold mostly in the United States. Since the acquisition we have been licensing and intend to continue to license the Perry Ellis brand in the women's wear, jeanswear and activewear product categories.

         We plan to apply the elements of our brand strategy to the Perry Ellis brand in order to strengthen it. We believe that our significant experience in identifying strong licensees and our current relationship with experienced licensees will enable us to capitalize on the various licensing opportunities for the Perry Ellis brand. We will also work with PEI's current licensees to further enhance the brand's image and generate greater licensing revenue.

         Although the Perry Ellis brand has international recognition, we perceive the brand to be underperforming in international markets such as Europe and Asia. We believe that our brand and licensing experience will enable us to capitalize on these international opportunities.

         JOHN HENRY/MANHATTAN ACQUISITION. In December 1998, we entered into an agreement to buy certain assets of the John Henry and Manhattan dress shirt business from Salant Corporation, which was in a Chapter 11 bankruptcy proceeding. On February 24, 1999, the bankruptcy court approved the purchase for $27.0 million plus the value of the existing dress shirt inventory (which was subsequently valued at approximately $17.2 million). The acquisition was completed on March 29, 1999. The assets purchased consist of the John Henry, Manhattan and Lady Manhattan trademarks and trade names, license agreements, certain manufacturing equipment and the existing dress shirt inventory. On March 29, 1999, Phillips-Van Heusen Corporation purchased the existing dress shirt inventory at our acquisition cost and licensed from us the John Henry and Manhattan brands for men's dress shirts. In connection with the acquisition, we assumed a lease for a shirt manufacturing facility located in Mexico which expired in July 1999. In May 1999 we assigned the lease for the facility and sold certain manufacturing equipment to a non-affiliated party.

         The acquisition price, net of the $1.0 million deposit we have paid and the proceeds from sale of the existing dress shirt inventory, was approximately $26.0 million and was financed with borrowings under our Senior Credit Facility.

         The licenses to Phillips-Van Heusen have an initial term of three years and Phillips-Van Heusen has options to renew the licenses for four additional terms of three years each. The minimum royalty for the first three years will be approximately $1.5 million for each of the John Henry and Manhattan licenses, and will increase by varying percentages in the 12 subsequent years. Phillips-Van Heusen is required to contribute $1.0 million to an overall $3.0 million advertising/marketing campaign for the first 18 months of the license term.

         In connection with the consummation of the John Henry/Manhattan acquisition, we paid Icahn Associates Corp., an affiliate of Carl Icahn, or its affiliates ("IAC"), a financial advisory fee consisting of $1.0 million in cash.

         Prior to consummation of the John Henry/Manhattan Acquisition, we were a licensee for the John Henry brand name and are thus very familiar with the brand and its potential. The John Henry brand is highly recognizable, appealing to 25-55 year-old middle-income men and is a leading brand of men's dress casualwear at Sears Roebuck, one of our existing customers. The John Henry brand is one which consumers associate with quality and value.

         The Manhattan brand has a history in excess of 50 years. The brand appeals to 25-65 year-old low-income men and is a popular dress shirt at Wal-Mart and Kmart Corporation. It also has a strong presence in Asia and in other mass merchandisers such as Meijer. The brand has been positioned to be associated with value at a moderate price.

CUSTOMERS

         We sell merchandise to a broad spectrum of retailers, including chain stores, department stores, mass merchandisers and specialty stores. Our largest customers include Dayton Hudson, Sears Roebuck, Federated Department Stores, Kohl's, Wal-Mart and J.C. Penney. Net sales to our five largest customers aggregated approximately 48%, 47% and 54% of net sales in fiscal 1999, 1998 and 1997, respectively. For fiscal 1999, sales to Dayton Hudson, Sears Roebuck, and Federated Department Stores each accounted for approximately 15%, 10% and 10%, respectively, of net sales. For fiscal 1998, sales to Dayton Hudson and Sears Roebuck each accounted for approximately 12% and 13% of net sales, respectively. For fiscal 1997, sales to Kmart Corporation, J.C. Penney and Sears Roebuck each accounted for approximately 15%, 12% and 12%, respectively, of net sales. No other single customer accounted for more than 10% of net sales during such fiscal years. See "Risk Factors--Reliance on Key Customers."

SEASONALITY AND BACKLOG

         Our products were historically geared towards lighter weight products generally worn during the spring and summer months. We believe that this seasonality has been reduced with the introduction of fall, winter, and holiday merchandise. Our higher priced products generally tend to be less sensitive to economic conditions and the weather, as compared to our lower priced products. While the variation in our sales on a quarterly basis has narrowed, seasonality can be affected by a variety of factors, including the mix of advance and fill-in orders, the amounts of sales to different distribution levels and overall product mix between traditional and fashion merchandise. See "Risk Factors--Seasonality."

         We generally receive orders from our retailers approximately five to seven months prior to shipment. For approximately 80.0% of our sales, we have orders from our retailers before we place orders with our suppliers. A summary of the order and delivery cycle for our four primary selling seasons is illustrated below:

     MERCHANDISE SEASON      ADVANCE ORDER PERIOD     DELIVERY PERIOD TO RETAILERS
     ------------------      --------------------     ----------------------------
           Spring               June to August              January to March
           Summer              August to October             April and May
            Fall              November to January          July to September
           Holiday            February and March          October and November

         Sales and receivables are recorded when inventory is shipped, with payment terms generally 30 to 60 days from the date of shipment. At January 31, 1999, our backlog of orders for our products, all of which are expected to be shipped prior to September 1999, was approximately $99.6 million, compared to approximately $104.4 million at January 31, 1998.

COMPETITION

         The retail apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, importers and licensors, many of which have greater financial and marketing resources than we do. We believe that the principal competitive factors in the industry are (1) timeliness, reliability and quality of services provided, (2) market share and visibility, (3) price, and (4) the ability to anticipate consumer demands and maintain appeal of products to customers.

         The level of competition and the nature of our competitors varies by product segment. We believe mass-market manufacturers are our main competitors in the less expensive segment of the market, and American and foreign designers and licensors are our main competitors in the more upscale segment of the market. We believe that our continued dedication to customer service, product assortment and quality control, as well as our selective pursuit of licensing and acquisition opportunities, directly addresses the competitive factors listed above in all market segments. To date, we have competed successfully, but there can be no guarantee that we will continue to do so in the future. See "Risk Factors--Competition."

TRADEMARKS

         We hold or have applied for U.S. trademarks for our most significant brand names. We may be subject to claims and suits against us, as well as the initiator of claims and suits against others, in the ordinary course of our business, including claims arising from the use of our trademarks. We do not believe that the resolution of any pending claims will have a material adverse affect on our business, financial condition, results of operations or cash flows.

EMPLOYEES

         We employed approximately 370 persons as of October 4, 1999. None of our employees are subject to a collective bargaining agreement and we believe that our employee relations are good.

FACILITIES

         Our administrative offices, warehouse and distribution facility are located in a 238,000 square foot leased facility in Miami which was built to our specifications and was completed in 1997. The facility is occupied pursuant to the Lease, which has an initial term expiring in 2003 and a minimum annual rental payment of approximately $1.1 million and a minimum contingent rental payment of $12.3 million if we do not renew the lease after the initial 5-year term. In March 1998, for purposes of potential future expansion, we purchased certain land adjacent to our facility from a non-affiliated third party for $1.1 million.

         We also lease 15,000 square feet of showrooms and offices in New York City pursuant to a 9-year lease with a non-affiliated third party expiring in December 2007.

         In connection with the PEI acquisition, we assumed a lease expiring in April 2004 on Perry Ellis International, Inc.'s New York City offices. We intend to integrate the New York operations of Perry Ellis International, Inc. into our existing New York City facility. In connection with the John Henry/Manhattan acquisition, we assumed the lease for a shirt manufacturing facility located in Mexico expiring on July 31, 1999. In May 1999 we sold the facility to one of our suppliers for use in the production of our products.

         In order to monitor Far East production of our respective products, we maintain an office in Guangzhou and also lease offices jointly with Carfel in Beijing and Taipei.

LEGAL PROCEEDINGS

         We are subject to claims and suits against us, as well as the initiator of claims and suits against others, in the ordinary course of our business, including claims arising from the use of our trademarks. We do not believe that the resolution of any pending claims will have a material adverse affect on our business, financial condition, results of operations or prospects.

                        DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR CREDIT FACILITY

         Our Senior Credit Facility, as amended as of March 26, 1999 and August 31, 1999, with NationsBank, N.A. ("NationsBank"), as agent for a syndicate of lenders (the "Senior Lenders"), provided us with (a) a revolving credit facility of up to an aggregate amount of $75.0 million (the "Revolver") and (b) a term loan in the aggregate amount of $25.0 million (the "Term Loan"). As required by the Senior Credit Facility, we applied $10.0 million of the net proceeds from the offering of the notes to reduce the principal amount of the Term Loan to $15.0 million. The amended agreement expires in October 2002 and the indebtedness will rank ahead of the notes. The following is a description of the terms of the amended agreement and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the amended Senior Credit Facility.

         BORROWING BASE. Borrowings under the Revolver will not be permitted to exceed the sum of (a) 85.0% of our eligible accounts receivable plus (b) 90.0% of our eligible factored accounts receivables plus (c) the lesser of 60.0% of our eligible inventory minus (d) the full amount of all outstanding letters of credit issued pursuant to the Senior Credit Facility which are not fully secured by cash collateral. The maximum amount of borrowing under the Senior Credit Facility attributable to eligible inventory is $30.0 million.

         INTEREST. Interest on the principal balance outstanding under the Revolver shall accrue, at our option, at either (a) NationsBank's prime lending rate plus 0.25% with adjustments depending upon our ratio of indebtedness to EBITDA at the time of borrowing or (b) 2.25% above the rate quoted by NationsBank as the average London interbank offered rate for 1, 2, 3 and 6-month Eurodollar deposits with adjustments depending upon our ratio of indebtedness to EBITDA at the time of the borrowing. Interest on the Term Loan is 25 basis points higher than that on the Revolver and the Term Loan provides for quarterly payments of principal, each in the amount of $1,250,000 beginning in July 1999.

         SECURITY. As security for the indebtedness under the amended Senior Credit Facility, we granted the Senior Lenders a first priority security interest in substantially all of our existing and future assets, whether tangible or intangible, including, without limitation, accounts receivable, inventory deposit accounts, general intangibles, intellectual property and equipment.

         GUARANTEES. All of our subsidiaries guaranteed the indebtedness under the amended Senior Credit Facility.

         CERTAIN COVENANTS. In addition to customary covenants, the amended Senior Credit Facility contains various restrictive financial and other covenants including, without limitation, (a) prohibitions on the incurrence of additional indebtedness or guarantees, (b) restrictions on the creation of additional liens, (c) certain limitations on dividends and distributions or capital expenditures by us, (d) restrictions on mergers or consolidations, sales of assets, investments and transactions with affiliates, (e) a requirement that we hire a chief financial officer reasonably acceptable to the Senior Lenders prior to December 21, 1999 and (f) certain financial maintenance tests. Such financial maintenance tests, include, among others (i) a maximum funded indebtedness to EBITDA ratio (measured for the prior four fiscal quarters) of
(1) 5.5 to 1 as of any fiscal quarter end on or prior to January 30, 2000, (2)
5.0 to 1 as of any fiscal quarter end on or after January 31, 2000 but on or prior to January 30, 2001, (3) 4.5 to 1 as of any fiscal quarter end on or after January 31, 2001 but on or prior to January 30, 2002, or (4) 3.5 to 1 as of any fiscal quarter end thereafter; (ii) a minimum current ratio of 1.2 to 1 at the end of any fiscal quarter; (iii) a minimum fixed charge coverage ratio (measured for the prior four fiscal quarters) of 1.2 to 1 at the end of any fiscal quarter; and (iv) a minimum net worth of $64.0 million and increasing annually by $5.0 million on January 31 of each year.

         EVENTS OF DEFAULT. The events of default under the amended Senior Credit Facility are customary for facilities of such nature and will include payment and non-payment defaults and certain events of bankruptcy or insolvency.

OTHER DEBT

         THE LEASE. The Lease has an initial term expiring in August 2002, an annual rental obligation of approximately $1.1 million and an obligation to pay an additional $12.3 million at the termination of the initial term. The Lease was entered into with a group of financial institutions to finance our new office and warehouse facility. The financial institutions assumed our obligation to purchase the facility and, in turn, leased the facility to us. The obligations under the Lease are secured by a security interest in substantially all our existing and future assets, whether tangible or intangible, including, without limitation, accounts receivable, inventory deposit accounts, general intangibles, intellectual property and equipment.

         In addition to customary covenants the Lease contains various restrictive financial and other covenants including, without limitation, (a) prohibitions on the incurrence of additional indebtedness or guarantees, (b) restrictions on the creation of additional liens, (c) certain limitations on dividends and distributions or capital expenditures by us, (d) restrictions on mergers or consolidations, sales of assets, investments and transactions with affiliates, (e) a requirement that we hire a chief financial officer reasonably acceptable to the Senior Lenders prior to December 21, 1999 and (f) certain financial maintenance tests. Such financial maintenance tests, include, among others (i) a maximum funded indebtedness to EBITDA ratio (measured for the prior four fiscal quarters) of (1) 5.5 to 1 as of any fiscal quarter end on or prior to January 30, 2000, (2) 5.0 to 1 as of any fiscal quarter end on or after January 31, 2000 but on or prior to January 30, 2001, (3) 4.5 to 1 as of any fiscal quarter end on or after January 31, 2001 but on or prior to January 30, 2002, or (4) 3.5 to 1 as of any fiscal quarter end thereafter; (ii) a minimum current ratio of 1.2 to 1 at the end of any fiscal quarter; (iii) a minimum fixed charge coverage ratio (measured for the prior four fiscal quarters) of 1.2 to 1 at the end of any fiscal quarter; and (iv) a minimum net worth of $64.0 million and increasing annually by $5.0 million on January 31 of each year, (v) a maximum principal amount outstanding under the Senior Credit Facility (as determined by the amount of eligible receivables and inventory).

         LETTER OF CREDIT FACILITIES. We maintain three letter of credit facilities totaling $60.0 million. Each letter of credit facility is secured by the consignment of merchandise in transit under such letter of credit. Indebtedness under these facilities bears interest at variable rates approximately equal to the lenders' specified base lending rates less 1.0% annually. One letter of credit facility expires in July 2000 and the other two facilities, aggregating $15.0 million, have perpetual terms.

                            DESCRIPTION OF THE NOTES

         The notes were issued under an indenture (the "Indenture") among the Company, as issuer, each of the Guarantors, as guarantors, and State Street Bank and Trust Company, as trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). References to the "Notes" include all $100,000,000 in principal amount of notes outstanding unless the context otherwise requires.

         The following is a summary of certain provisions of the Indenture and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

         The Notes will mature on April 1, 2006, will be initially limited to $100,000,000 aggregate principal amount and will be unsecured senior subordinated obligations of the Company.

         Each Note will bear interest at the rate of 12 1/4 from April 6, 1999 or from the most recent interest payment date to which interest has been paid or duly provided for, payable in cash on October 1, 1999 and semiannually thereafter on April 1 and October 1 in each year until the principal thereof is paid or duly provided for to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee); PROVIDED, HOWEVER, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear on the security register. See "--Book Entry; Delivery and Form."

         The Notes will be issued only in fully registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

         Pursuant to a registration rights agreement entered into in connection with the offering of the notes, the Company and the Guarantors agreed for the benefit of the holders of the notes, at the Company's and the Guarantors' cost, to effect a registered exchange offer under the Securities Act to exchange the notes (except for the notes offered hereby) for the existing notes, which would have terms identical in all material respects to the notes . The exchange offer was consummated in August 1999.

         Subject to the covenants described below under "--Certain Covenants" and applicable law, the Company may issue additional Notes (the "Additional Notes") under the Indenture, PROVIDED that the aggregate principal amount of all Notes issued under the Indenture does not exceed $125,000,000. The Notes offered hereby and any Additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REDEMPTION

         OPTIONAL REDEMPTION. The Notes will be redeemable at the option of the Company, as a whole or from time to time in part, at any time on or after April 1, 2003 at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued interest, if any, to the date of redemption, if redeemed during the 12-month period beginning on April 1 of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):

         YEAR                           REDEMPTION PRICE
         ----                           ----------------
         2003...........................     106.125%
         2004...........................     103.063%
         2005 and thereafter............     100.000%

         In addition, at any time or from time to time before April 1, 2002, the Company may redeem up to 35% of the aggregate principal amount of the Notes (including the principal amount of any Additional Notes) within 60 days of one or more Public Equity Offerings with the net proceeds of such offering at a redemption price equal to 112.25% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates); PROVIDED that, after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes initially issued (including the principal amount of any Additional Notes) remains outstanding.

         MANDATORY REDEMPTION. Following the occurrence of a Change in Control, the Company will be required to make an offer to purchase all outstanding Notes at a price of 101% of the principal amount thereof (determined at the date of purchase), plus accrued interest thereon, if any, to the date of purchase, and, upon the occurrence of an Asset Sale, the Company may be obligated to make an offer to purchase all or a portion of the outstanding Notes at a price of 100% of the principal amount thereof (determined at the date of purchase), plus accrued interest, if any, to the date of purchase. See "--Certain Covenants--PURCHASE OF NOTES UPON A CHANGE IN CONTROL" and "--LIMITATION ON SALE OF ASSETs," respectively.

         SELECTION; EFFECT OF REDEMPTION NOTICE. If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected by the Trustee in compliance with the requirements of the principal national security exchange, if any, on which the Notes are listed, or if the Notes are not so listed, by such method as the Trustee will deem fair and appropriate; PROVIDED that no such partial redemption will reduce the principal amount of a Note not redeemed to less than $1,000; PROVIDED FURTHER that any such redemption pursuant to the provisions relating to a Public Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary). Notice of redemption will be sent by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption, unless the Company defaults in the payment of the redemption price.

SINKING FUND

         The Notes will not be entitled to the benefit of any sinking fund.

RANKING

         The payment of the principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment of all Senior Indebtedness whether outstanding on the date of the Indenture or thereafter incurred.

         In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "Consolidation, Merger and Sale of Assets" below), the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents or in any other form acceptable to each holder of Senior Indebtedness, or provision shall be made for such payment in full, before the holders of Notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the Notes are so subordinated (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") and any payment made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) on account of principal of, or premium, if any, or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes.

         No payment or distribution of any assets of the Company of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities and payments made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee), may be made by or on behalf of the Company on account of principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption or other acquisition of Notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest on Designated Senior Indebtedness (as defined below) (a "Payment Default") until such Payment Default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full, after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments.

         No payment or distribution of any assets of the Company of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities and payments made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee), may be made by or on behalf of the Company on account of principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption or other acquisition of Notes for the period specified below (a "Payment Blockage Period") upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated

(a "Non-Payment Default") and receipt by the Trustee of written notice thereof from the trustee or other representative of holders of Designated Senior Indebtedness.

         The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from the trustee or such other representative of the holders of Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of (i) 179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated), (ii) the date on which such Non-Payment Default is cured, waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Trustee or the Company from the trustee or such other representative initiating such Payment Blockage Period, after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 360 consecutive days, and there must be a period of at least 181 consecutive days in each period of 360 consecutive days when no Payment Blockage Period is in effect. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

         In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment shall be made to the Trustee (and not paid over to the holders of the Notes) which is prohibited by such provisions, then and in such event such payment shall be paid over and delivered by the Trustee to the trustee and any other representative of holders of Designated Senior Indebtedness, as their interests may appear, for application to Designated Senior Indebtedness. After all Senior Indebtedness is paid in full and until the Notes are paid in full, holders of the Notes shall be subrogated (equally and ratably with all other Indebtedness PARI PASSU with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the Notes have been applied to the payment of Senior Indebtedness.

         Failure by the Company to make any required payment in respect of the Notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders of the Notes will have the right to accelerate the maturity thereof. See "--Events of Default."

         By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes.

         Each Subsidiary Guarantee will be an unsecured senior subordinated obligation of the respective Guarantor issuing such Subsidiary Guarantee, ranking PARI PASSU with all other existing and future senior subordinated indebtedness of such Guarantor, if any. The Indebtedness evidenced by each such Subsidiary Guarantee will be subordinated on the same basis to the Guarantor Senior Indebtedness as the Notes are subordinated to Senior Indebtedness.

         "Senior Indebtedness" means (i) all obligations of the Company, now or hereafter existing, under or in respect of the Senior Credit Facility and the Letter of Credit Facilities, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against the Company under Bankruptcy Law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law) and other amounts due in connection therewith (including any fees, premiums, expenses and indemnities) and (ii) the principal of, premium, if any, and interest on all other Indebtedness of the Company (other than the Notes and any Additional Notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes or any Additional Notes, (ii) Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company or the Notes, (iii) Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company, (iv) Indebtedness of the Company to the extent incurred in violation of any covenant prohibiting the incurrence of Indebtedness under the Indenture, (v) any liability for federal, state or local taxes or other taxes, owed or owing by the Company, (vi) Indebtedness for goods, materials or services purchased in the ordinary course of business or Indebtedness consisting of trade account payables or other current liabilities (other than any current liabilities owing under the Senior Credit Facility, or the current portion of long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause (vi)),
(vii) amounts owed by the Company for compensation to employees or for services rendered to the Company, (viii) Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company or any of such Affiliate's Subsidiaries, (ix) Redeemable Capital Stock of the Company, (x) amounts owing under leases and (xi) Indebtedness which when incurred and without respect to any election under
Section 1111(b) of Title 11 of the United States Code is without recourse to the Company or any Restricted Subsidiary.

         "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Senior Credit Facility and the Hamilton Bank Letter of Credit Facility, and (ii) any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of at least $25 million and that has been specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

         "Guarantor Senior Indebtedness" means, with respect to any Guarantor,
(i) all obligations of such Guarantor, now or hereafter existing, under or in respect of the Senior Credit Facility and the Letter of Credit Facilities, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against such Guarantor under Bankruptcy Law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law) and other amounts due in connection therewith (including any fees, premiums, expenses and indemnities) and (ii) the principal of, premium, if any, and interest on all other Indebtedness of such Guarantor (other than the Subsidiary Guarantee issued by such Guarantor or any guarantee by such Guarantor of Additional Notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to such Subsidiary Guarantee. Notwithstanding the foregoing, "Guarantor Senior Indebtedness" of a Guarantor shall not include
(i) Indebtedness evidenced by the Subsidiary Guarantee of such Guarantor or any guarantee by such Guarantor of Additional Notes, (ii) Indebtedness of such Guarantor that is expressly subordinated in right of payment to any Guarantor Senior Indebtedness of such Guarantor, (iii) Indebtedness of such Guarantor that by operation of law is subordinate to any general unsecured obligations of such Guarantor, (iv) Indebtedness of such Guarantor to the extent incurred in violation of any covenant of the Indenture, (v) any liability for federal, state or local taxes or other taxes, owed or owing by such Guarantor, (vi) Indebtedness for goods, materials or services purchased in the ordinary course of business or Indebtedness consisting of trade account payables or other current liabilities (other than any current liabilities under the Senior Credit Facility, or the current portion of long-term Indebtedness which would constitute Guarantor Senior Indebtedness but for the operation of this clause (vi)) owed or owing by such Guarantor, (vii) amounts owed by such Guarantor for compensation to employees or for services rendered to such Guarantor, (viii) Indebtedness of such Guarantor to the Company or any other Subsidiary or to any other Affiliate of the Company or any of such Affiliate's Subsidiaries, (ix) Redeemable Capital Stock of such Guarantor, (x) amounts owing under leases and (xi) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to such Guarantor.

         After giving effect to the issuance and sale of the Notes and the use of the net proceeds therefrom, the John Henry/Manhattan acquisition and the related Phillips-Van Heusen transactions and consummation of the PEI acquisition, at January 31, 1999, the Company would have had $133.5 million of consolidated indebtedness outstanding, including $34.6 million of senior indebtedness (all of which would have been secured and would also have been Guarantor Senior Indebtedness). In addition, the Company would have had additional availability under the Senior Credit Facility of approximately $37.6 million, all of which would have been Senior Indebtedness if borrowed. The Company also would have had approximately $16.3 million in obligations over the next four years, all of which would have been secured, under the Lease.

SUBSIDIARY GUARANTEES

         Payment of the principal of, premium, if any, and interest on the Notes, when and as the same become due and payable (whether at Stated Maturity or on a redemption date, or pursuant to a Change in Control Purchase Offer or an Excess Proceeds Offer, and whether by declaration of acceleration, call for redemption or otherwise), are guaranteed, jointly and severally, on an unsecured senior subordinated basis by the Guarantors. The Indenture provides that the obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable laws. Each of the Company's current Restricted Subsidiaries will be Guarantors. Future Restricted Subsidiaries also may be required to guarantee the Notes. See "Certain Covenants--LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES."

         The Indenture provides further that, so long as no Default exists or would exist, the Subsidiary Guarantee issued by any Guarantor shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any Person that is not an Affiliate of the Company of all of the Company's Capital Stock in, or all or substantially all the assets of, such Guarantor (which transaction is otherwise in compliance with the Indenture, including, without limitation, the provisions of "--Certain Covenants--LIMITATION ON SALE of ASSETS" and "--LIMITATION ON ISSUANCES AND SALES OF RESTRICTED STOCK BY RESTRICTED SUBSIDIARIES").

CERTAIN COVENANTS

         The Indenture contains, among others, the following covenants:

         LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness; PROVIDED, HOWEVER, that (i) the Company and any Guarantor may incur Indebtedness, other than Acquisition Indebtedness, if at the time of such incurrence the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period, would have been at least equal to 2:1 and
(ii) the Company and any Guarantor may incur Acquisition Indebtedness if at the time of such incurrence the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period, would have been at least equal to 2.5:1.

         LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

                  (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Company or any Restricted Subsidiary (other than dividends or distributions payable solely in shares of Qualified Capital Stock of the Company or in options, warrants or other rights to acquire such shares of Qualified Capital Stock) (other than the declaration or payment of dividends or distributions to the extent declared or paid to the Company or any Restricted Subsidiary);

                  (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock of the Company or any Affiliate of the Company (other than Capital Stock of any Wholly Owned Restricted Subsidiary) or any options, warrants or other rights to acquire such shares of Capital Stock;

                  (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness of the Company or any Restricted Subsidiary; or

                  (iv) make any Investment (other than any Permitted Investment) in any Person (such payments or other actions described in (but not excluded from) clauses (i) through (iv) are collectively referred to as "Restricted Payments"), unless at the time of, and immediately after giving effect to, the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, being the Fair Market Value of the assets to be transferred), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "LIMITATION ON INDEBTEDNESS" covenant and
         (3) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum of:

                  (A) 50% of the Consolidated Adjusted Net Income of the Company accrued on a cumulative basis during the period beginning on date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income shall be a loss, minus 100% of such loss), PLUS

                  (B) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any Subsidiary) of shares of Qualified Capital Stock of the Company (including upon the exercise of options, warrants or rights) or warrants, options or rights to purchase shares of Qualified Capital Stock of the Company, PLUS

                  (C) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any Subsidiary) of debt securities or Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company, to the extent such securities were originally sold for cash, together with the aggregate net cash proceeds received by the Company (other than from a Subsidiary) in connection with such conversion or exchange, PLUS

                  (D) to the extent that any Investment constituting a Restricted Payment that was made after the date of the Indenture is sold or is otherwise liquidated or repaid, an amount (to the extent not included in Consolidated Adjusted Net Income) equal to the lesser of
         (x) the cash proceeds
         with respect to such Investment (less the cost of the disposition of such Investment and net of taxes) and (y) the initial amount of such Investment, PLUS

                  (E) so long as the Designation thereof was treated as a Restricted Payment that was made after the date of the Indenture, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the date of the Indenture in accordance with the "LIMITATION ON UNRESTRICTED SUBSIDIARIES" covenant, the Fair Market Value of the Company's interest in such Subsidiary at the time of such redesignation; pROVIDED that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation, minus the Designation Amount (measured as of the date of Designation) with respect to any Restricted Subsidiary which has been designated as an Unrestricted Subsidiary after the date of the Indenture in accordance with the "LIMITATION ON UNRESTRICTED SUBSIDIARIES" covenant, PLUS

                  (F) $1.0 million.

         (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (with respect to clauses
(ii), (iii), (iv), (v) and (vi) below) at the time of and after giving effect thereto no Default or Event of Default shall have occurred and be continuing:

                  (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration the payment of such dividend would have complied with the provisions of paragraph (a) above;

                  (ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Qualified Capital Stock of the Company;

                  (iii) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Qualified Capital Stock of the Company;

                  (iv) the purchase of any Indebtedness that is expressly subordinated in right of payment to the Notes at a purchase price not greater than 101% of the principal amount thereof in the event of a Change in Control in accordance with provisions similar to the "PURCHASE OF NOTES UPON A CHANGE IN CONTROL" covenant; PROVIDED that prior to such purchase the Company has made the Change in Control Offer as PROVIDED in such covenant with respect to the Notes and has purchased all Notes validly tendered for payment in connection with such Change in Control Offer;

                  (v) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, new Subordinated Indebtedness of the Company or the Restricted Subsidiary whose Subordinated Indebtedness is being purchased, redeemed, defeased, acquired or retired so long as (A) the principal amount of such new Subordinated Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Indebtedness being so purchased, redeemed, defeased, acquired or retired, PLUS either the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness being refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, PLUS, in either case, the amount of reasonable expenses of the Company incurred in connection with such refinancing,
         (B) such new Subordinated Indebtedness is subordinated to the Notes to the same extent as such Indebtedness so purchased, redeemed, defeased, acquired or retired and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and no scheduled principal payment prior to the 91st day after the final Stated Maturity of principal of the Notes; and

                  (vi) purchases or redemptions of Capital Stock (including cash settlements of stock options) held by employees, officers or directors of the Company or any of its subsidiaries upon their death, disability or termination of employment with the Company or one of its subsidiaries; PROVIDED that such payments shall not exceed $1.0 million in any fiscal year in the aggregate or $3.0 million in the aggregate during the term of the Notes.

         The actions described in clauses (i), (ii), (iii), (iv) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a) above and the actions described in clause (v) of this paragraph
(b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a).

         LIMITATION ON ISSUANCES AND SALES OF PREFERRED STOCK BY RESTRICTED SUBSIDIARIES. The Indenture provides that the Company (i) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (ii) will not permit any person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary.

         LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary (other than the Company or a Wholly Owned Restricted Subsidiary) (collectively, "Interested Persons"), unless (i) such transaction or series of transactions are on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would have been able to be obtained in an arm's-length transaction with third parties that are not Interested Persons, (ii) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $1.0 million, the Company has delivered an officers' certificate to the Trustee certifying that such transaction or series of transactions complies with clause
(i) above, (iii) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $5.0 million, such transaction or series of related transactions (x) has been approved by the Board of Directors of the Company (including a majority of the Disinterested Directors of the Company) or (y) the Company has obtained a written opinion from a nationally recognized investment banking or valuation firm certifying that such transaction or series of related transactions is fair to the Company or its Restricted Subsidiary, as the case may be, from a financial point of view and (iv) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $10.0 million, the Company has obtained a written opinion from a nationally recognized investment banking or valuation firm certifying that such transaction or series of transactions is fair to the Company or its Restricted Subsidiaries, as the case may be, from a financial point of view; PROVIDED, HOWEVER, that this covenant will not restrict (1) the Company from paying regular compensation and fees to directors of the Company or any Restricted

Subsidiary who are not employees of the Company or any Restricted Subsidiary which are reasonable and customary for comparable companies in the same industry, (2) loans and advances to officers, directors and employees of the Company or any Restricted Subsidiary in the ordinary course of business in accordance with the past practices of the Company or any Restricted Subsidiary not to exceed $1.0 million in the aggregate outstanding at any time, (3) any transactions made in compliance with the "LIMITATION ON RESTRICTED PAYMENTS" covenant, (4) the performance of any written agreement as in effect on the date of the Indenture, (5) the joint leasing of offices with Carfel, Inc. in Beijing, the People's Republic of China, and Taipei, the Republic of China, under such arrangements as are in effect on the date of the Indenture and as such arrangements may be renewed on substantially similar terms and (6) the leasing of approximately 32,000 square feet of warehouse space and 16,900 square feet of office space from George Feldenkreis or his Affiliates, on a month-to-month basis at monthly rents not to exceed $12,000 each.

         LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Pari Passu Indebtedness or Subordinated Indebtedness on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Pari Passu Indebtedness, the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to or PARI PASSU with such Lien and (y) in the case of any Lien securing Subordinated Indebtedness, the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien; PROVIDED, HOWEVER, that this covenant shall not apply to Liens as in effect on the date of the Indenture securing the Lease.

         PURCHASE OF NOTES UPON A CHANGE IN CONTROL. If a Change in Control shall occur at any time, then each holder of Notes will have the right to require that the Company purchase such holder's Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the "Change in Control Purchase Price") in cash in an amount equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase (the "Change in Control Purchase Date"), pursuant to the offer described below (the "Change in Control Offer") and the other procedures set forth in the Indenture.

         Within 30 days following any Change in Control, the Company shall notify the Trustee thereof and give written notice of such Change in Control to each holder of Notes by first-class mail, postage prepaid, at the address of such holder appearing in the security register, stating, among other things, (i) the Change in Control Purchase Price and the Change in Control Purchase Date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act or any applicable securities laws or regulations; (ii) that any Note not tendered will continue to accrue interest; (iii) that, unless the Company defaults in the payment of the Change in Control Purchase Price, any Notes accepted for payment pursuant to the Change in Control Offer shall cease to accrue interest after the Change in Control Purchase Date; and (iv) certain procedures that a holder of Notes must follow to accept a Change in Control Offer or to withdraw such acceptance.

         If a Change in Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change in Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change in Control Offer. Additionally, restrictions in the Senior Credit Facility do not allow the repurchase of the Notes in the event of a Change in Control. The failure of the Company to make or consummate the Change in Control Offer or pay the Change in

Control Purchase Price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "--Events of Default."

         One of the events which constitutes a Change in Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the Notes elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

         The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change in Control may deter a third party from acquiring the Company in a transaction that constitutes a Change in Control.

         The Company will not, and will not permit any Restricted Subsidiary to, create or permit to exist or become effective any restriction (other than restrictions existing under the Senior Credit Facility or under Indebtedness as in effect on the date of the Indenture) that would materially impair the ability of the Company to make a Change in Control Offer to purchase the Notes or, if such Change in Control Offer is made, to pay for the Notes tendered for purchase.

         The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change in Control Offer.

         LIMITATION ON SALE OF ASSETS.

         (a) The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the assets sold (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) at least 75% of such consideration consists of cash or Cash Equivalents; PROVIDED, HOWEVER, that (I) the amount of any Indebtedness of a Restricted Subsidiary that is not a Guarantor or any Senior Indebtedness of the Company or Guarantor Senior Indebtedness of any Guarantor that is assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company and its Restricted Subsidiaries (excluding any liabilities that are incurred in connection with or in anticipation of such Asset Sale) and (II) any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 30 days of the related Asset Sale into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company or the Restricted Subsidiaries.

         (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may use the Net Cash Proceeds thereof, within 365 days after such Asset Sale, to (i) permanently repay or prepay any then outstanding Indebtedness of any Restricted Subsidiary that is not a Guarantor or Senior Indebtedness of the Company or Senior Guarantor Indebtedness of any Restricted Subsidiary (and to correspondingly reduce commitments with respect thereto) or
(ii) invest (or enter into a legally binding agreement to invest) in other properties or assets to replace the properties or assets that were the subject of the Asset Sale or in properties and assets that will be used in businesses of the Company or its Restricted Subsidiaries, as the case may be, existing at the time such assets are sold. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, then the Company may, within 90 days of such termination or within 365 days of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clause (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph (b) constitutes "Excess Proceeds."

         (c) When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall, within 30 business days, make an offer to purchase (an "Excess Proceeds Offer") from all holders of Notes, on a pro rata basis, that aggregate principal amount of Notes as can be purchased with the Note Portion of Excess Proceeds (defined below) at a price in cash equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to the date such Excess Proceeds Offer is consummated. To the extent that the aggregate principal amount of Notes validly tendered and not withdrawn pursuant to an Excess Proceeds Offer is less than the Note Portion of Excess Proceeds, the Company may use such surplus for general corporate purposes. If the aggregate principal amount of Notes validly tendered and not withdrawn by Holders thereof exceeds the amount of Notes that can be purchased with the Note Portion of Excess Proceeds, Notes to be purchased will be selected PRO RATA based on the aggregate principal amount of Notes tendered by each holder. Upon completion of an Excess Proceeds Offer, the amount of Excess Proceeds shall be reset to zero.

         In the event that any other Indebtedness of the Company that ranks PARI PASSU with the Notes (the "Other Debt") requires an offer to purchase to be made to repurchase such Other Debt upon the consummation of an Asset Sale, the Company may apply the Excess Proceeds otherwise required to be applied to an Excess Proceeds Offer to offer to purchase such Other Debt and to an Excess Proceeds Offer so long as the amount of such Excess Proceeds applied to purchase the Notes is not less than the Note Portion of Excess Proceeds. With respect to any Excess Proceeds, the Company shall make the Excess Proceeds Offer in respect thereof at the same time as the analogous offer to purchase is made pursuant to any Other Debt and the purchase date in respect thereof shall be the same as the purchase date in respect of any Other Debt.

         For purpose of this covenant, "Note Portion of Excess Proceeds" means
(1) if no Other Debt is being offered to be purchased, the amount of the Excess Proceeds and (2) if Other Debt is being offered to be purchased, the amount of the Excess Proceeds equal to the product of (z) the Excess Proceeds and (y) a fraction the numerator of which is the aggregate principal amount of the outstanding Notes (the "Note Amount") and the denominator of which is the sum of the Note Amount and the aggregate principal amount (or accreted value in the case of original issue discount Other Debt) as of the relevant purchase date of all outstanding Other Debt for which an offer to purchase is being made in compliance with this covenant.

         In the event that the Company makes an Excess Proceeds Offer, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed.

         LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES.
(a) The Company will not permit any Restricted Subsidiary that is not a Guarantor, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary unless (i)(A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture, in form satisfactory to the Trustee, providing for a guarantee on the same terms as the guarantee of such Indebtedness of the obligations under the Notes and the Indenture by such Restricted Subsidiary which Subsidiary Guarantee will be subordinated to the Guarantor Senior Indebtedness of such Restricted Subsidiary to the same extent that the Notes are subordinated to Senior Indebtedness and (B), with respect to any guarantee of Subordinated Indebtedness, any such guarantee shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes, and (ii) such Restricted Subsidiary delivers to such Trustee an opinion of counsel reasonably satisfactory to the Trustee to the effect that such supplemental indenture has been duly executed and delivered by such Restricted Subsidiary and is in compliance with the terms of the Indenture.

         (c) Notwithstanding the foregoing, any guarantee of the Notes created pursuant to the provisions described in the foregoing paragraph (a) will provide by its terms that it will be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of the Company of all of the Company's Capital Stock in, or all or substantially all the assets of, the applicable Guarantor (which sale, exchange or transfer is otherwise in compliance with the Indenture) or (ii) the release by the holders of the Indebtedness of the Company described in the preceding paragraph of their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at a time when (A) no other Indebtedness of the Company has been guaranteed by such Restricted Subsidiary or (B) the holders of all such other Indebtedness which is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

         LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock to the Company or any other Restricted Subsidiary, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans or advances to the Company or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary (other than customary restrictions on transfers of property subject to a Lien permitted under the Indenture that would not materially adversely affect the Company's ability to satisfy its obligations under the Notes and the Indenture) or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary provisions restricting subletting or assignment of any lease or assignment of any other contract to which the Company or any Restricted Subsidiary is a party or to which any of their respective properties or assets are subject, (iii) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (iv) encumbrances and restrictions in effect on the Issue Date pursuant to the Senior Credit Facility and its related documentation, (v) any encumbrance or restriction contained in contracts for sales of assets permitted by the "LIMITATION ON SALE OF ASSETS" covenant with respect to the assets to be sold pursuant to such contracts and (vi) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (iii) and (iv); PROVIDED that the terms and conditions of any such encumbrances or restrictions are not materially less favorable to the holders of the Notes than those under or pursuant to the agreement so extended, renewed, refinanced or replaced.

         LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction with respect to any property or assets (whether now owned or hereafter acquired), unless (i) the sale or transfer of such property or assets to be leased is treated as an Asset Sale and the Company complies with the "LIMITATION ON SALE OF ASSETS" covenant and (ii) the Company or such Restricted Subsidiary would be permitted to incur Indebtedness under the "LIMITATION ON INDEBTEDNESS" covenant in the amount of the Capitalized Lease Obligations incurred in respect of such Sale and Leaseback Transaction.

         LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. Neither the Company nor any Restricted Subsidiary will incur, create, assume, guarantee or in any other manner become directly or indirectly liable with respect to or responsible for, or permit to remain outstanding, any Indebtedness, other than the Notes, that is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is also PARI PASSU with, or subordinate in right of payment to, the Notes pursuant to subordination provisions substantially similar to those contained in the Indenture.

         LIMITATION ON UNRESTRICTED SUBSIDIARIES. (a) The Board of Directors of the Company may designate any Subsidiary (other than a Guarantor) to be an "Unrestricted Subsidiary" (a "Designation") only if:

                  (i) no Default shall have occurred and be continuing at the time of or after giving effect to such designation;

                  (ii) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such designation) pursuant to the first paragraph of the "LIMITATION ON RESTRICTED PAYMENTS" covenant in an amount (the "Designation Amount") equal to the greater of (1) the net book value on such date of the Company's interest in such Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value on such date of the Company's interest in such Subsidiary as determined in good faith by the Company's Board of Directors;

                  (iii) the Company would be permitted under the Indenture to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "LIMITATION ON INDEBTEDNESS" covenant at the time of such designation (assuming the effectiveness of such designation); and

                  (iv) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary.

         In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the "LIMITATION ON RESTRICTED PAYMENTS" covenant for all purposes of the Indenture in an amount equal to the greater of (1) the net book value of the Company's interest in such Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value of the Company's interest in such Subsidiary as determined in good faith by the Board of Directors of the Company.

         The Indenture will further provide that neither the Company nor any Restricted Subsidiary shall at any time (x) provide a guarantee of, or similar credit support to, any Indebtedness of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Indebtedness); PROVIDED that the Company may pledge Capital Stock of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against the Company other than to obtain such pledged property, (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any other Indebtedness that provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of an Unrestricted Subsidiary (including any corresponding right to take enforcement action against such Unrestricted Subsidiary).

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         (b) The Board of Directors of the Company may designate any
Unrestricted Subsidiary as a Restricted Subsidiary if:

                  (v) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such designation; and

                  (vi) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such designation would, if incurred at such time, have been permitted to be incurred for all purposes under the Indenture.

         Any such designation as an Unrestricted Subsidiary or Restricted Subsidiary by the Board of Directors of the Company shall be evidenced to the Trustee by filing a board resolution with the Trustee giving effect to such designation.

         REPORTS. The Company will file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. The Company will also be required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required, and
(b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request. If any Guarantor's financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13 or 15(d) of the Exchange Act, the Company shall include such Guarantor's financial statements in any filing or delivery pursuant to the Indenture. The Indenture also provides that, so long as any of the Notes remain outstanding, the Company will make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Company has either exchanged the Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement under the Securities Act.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The Company will not, in a single transaction or through a series of transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any other Person or Persons or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons, unless at the time and immediately after giving effect thereto (i) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or the Person that acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis (the "Surviving Entity") (1) will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and (2) will expressly assume, by a supplemental indenture in form reasonably satisfactory to the Trustee, the


                                       71
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Company's obligation for the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a PRO FORMA basis (and treating any obligation of the Company or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction or series of transactions on a PRO FORMA basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such PRO FORMA calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of the "LIMITATION ON INDEBTEDNESS" covenant; (iv) each Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee will apply to such Person's obligations under the Indenture and the Notes; and (v) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of the "LIMITATION ON LIENS" covenant are complied with.

         In connection with any such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition, the Company or the Surviving Entity shall have delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

         Each Guarantor, if any (other than any Subsidiary whose Subsidiary Guarantee is being released pursuant to the provisions under "--Subsidiary Guarantees" or "--Certain CovenantS--LIMITATION ON ISSUANCE OF GUARANTEES of INDEBTEDNESS BY SUBSIDIARIES" as a result of such transaction), shall not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions, merge or consolidate with or into any other corporation or other entity (other than the Company or any Guarantor), or sell, assign, convey, transfer, lease or otherwise dispose of its properties and assets on a consolidated basis substantially as an entirety to any entity (other than the Company or any Guarantor) unless (i) either (a) such Guarantor shall be the continuing corporation or (b) the Person (if other than such Guarantor) formed by such consolidation or into which such Guarantor is merged or the entity which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of such Guarantor, as the case may be, shall be a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, and shall expressly assume by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under the Notes and the Indenture; (ii) immediately before and immediately after giving effect to such transaction on a PRO FORMA basis, no Default or Event of Default shall have occurred and be continuing; and (iii) such Guarantor shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture comply with the Indenture.

         Upon any consolidation or merger, or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company or any Guarantor in accordance with the immediately preceding paragraphs, the successor Person formed by such consolidation or into which the Company or such Guarantor, as the case may be, is merged or the

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

successor Person to which such sale, assignment, conveyance, transfer, lease or disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, under the Indenture and/or the Subsidiary Guarantees, as the case may be, with the same effect as if such successor had been named as the Company or such Guarantor, as the case may be, therein and/or in the Subsidiary Guarantees, as the case may be. When a successor assumes all the obligations of its predecessor under the Indenture, the Notes or a Subsidiary Guarantee, as the case may be, the predecessor shall be released from those obligations; PROVIDED that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal and interest on the Notes or a Subsidiary Guarantee, as the case may be.

EVENTS OF DEFAULT

The following are "Events of Default" under the Indenture:

                  (i) default in the payment of any interest on any Note when it becomes due and payable and continuance of such default for a period of 30 days;

                  (ii) default in the payment of the principal of, or premium, if any, on any Note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

                  (iii) default in the performance, or breach, of the provisions described in "Consolidation, Merger and Sale of Assets," the failure to make or consummate a Change in Control Offer in accordance with the provisions of the "PURCHASE OF NOTES UPON A CHANGE IN CONTROL" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "LIMITATION ON SALE OF ASSETS" covenant;

                  (iv) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor contained in the Indenture or any Subsidiary Guarantee (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clauses (i), (ii) or (iii) above) and continuance of such default or breach for a period of 30 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

                  (v) (A) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Restricted Subsidiary aggregating $10.0 million or more, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (B) Indebtedness of the Company or any Restricted Subsidiary aggregating $10.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the Stated Maturity thereof;

                  (vi) one or more judgments or orders shall be rendered against the Company or any Restricted Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $10.0 million and shall not be discharged and either (A) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (B) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

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

                  (vii) any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect or is declared null and void or any of the Subsidiary Guarantees of Significant Subsidiaries is found to be invalid or any Guarantor which is a Significant Subsidiary denies that it has any further liability under any Subsidiary Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture); or

                  (viii) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

         If an Event of Default (other than as specified in clause (viii) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice to the Company, may, and the Trustee, upon the request of such holders, shall declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes immediately due and payable. Upon any such declaration all such amounts payable in respect of the Notes shall become immediately due and payable. If an Event of Default specified in clause (viii) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

       At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all overdue interest on all outstanding Notes, (ii) all unpaid principal of and premium, if any, on any outstanding Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, (iii) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes, and (iv) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(b) all Events of Default, other than the non-payment of amounts of principal of, premium, if any, or interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived. No such rescission shall affect any subsequent default or impair any right consequent thereon.

       The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

       If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 10 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes.

       The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five business days of the occurrence of any Default or Event of Default.

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DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

         The Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor upon the outstanding Notes discharged ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all of its other obligations under such Notes and the Indenture insofar as such Notes are concerned, except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants set forth in the Indenture, and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

         In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, which through the scheduled payment of principal and interest thereon will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) no Default or Event of Default will have occurred and be continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (viii) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (iii) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (iv) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the final prospectus, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (v) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the Notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (vi) in the case of defeasance or covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness under the subordination provisions of the Indenture and (B) after the 91st day following the deposit or after the date such opinion is delivered, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Subsidiary Guarantee over the other creditors of either the Company or any Guarantor with the intent of hindering, delaying or defrauding creditors of either the Company or any Guarantor; and (viii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all


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conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

         The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when (a) either (i) all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust with the Trustee or any paying agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be;
(b) the Company has paid or caused to be paid all sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

         With certain exceptions, modifications and amendments of the Indenture may be made by a supplemental indenture entered into by the Company, the Guarantors and the Trustee with the consent of the holders of a majority in aggregate outstanding principal amount of the Notes then outstanding; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof, or premium, if any, or the rate of interest thereon or change the coin or currency in which the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Company to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the "LIMITATION ON SALE OF ASSETS" covenant or the obligation of the Company to make and consummate a Change in Control Offer in the event of a Change in Control in accordance with the "PURCHASE OF NOTES UPON A CHANGE IN CONTROL" covenant, including, in each case, amending, changing or modifying any definition relating thereto; (iii) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby; (v) except as otherwise permitted under "Consolidation, Merger and Sale of Assets" consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; or (vi) amend or modify any of


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the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Subsidiary Guarantee in any manner which adversely affects the holders of the Notes.

         Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company, any Guarantor and the Trustee may modify or amend the
Indenture: (a) to evidence the succession of another Person to the Company, a Guarantor or any other obligor on the Notes, and the assumption by any such successor of the covenants of the Company or such obligor or Guarantor in the Indenture and in the Notes and in any Subsidiary Guarantee in accordance with "--Consolidation, Merger and Sale of Assets;" (b) to add to the covenants of the Company, any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Subsidiary Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Subsidiary Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Subsidiary Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Subsidiary Guarantee; PROVIDED that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;
(e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise.

         The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

THE TRUSTEE

         The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

         The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, however, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

GOVERNING LAW

         The Indenture, the Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

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CERTAIN DEFINITIONS

         "Acquired Indebtedness" means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or (b) assumed in connection with the acquisition of assets from such Person. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.

         "Acquisition Indebtedness" means Indebtedness of a Person incurred in connection with or in contemplation of (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person becomes a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries, (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person or
(iii) the purchase by the Company or any of its Restricted Subsidiaries from a third party of any licenses, trademarks, service marks, trade names or other intellectual property rights of such third party; PROVIDED, HOWEVER that Indebtedness incurred in a transaction or series of related transactions having a Fair Market Value of less than $5.0 million will not be considered to be Acquisition Indebtedness.

         "Affiliate" means, with respect to any specified Person, (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (b) any other Person that owns, directly or indirectly, 5% or more of such specified Person's Capital Stock or any executive officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary; (b) all or substantially all of the properties and assets of the Company or its Restricted Subsidiaries; (c) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary, other than in the ordinary course of business or (d) any other properties or assets of the Company or any Restricted Subsidiary outside of the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties or assets (i) that is governed by the provisions of the Indenture described under "--Consolidation, Merger and Sale of Assets," (ii) between or among the Company and Wholly Owned Restricted Subsidiaries in accordance with the terms of the Indenture, (iii) in compliance with the "LIMITATION ON RESTRICTED PAYMENTS" covenant, (iv) that consists of grants by the Company or its Restricted Subsidiaries in the ordinary course of business of licenses or sub-licenses to use any of the intellectual property rights of the Company or its Restricted Subsidiaries, (v) that consists of the dress shirt inventory, manufacturing equipment and any facilities acquired from Salant Corporation in connection with the Company's acquisition of the John Henry, Manhattan and Lady Manhattan trademarks prior to the date of the Indenture or
(vi) having a Fair Market Value of less than $750,000 in any given fiscal year.

         "Average Life" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal payment (including, without


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limitation, any sinking fund requirements) of such Indebtedness multiplied by
(ii) the amount of each such principal payment by (b) the sum of all such principal payments.

         "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

         "Board of Directors" means, with respect to any Person, the board of directors of such Person or any duly authorized committee of such board.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, partnership interests (whether general or limited), participations, rights in or other equivalents (however designated) of such Person's equity, and any other interest or participation that confers the right to receive a share of the profits and losses, or distributions of assets of, such Person and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock, whether now outstanding or issued after the date of the Indenture.

         "Capitalized Lease Obligation" means, with respect to any Person, any obligation of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

         "Cash Equivalents" means (a) any evidence of Indebtedness with a maturity of one year or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States of America is pledged in support thereof); (b) certificates of deposit or acceptances with a maturity of one year or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million; and (c) commercial paper with a maturity of one year or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or any successor rating agency or at least P-1 by Moody's or any successor rating agency; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above; and (e) demand and time deposits with a domestic commercial bank that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million.

       "Change in Control" means the occurrence of any of the following events:

                  (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of all outstanding Voting Stock of the Company, and either (x) the Permitted Holders beneficially own, directly or indirectly, in the aggregate Voting Stock of the Company that represents a lesser percentage of the aggregate ordinary voting power of all classes of the Voting Stock of the Company, voting together as a single class, than such other person or group and are not entitled (by voting power, contract or otherwise) to elect directors of the Company having a majority of the total voting power of the Board of Directors, or (y) such


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         other person or group is entitled to elect directors of the Company having a majority of the total voting power of the Board of Directors;

                  (b) the Company consolidates with, or merges with or into, another Person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction (i) where the outstanding Voting Stock of the Company is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or is converted into or exchanged for (A) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (B) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and cash, securities and other property (other than Capital Stock of the surviving or transferee corporation) in an amount that could be paid by the Company as a Restricted Payment as described under the "Limitation on Restricted Payments" covenant and (ii) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of all outstanding Voting Stock of the surviving or transferee corporation, and either (x) the Permitted Holders beneficially own, directly or indirectly, in the aggregate Voting Stock of the Company that represents a lesser percentage of the aggregate ordinary voting power of all classes of the Voting Stock of the Company, voting together as a single class, than such other person or group and are not entitled (by voting power, contract or otherwise) to elect directors of the Company having a majority of the total voting power of the Board of Directors, or (y) such other person or group is entitled to elect directors of the Company having a majority of the total voting power of the Board of Directors;

                  (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

                  (d) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Consolidation, Merger and Sale of Assets."

         "Consolidated Adjusted Net Income" means, for any period, the consolidated net income (or loss) of the Company and all Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication, (a) all extraordinary gains or losses (net of taxes, fees and expenses relating thereto), (b) gains or losses (net of taxes, fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, (c) the portion of net income of any Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash dividends or cash distributions during such period,


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(d) the net income (or loss) of any Person combined with the Company or any
Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination (regardless of any waiver) permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders, and (f) for purposes of calculating Consolidated Adjusted Net Income under the "LIMITATION ON RESTRICTED PAYMENT" covenant any net income (or loss) from any Restricted Subsidiary while it was an Unrestricted Subsidiary at any time during such period other than any amounts actually received from such Restricted Subsidiary during such period; PROVIDED that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated Adjusted Net Income will be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Consolidated Adjusted Net Income otherwise attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding common stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by
(2) the total number of shares of outstanding common stock of such Restricted Subsidiary on the last day of such period.

         "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) the sum of Consolidated Adjusted Net Income and, to the extent deducted in computing Consolidated Adjusted Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-Cash Charges, in each case, for such period to (b) the sum of (i) Consolidated Interest Expense for such period and (ii) the aggregate amount of dividends and other distributions paid, accrued or scheduled to be paid or accrued in respect of Redeemable Capital Stock of the Company or any Restricted Subsidiary for such period, in each case after giving PRO FORMA effect to (A) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of the net proceeds occurred, on the first day of such period, (B) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period) and (C) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such period, as if such acquisition or disposition occurred on the first day of such period.

         "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and all Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

         "Consolidated Interest Expense" means, for any period, without duplication, (1) the sum of (a) the interest expense of the Company and its Restricted Subsidiaries for such period, including, without limitation, (i) amortization of debt discount, (ii) the net cost of Interest Rate Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) all commissions, discounts and other fees and charges owed with respect to the letter of credit, bankers' acceptance financing or similar facilities and (v) amortization of debt issuance costs, plus (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, plus (c) one-third of lease rental payments in connection with operating leases paid, accrued and/or scheduled to be paid or accrued during such period, in each case as determined on a consolidated basis in accordance with GAAP; PROVIDED that (x) the


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

Consolidated Interest Expense attributable to interest on any Indebtedness computed on a PRO FORMA basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate, and (y) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a PRO FORMA basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

         "Consolidated Non-Cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and any Restricted Subsidiary reducing Consolidated Adjusted Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge that requires an accrual of or reserve for cash charges for any future period or constituting an extraordinary item or loss).

         "Currency Agreements" means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by the Company or any of its Restricted Subsidiaries designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

         "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

         "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

         "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect on the date of the Indenture.

         "Guarantee" means, as applied to any obligation, (a) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (b) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. A guarantee shall include, without limitation, any agreement to maintain or preserve any Person's financial condition or to cause any other Person to achieve certain levels of operating results; PROVIDED that no license or sub-license entered into in the ordinary course of business between the Company or any Restricted Subsidiary (other than with an Affiliate thereof) shall be deemed to be a guarantee as a result of any minimum royalty or revenue provisions with which the Company or such Restricted Subsidiary must comply.

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

         "Guarantor" means any Restricted Subsidiary that incurs a Subsidiary Guarantee; PROVIDED that, upon the release and discharge of any Person from its Subsidiary Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

         "Hamilton Bank Letter of Credit Facility" means the $45.0 million Line of Credit Facility dated August 3, 1998 between Perry Ellis International, Inc. and Hamilton Bank, N.A.

         "Indebtedness" means, with respect to any Person, without duplication,
(a) all liabilities of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all obligations of such Person under or in respect of Interest Rate Agreements or Currency Agreements, (f) all Indebtedness referred to in (but not excluded from) the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the obligation so secured), (g) all guarantees by such Person of Indebtedness referred to in this definition of any other Person, and (h) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

         "Interest Rate Agreements" means any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect against or manage exposure to fluctuations in interest rates.

         "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued or owned by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

         "Issue Date" means the date on which the Notes are originally issued under the Indenture.

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

         "Lease" means the Master Agreement dated August 28, 1997 among the Company, as lessee and guarantor, SUP Joint Venture, as lessor, Suntrust Bank, Miami, N.A., as agent, Atlantic Financial Managers, Inc. and Atlantic Financial Group, Ltd. and certain other financial institutions, as lenders, and the related Lease Agreement (Land), Lease Agreement (Building), Loan Agreement, Guaranty and Security Agreement and Financing Statement (all as defined in the Master Agreement) dated as of August 28, 1997 and any renewal, replacement or extension thereof on terms similar to those in effect on the date of the Indenture; PROVIDED that any such renewal, replacement or extension will not increase the amount of the guarantee by the Company of the obligations of the lessor under the Lease or the rental obligations of the Company at the expiration of the term of the Lease Agreement (Building) and Lease Agreement
(Land) as of the date of such renewal, replacement or extension.

         "Letter of Credit Facilities" means the Hamilton Bank Letter of Credit Facility, the Ocean Bank Letter of Credit Facility and The Bank of Tokyo-Mitsubishi Letter of Credit Facility, as the same may be amended, supplemented or otherwise modified including any refinancing, refunding, replacement or extension thereof.

         "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement (other than a consignment), capital lease or other title retention agreement.

         "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable provided in such Note or in the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

         "Moody's" means Moody's Investors Service, Inc. and its successors.

         "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee.

         "Ocean Bank Letter of Credit Facility" means the $7.0 million Line of Credit Facility dated February 19, 1997 between Perry Ellis International, Inc., and Ocean Bank.

         "Pari Passu Indebtedness" means (a) with respect to the Notes, Indebtedness that ranks PARI PASSU in right of payment to the Notes and (b) with respect to any Subsidiary Guarantee, Indebtedness that ranks PARI passu in right of payment to such Subsidiary Guarantee.

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         "Permitted Holders" means, as of the date of determination, (a) Oscar
Feldenkreis, George Feldenkreis, their spouses, their respective lineal descendants and the spouses of such lineal descendants, (b) any Person controlled by any of the Persons included in the foregoing clause (a) (as the term "controlled" is defined under the definition of "Affiliate"), (c) trusts for the benefit of any of the Persons included in the foregoing clause (a), and
(d) any charitable foundation a majority of whose members, trustees or directors, as the case may be, are Persons included in the foregoing clause (a).

       "Permitted Indebtedness" means any of the following:

                  (a) Indebtedness of the Company and the Guarantors under the Senior Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the sum of (i) $15.0 million (after giving effect to the permanent reduction made from the proceeds of the issuance and sale of the Notes on the Issue Date) less the amount of permanent reductions made by the Company in respect of any term loans under the Senior Credit Facility and (ii) the greater of (x) $75.0 million and (y) the sum of (1) 85% of Eligible Receivables (as defined in clauses (a) through (o) of the definition thereof contained in the Senior Credit Facility on the date of the Indenture), PLUS (2) the lesser of (i) 90% of Eligible Factoring Credit Balances (as defined in clauses (a) through (c) of the definition thereof contained in the Senior Credit Facility on the date of Indenture) and (ii) $20.0 million, PLUS (3) the lesser of (i) 60% of Eligible Inventory (as defined in clauses (a) through (e) and (g) through (i) of the definition thereof contained in the Senior Credit Facility on the date of Indenture) and (ii) $30.0 million, MINUS (d) the full amount of all outstanding letters of credit issued pursuant to, or authorized under, the Senior Credit Facility for the account of the Company or the Restricted Subsidiaries which are not fully secured by cash collateral;

                  (b) Indebtedness of the Company with respect to any letters of credit under the Letter of Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $60 million;

                  (c) Indebtedness of the Company pursuant to the Notes (other than any Additional Notes) or of any Restricted Subsidiary pursuant to a Subsidiary Guarantee;

                  (d) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture (other than Indebtedness under the Senior Credit Facility, the Letter of Credit Facilities and the Lease);

                  (e) Indebtedness of the Company owing to any Wholly Owned Restricted Subsidiary; PROVIDED that any Indebtedness of the Company owing to any such Restricted Subsidiary is unsecured and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; PROVIDED FURTHER that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or another Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (e);

                  (f) Indebtedness of a Restricted Subsidiary owing to the Company or to another Wholly Owned Restricted Subsidiary; PROVIDED that any such Indebtedness of any Guarantor is subordinated in right of payment to the Subsidiary Guarantee of such Guarantor; PROVIDED FURTHER that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a


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         disposition, pledge or transfer to the Company or a Wholly Owned
         Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by such Restricted Subsidiary not permitted by this clause
         (f);

                  (g) guarantees of any Restricted Subsidiary made in accordance with the provisions of the "LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES" covenant;

                  (h) obligations of the Company or any Guarantor entered into in the ordinary course of business (i) pursuant to Interest Rate Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary, which obligations do not exceed the aggregate principal amount of such Indebtedness and (ii) pursuant to Currency Agreements entered into by the Company or any of its Restricted Subsidiaries in respect of its (x) assets or (y) obligations, as the case may be, denominated in a foreign currency;

                  (i) Indebtedness of the Company or any Guarantor in respect of purchase money obligations, Capitalized Lease Obligations of the Company or any Guarantor and Subordinated Indebtedness of the Company or any Guarantor in an aggregate amount which does not exceed $5.0 million at any one time outstanding;

                  (j) Indebtedness of the Company or any Guarantor consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

                  (k) Indebtedness of the Company or any Guarantor represented by (x) letters of credit for the account of the Company or any Restricted Subsidiary or (y) other obligations to reimburse third parties pursuant to any surety bond or other similar arrangements, which letters of credit or other obligations, as the case may be, are intended to provide security for workers' compensation claims, payment obligations in connection with self-insurance or other similar requirements in the ordinary course of business;

                  (l) the guarantee of the obligations of the lessor under the Lease; and

                  (m) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") of any Indebtedness, referred to in clause (c) or (d) of this definition, including any successive refinancings, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the lesser of the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined as necessary to accomplish such refinancing, (ii) in the case of any refinancing by the Company of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made PARI PASSU with or subordinate to the Notes at least to the same extent as the Indebtedness being refinanced, (iii) in the case of any refinancing by any Guarantor of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made PARI PASSU with or subordinate to the Subsidiary Guarantee of such Guarantor at least to the same extent as the Indebtedness being refinanced, (iv) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes and (v) Indebtedness of the Company or a Guarantor may only be refinanced with Indebtedness of the Company or a Guarantor and Indebtedness of a Restricted Subsidiary that is not a Guarantor may only be refinanced with Indebtedness of such Restricted Subsidiary.

         "Permitted Investments" means any of the following:

                  (n) Investments in Cash Equivalents;

                  (o) Investments in the Company or any Restricted Subsidiary;

                  (p) intercompany Indebtedness to the extent permitted under clause (e) or (f) of the definition of "Permitted Indebtedness";

                  (q) Investments in an amount not to exceed $5.0 million at any one time outstanding;

                  (r) Investments by the Company or any Restricted Subsidiary in another Person, if as a result of such Investment (i) such other Person becomes a Wholly Owned Restricted Subsidiary or (ii) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Wholly Owned Restricted Subsidiary;

                  (s) bonds, notes, debentures and other securities received as consideration for Assets Sales to the extent permitted under the "LIMITATION OF SALE OF ASSETS" covenant;

                  (t) any loans or other advances made pursuant to any employee benefit plans (including plans for the benefit of directors) or employment agreements or other compensation arrangements (including for the purchase of Capital Stock of the Company by employees), in each case as approved by the Board of Directors of the Company, in an aggregate amount at any one time outstanding not to exceed $1.0 million; or

                  (u) negotiable instruments held for deposit or collection in the ordinary course of business, except to the extent they would constitute Investments in Affiliates.

         "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Preferred Stock" means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

         "Public Equity Offering" means an offer and sale of common stock (which is Qualified Capital Stock) of the Company made on a primary basis by the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

         "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

         "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

         "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

         "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or a Restricted Subsidiary sells or transfers any property or asset in connection with the leasing of such property or asset to the seller or transferor.

         "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. and its successors.

         "Senior Credit Facility" means the Amended and Restated Loan and Security Agreement dated March 26, 1999 among the Company and certain of its Subsidiaries, as borrowers, NationsBank N.A., as agent, and the banks party thereto from time to time, together with the related documents thereto (including, without limitation, any guarantee agreements permitted under the Indenture and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, subject to the covenants of the Indenture, adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement in compliance with the Indenture.

         "Significant Subsidiary" means any Restricted Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries, (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year or (iii) was organized or acquired after the beginning of such fiscal year and would have been a Significant Subsidiary if it had been owned during the entire fiscal year.

         "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness or any installment of interest thereon, is due and payable.

         "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor that is expressly subordinated in right of payment to the Notes or the Subsidiary Guarantee of such Guarantor, as the case may be.

         "Subsidiary" means any Person a majority of the equity ownership or Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries.

         "Subsidiary Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Restricted Subsidiary in accordance with the provisions of the Indenture.

         "The Bank of Tokyo-Mitsubishi Letter of Credit Facility" means the $8.0 million Line of Credit Facility dated August 1, 1996 between Perry Ellis International, Inc. and The Bank of Tokyo-Mitsubishi, Ltd.

         "Unrestricted Subsidiary" means each Subsidiary of the Company designated as such pursuant to and in compliance with the "LIMITATION ON UNRESTRICTED SUBSIDIARIES" covenant.

         "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

         "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary, all of the outstanding Capital Stock (other than directors' qualifying shares or shares of foreign Restricted Subsidiaries required to be owned by foreign nationals pursuant to applicable law) of which are owned by the Company or by one or more other Wholly Owned Restricted Subsidiaries or by the Company and one or more other Wholly Owned Restricted Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

         The notes are represented by a single, permanent global note in definitive, fully registered book-entry form (the "Global Notes") which will be deposited with and registered in the name of a nominee of DTC and deposited on behalf of the holders of the Notes represented thereby with a custodian for DTC for credit to the respective accounts of the holders (or to such other accounts as they may direct) at DTC.

         Notes that are originally purchased by or transferred to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act), who are not QIBs, or issued as described below under "Certificated Securities," will be in registered form without interest coupons. Upon the transfer to a QIB or Non-U.S. Person, such Certificated Securities will, unless the Global Notes have been previously exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred.

         THE GLOBAL NOTES. Pursuant to procedures established by DTC, ownership of the Global Notes are shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined below)) and the records of Participants (with respect to interests of persons other than Participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants.

         So long as DTC or its nominee is the registered owner or holder of any of the Notes, DTC or such nominee will be considered the sole owner or holder of such Notes represented by the Global Notes for all purposes under the Indenture and under the Notes represented thereby. No beneficial owner of an interest in the Global Notes will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Indenture. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons will be impaired to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants (as defined herein) the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be impaired by the lack of a physical certificate evidencing such interests.

         Payments of the principal of, premium, if any, and interest on the Notes represented by the Global Notes are made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee, nor any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium, if any, and interest on the Notes represented by the Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants and not that of the Company or the Trustee.

         Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states that require physical delivery of such security or to pledge such securities, such holder must transfer its interest in the Global Note in accordance with the normal procedures and the procedures in the indenture.

         DTC has advised us that DTC will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Securities are credited and only in respect of the aggregate principal amount as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Securities for Certificated Securities, which it will distribute to its Participants.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the SEC.

         DTC has further advised us that management of DTC is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which DTC reports is complete. Additionally, DTC's plan includes a testing phase, which DTC expects to be completed within appropriate time frames.

         However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as the DTC's direct and indirect participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

         According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

         Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants of DTC, Euroclear and Cedel, they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

         CERTIFICATED SECURITIES. Interests in the Global Notes will be exchanged for Certificated Securities if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, or (ii) an Event of Default has occurred and is continuing with respect to the Notes. Upon the occurrence of any of the events described in the preceding sentence, the Company will cause the appropriate Certificated Securities to be delivered.

                               SELLING NOTEHOLDER

         We are registering the re-sale of notes held by Carfel, one of our affiliates. Carfel purchased notes in the aggregate principal amount of $5,000,000 in April 1999. George Feldenkreis, our Chairman of the Board and Chief Executive Officer is a director, executive officer and principal shareholder of Carfel.

                              PLAN OF DISTRIBUTION

         Carfel may sell its notes in various ways and at various prices. Some of the methods by which Carfel may sell its notes include:

         o Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        Privately negotiated transactions;

         o Block trades in which a broker or dealer will attempt to sell the notes as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o Purchases by a broker or dealer as principal and re-sale by such broker or dealer for Carfel's account pursuant to this prospectus;

         o        Sales under Rule 144 rather than by using this prospectus;

         o        A combination of any such methods of sale; and

         o        Any other legally permitted method.

         Carfel may also pledge its notes pursuant to the margin provisions of its customer agreements with its brokers. If there is a default by Carfel, the brokers may offer and sell the pledged notes.

         Brokers or dealers may receive commissions or discounts form Carfel (or, if the broker-dealer acts as agent for the purchaser of the notes, form such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by Carfel in connection with sales of the notes.

         Carfel and any broker-dealers or agents that participate with it in sales of the notes may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by such broker-dealers or agents and any profit on the re-sale of the notes purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the securities laws of certain states, the notes may be sold in those states only through registered or licensed broker-dealers or pursuant to available exemptions form such requirements. In addition, in certain states the notes may not be sold therein unless the notes have been registered or qualified for sale in such state or an exemption from such requirement is available and is complied with.

         We have agreed to pay all fees and expenses incident to the registration of the notes. We have agreed to indemnify Carfel against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Carfel has also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         Carfel and other persons participating in the distribution of the notes offered hereby are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the notes.

                                  LEGAL MATTERS

         The validity of the notes offered hereby will be passed upon for the Company by Broad and Cassel, a partnership including professional associations, Miami, Florida.

                                     EXPERTS

         The consolidated financial statements of Supreme International Corporation as of January 31, 1998 and 1999 and for each of the three years in the period ended January 31, 1999, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Perry Ellis International, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been audited by Saul L. Klaw & Co., P.C., independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of the John Henry and Manhattan Business (comprising the licensing operations of the John Henry and Manhattan Brands owned by Salant Corporation) as of and for the year ended January 2, 1999, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the operating support received from Salant Corporation), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our SEC filings are also available from the SEC's website located at
HTTP: //WWW.SEC.GOV.

         We have filed with the SEC a Registration Statement on Form S-2 under the Securities Act with respect to the notes covered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to the Registration Statement, as permitted by the SEC's rules and regulations. For further information with respect to us and the notes offered under this prospectus, please refer to the Registration Statement, including the exhibits. Copies of the Registration Statement, including exhibits, may be obtained form the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement.

         We will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon request, a copy of any or all of the information incorporated herein by reference. Exhibits to any of the documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to Rosemary Trudeau, Vice President of Finance, Perry Ellis International, Inc., 3000 N.W. 107th Avenue, Miami, Florida 33173, telephone number (305) 592-2830.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
SUPREME INTERNATIONAL CORPORATION (CURRENTLY KNOWN AS PERRY ELLIS INTERNATIONAL, INC.)
Financial Statements for each of the three years in the period ended
January 31, 1999:
Independent Auditors' Report.....................................................................................F-2
Consolidated Balance Sheets as of January 31, 1998 and 1999......................................................F-3
Consolidated Statements of Income for each of the three years in the period ended January 31, 1999...........................................................................F-4
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended January 31, 1999...........................................................................F-5
Consolidated Statements of Cash Flow for each of the three years in the period ended January 31, 1999...........................................................................F-6
Notes to Consolidated Financial Statements.......................................................................F-7
Unaudited Financial Statements for the six months ended July 31, 1999 and 1998:
Consolidated Balance Sheets as of July 31, 1999 (Unaudited) and January 31, 1999.................................F-22
Consolidated Statements of Operations (Unaudited) for the six months ended
  July 31, 1999 and July 31, 1998................................................................................F-23
Consolidated Statements of Cash Flows (Unaudited) for the six months ended
  July 31, 1999 and July 31, 1998................................................................................F-24
Notes to Consolidated Financial Statements (Unaudited)...........................................................F-25

PERRY ELLIS INTERNATIONAL, INC. (CURRENTLY KNOWN AS PEI)
Independent Auditors' Report.....................................................................................F-29
Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (Unaudited)...................................F-30
Statements of Operations for the years ended December 31, 1996, 1997 and 1998 and for the quarters ended March 31, 1998 and 1999 (Unaudited)................................................F-31
Undistributed income for the years ended December 31, 1996, 1997 and 1998 and for the quarters ended March 31, 1998 and 1999 (Unaudited)................................................F-32
Statements of Cash Flow for the years ended December 31, 1996, 1997 and 1998 and for the quarters ended March 31, 1998 and 1999 (Unaudited)................................................F-33
Notes to Financial Statements....................................................................................F-34

JOHN HENRY AND MANHATTAN BUSINESS
Independent Auditors' Report.....................................................................................F-37
Statement of Revenues, Direct Expenses and Allocated Corporate Expenses
   before interest and Domestic Income Taxes for the year ended January 2, 1999..................................F-38
Statement of Net Assets to be Sold as of January 2, 1999.........................................................F-39
Notes to Financial Statements Year ended January 2, 1999.........................................................F-40

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Supreme International Corporation and subsidiaries:

We have audited the consolidated balance sheets of Supreme International Corporation and subsidiaries (the "Company") as of January 31, 1998 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
March 12, 1999 (June 11, 1999 as to Note 17)

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                         AS OF JANUARY 31, 1998 AND 1999

                                                                  1998                   1999
                                                             ------------           ------------
ASSETS
Current Assets:
     Cash..........................................            $1,010,256               $173,493
     Accounts receivable, net......................            35,502,607             38,969,845
     Inventories...................................            35,799,388             32,965,655
     Deferred income taxes.........................             1,154,905              1,091,482
     Deposits for acquisitions.....................                    --              6,000,000
     Other current assets..........................             2,253,328              2,040,200
                                                             ------------           ------------
         Total current assets......................            75,720,484             81,240,675

Property and equipment, net........................             4,899,656              7,851,592

Intangible assets, net.............................            19,716,064             18,842,797

Other..............................................             1,313,747              1,022,467
                                                             ------------           ------------
         TOTAL.....................................          $101,649,951           $108,957,531
                                                             ============           ============

LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities:

    Accounts payable...............................            $4,048,325             $4,595,688
    Accrued expenses...............................             2,062,912              4,931,525
    Borrowings under letter of credit facilities...             3,000,000                     --
    Other current liabilities......................               442,790                413,505
                                                             ------------           ------------
         Total current liabilities.................             9,554,027              9,940,718

Deferred income tax................................               282,905                559,728
Long term debt--senior credit agreement............            36,658,174             33,511,157
                                                             ------------           ------------
         Total liabilities.........................            46,495,106             44,011,603
                                                             ------------           ------------
Commitments and Contingencies: (Note 16)

Stockholders' Equity:

Preferred   stock--$.01 par value; 1,000,000 shares
    authorized; no shares issued or outstanding....                    --                     --
Class A Common Stock--$.01 par value; 30,000,000 shares
    authorized; no shares issued or outstanding....                    --                     --
Common stock--$.01 par value; 30,000,000 shares
    authorized; 6,555,681 and 6,712,374 shares issued
    and outstanding as of January 31, 1998 and 1999,
    respectively...................................                65,556                 67,123
Additional paid-in-capital.........................            27,598,618             28,806,455
Retained earnings..................................            27,490,671             36,072,350
                                                             ------------           ------------
         Total stockholders' equity................            55,154,845             64,945,928
                                                             ------------           ------------
         TOTAL.....................................          $101,649,951           $108,957,531
                                                             ============           ============

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

                                                            1997                1998                 1999
                                                       ------------        ------------          ------------
Revenues
     Net Sales....................................     $157,372,796        $190,689,212          $221,347,295
     Royalty Income...............................        1,654,262           4,031,878             3,057,357
                                                       ------------        ------------          ------------
         Total Revenues...........................      159,027,058         194,721,090           224,404,652
Cost of Sales.....................................      122,045,614         145,991,132           166,198,450
                                                       ------------        ------------          ------------
Gross Profit......................................       36,981,444          48,729,958            58,206,202
Selling, General and Administrative Expenses......       25,876,115          35,885,443            41,639,672
                                                       ------------        ------------          ------------
Operating Income..................................       11,105,329          12,844,515            16,566,530
Interest Expense..................................        1,664,392           2,781,509             3,493,985
                                                       ------------        ------------          ------------
Income Before Income Tax Provision................        9,440,937          10,063,006            13,072,545
Income Tax Provision..............................        3,596,918           2,884,844             4,490,866
                                                       ------------        ------------          ------------
Net Income........................................       $5,844,019          $7,178,162            $8,581,679
                                                       ============        ============          ============
Net Income Per Share
     Basic........................................            $0.89               $1.10                 $1.29
                                                       ============        ============          ============
     Diluted......................................            $0.89               $1.08                 $1.27
                                                       ============        ============          ============
Weighted Average Number of Shares Outstanding
     Basic........................................        6,534,446           6,540,604             6,674,103
                                                       ============        ============          ============
     Diluted......................................        6,595,147           6,665,635             6,769,810
                                                       ============        ============          ============

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

                                                COMMON STOCK                 ADDITIONAL
                                           -----------------------             PAID-IN              RETAINED
                                            SHARES         AMOUNT              CAPITAL              EARNINGS              TOTAL
                                           ---------       -------          -----------          -----------          -----------
BALANCE, JANUARY 31, 1996...........       6,800,000       $68,000          $29,296,594          $14,468,490          $43,833,084
Purchase of treasury stock, at cost.        (278,069)       (2,780)          (1,947,599)                  --           (1,950,379)
Exercise of stock options...........           7,500            75               48,675                   --               48,750
Net Income..........................              --            --                   --            5,844,019            5,844,019
                                           ---------       -------          -----------          -----------          -----------
BALANCE, JANUARY 31, 1997...........       6,529,431        65,295           27,397,670           20,312,509           47,775,474
Exercise of stock options...........          26,250           261              200,948                   --              201,209
Net Income..........................              --            --                   --            7,178,162            7,178,162
                                           ---------       -------          -----------          -----------          -----------
BALANCE, JANUARY 31, 1998...........       6,555,681        65,556           27,598,618           27,490,671           55,154,845
Exercise of stock options...........          78,525           785              457,367                   --              458,152
Exercise of warrants................          78,168           782                 (782)                  --                   --
Net Income..........................              --            --                   --            8,581,679            8,581,679
Tax benefit for exercise of
    non-qualified stock options.....              --            --              751,252                   --              751,252
                                           ---------       -------          -----------          -----------          -----------
BALANCE, JANUARY 31, 1999...........       6,712,374       $67,123          $28,806,455          $36,072,350          $64,945,928
                                           =========       =======          ===========          ===========          ===========

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATIONS AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

                                                             1997               1998             1999
                                                          -----------        ----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..........................................       $5,844,019        $7,178,162       $8,581,679
Adjustments to reconcile net income to net cash
     (used in) provided by operating activities:
     Depreciation and amortization..................        1,147,091         1,748,006        2,161,398
     Loss on sale and abandonment of property.......          257,221           187,692               --
     Decrease (increase) in deferred taxes..........          159,655          (203,342)         340,246
     Changes in operating assets and liabilities:
        (net of effects of acquisition)
      Accounts receivable, net......................       (8,951,318)       (6,695,371)      (3,467,238)
      Inventories...................................          293,527        (3,598,866)       2,833,733
      Other current assets..........................         (359,942)         (727,633)         213,128
      Other assets..................................       (1,915,477)          889,854          291,280
      Accounts payable and accrued expenses.........        4,835,234        (1,907,414)       3,415,976
      Other current liabilities.....................          563,756            28,055          (29,285)
                                                          -----------        ----------      -----------
        Net cash provided by (used in)
            operating activities....................        1,873,766        (3,100,857)      14,340,917
                                                          -----------        ----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..................       (1,058,061)       (3,828,142)      (4,004,588)
Proceeds from sale of property and equipment........          164,545            32,102               --
Payment on purchase of intangible assets............         (137,027)         (758,598)        (235,479)
Deposit for John Henry/Manhattan acquisition........               --                --       (1,000,000)
Deposit for Perry Ellis International acquisition...               --                --       (5,000,000)
Payment for Jolem acquisition.......................       (3,657,435)               --               --
Payment for Munsingwear acquisition.................      (19,768,380)               --               --
                                                          -----------        ----------      -----------
       Net cash used in investing activities........      (24,456,358)       (4,554,638)     (10,240,067)
                                                          -----------        ----------      -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Net increase (decrease) in borrowings under letter of
    credit facilities...............................        6,812,629        (3,812,629)      (3,000,000)
Net proceeds from (repayments of) long-term debt....       18,168,857        11,521,373       (3,147,017)
Purchase of treasury stock..........................       (1,950,379)               --               --
Tax benefit for exercise of non-qualified stock options            --                --          751,252
Proceeds from exercise of stock options.............           48,750           201,209          458,152
                                                          -----------        ----------      -----------
       Net cash provided by (used in)
         financing activities.......................       23,079,857         7,909,953       (4,937,613)
                                                          -----------        ----------      -----------
NET INCREASE (DECREASE) IN CASH.....................          497,265           254,458         (836,763)
CASH AT BEGINNING OF YEAR...........................          258,533           755,798        1,010,256
                                                          -----------        ----------      -----------
CASH AT END OF YEAR.................................         $755,798        $1,010,256         $173,493
                                                          ===========        ==========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION Cash paid during the year for:
    Interest........................................       $1,433,403        $2,820,016       $3,293,877
                                                          ===========        ==========      ===========
    Income taxes....................................       $3,394,466        $3,174,807       $1,762,479
                                                          ===========        ==========      ===========

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

1.       GENERAL

         Supreme International Corporation and subsidiaries (the "Company") was incorporated in the State of Florida and has been in business since 1967. The Company is a leading designer and marketer of a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear, casual and dress pants and shorts to all levels of retail distribution.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the Company's significant accounting policies:

         PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Supreme International Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

         USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt and credit facilities approximate fair value due to their stated interest rate approximating a market rate. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

         INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out basis) or market. Costs consist of the purchase price, customs, duties, freight, insurance, and commissions to buying agents.

         PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or estimated useful lives of the improvements. The useful lives range from five to ten years.

         INTANGIBLE ASSETS--Intangible assets primarily represent costs capitalized in connection with the acquisition, registration and maintenance of brand names and license rights. The amortization periods for the intangible assets range from fifteen to twenty years, with a weighted average of nineteen and a half years.

         LONG LIVED-ASSETS--Management reviews long-lived assets, including identifiable intangible assets, for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the asset to its estimated fair value. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning future conditions. At January 31, 1999, management believes there was no impairment to long-lived assets.

         REVENUE RECOGNITION--Sales are recognized upon shipment, returns for defective goods are netted against sales, and an allowance is provided for estimated returns and other chargebacks. Royalty income is recognized when earned on the basis of the terms specified in the underlying contractual agreements.

         INCOME TAXES--Deferred income taxes result primarily from timing differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Financial Accounting Standards Board Statement No. 109 ("SFAS No. 109"), Accounting for Income Taxes, which requires the asset and liability method of computing deferred income taxes. Under the asset and liability method, deferred taxes are adjusted for tax rate changes as they occur.

         NET INCOME PER SHARE--Basic net income per share is computed by dividing net income by the weighted average shares of outstanding common stock. The calculation of diluted net income per share is similar to basic earnings per share except that the denominator includes dilutive potential common stock. The dilutive potential common stock included in the Company's computation of diluted net income per share includes the effects of the stock options and warrants described in Note 14, as determined using the treasury stock method. The weighted average number of shares for stock options included in the dilutive weighted average shares outstanding were 60,701, 125,031 and 95,707 in 1997, 1998 and 1999, respectively.

         STOCK SPLIT--On July 21, 1997, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend. The accompanying financial statements reflect the stock split as if it had occurred as of the earliest period being presented.

         ACCOUNTING FOR STOCK-BASED COMPENSATION--The Company has chosen to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, the Company has presented certain pro forma and other disclosures related to stock-based compensation plans.

         RECLASSIFICATIONS--Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

         NEW ACCOUNTING PRONOUNCEMENTS--In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), REPORTING COMPREHENSIVE INCOME. SFAS No. 130 requires that all components of comprehensive income be reported on one of the following: (1) the statement of income; (2) the statement of changes in stockholders' equity, or
(3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investments by stockholders (changes in paid-in capital) and distributions to

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

stockholders (dividends). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 for the fiscal year ended January 31, 1999. The components of comprehensive income which are excluded from net income are not significant, individually or in the aggregate, and therefore no separate statement of comprehensive income has been presented.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. SFAS No. 131 also requires entity-wide disclosure about products and services an entity provides, the foreign countries in which it holds assets and reports revenues and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 131 for the fiscal year ended January 31, 1999 (see Note 15).

         In March 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). SOP 98-1 provides guidance for capitalizing and expensing the costs of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Management has not determined the effect, if any, of adopting SOP 98-1.

         In April 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES ("SOP 98-5"). SOP 98-5 establishes accounting standards for the reporting of certain costs associated with the start-up of operations, lines of business, etc. SOP 98-5 requires that costs of start-up activities, including organizational costs, be expensed as incurred and that in the year of adoption, start-up costs recorded should be expensed. SOP 98-5 is effective for fiscal years beginning subsequent to December 15, 1998. Management has not determined the effect, if any, of adopting SOP 98-5.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING Activities ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal year beginning after June 15, 1999. Management has not determined the effect, if any, of adopting SFAS No. 133.

3.       ACQUISITIONS

         MUNSINGWEAR ACQUISITION--On September 6, 1996, the Company acquired certain assets of Munsingwear, Inc. ("Munsingwear"), a manufacturer of men's casual apparel, for approximately $18,400,000. The assets acquired consisted of brand names including GRAND SLAM(R), GRAND SLAM TOuR(R), PENGUIN SPort(R), and other intangible assets. The purchase price amounted to approximately $19,800,000, which included $1,400,000 of transaction costs, and was primarily allocated to working capital and intangible assets as follows: inventories $300,000; accounts receivable $300,000; and brand names $19,200,000. The acquisition was accounted for under the purchase method of accounting and was financed with borrowings from the revolving credit agreement (see Note 10).

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

3.       ACQUISITIONS--(CONTINUED)

         JOLEM ACQUISITION--On May 6, 1996, the Company acquired all the assets of Jolem Imports, Inc. ("Jolem"), a Miami based manufacturer of men's and boy's casual apparel. The purchase price amounted to approximately $3,700,000 and was primarily allocated to working capital and intangible assets as follows: inventories $1,800,000; accounts receivable $1,500,000; and brand names $400,000. The acquisition was accounted for under the purchase method of accounting.

4.       ACCOUNTS RECEIVABLE

         Accounts receivable consisted of the following as of January 31:

                                                                                      1998                   1999
                                                                                   -----------           -----------
        Trade accounts..................................................           $37,499,297           $43,219,125
        Royalties and other receivables.................................             2,217,338             1,479,149
                                                                                   -----------           -----------
        Total...........................................................            39,716,635            44,698,274
        Less:Allowance for doubtful accounts............................              (609,874)             (609,874)
               Allowance for sales returns and other chargebacks........            (3,604,154)           (5,118,555)
                                                                                   -----------           -----------
        Total...........................................................           $35,502,607           $38,969,845
                                                                                   ===========           ===========

         The activity for the allowance accounts are as follows:

                                                                 1997                 1998                1999
                                                              ----------           ----------          -----------
        Allowance for doubtful accounts:
             Beginning balance.........................         $242,792             $250,000          $  $609,874
             Provision.................................          135,854              799,129              167,659
             Write-offs, net of recoveries.............         (128,646)            (439,255)            (167,659)
                                                              ----------           ----------          -----------
             Ending balance............................         $250,000             $609,874          $  $609,874
                                                              ==========           ==========          ===========

        Allowance for sales returns and other chargebacks:
             Beginning balance.........................         $567,014           $1,670,565          $$3,604,154
             Provision.................................        9,057,342           13,047,822           11,984,955
             Actual returns and other chargebacks......       (7,953,791)         (11,114,233)         (10,470,554)
                                                              ----------           ----------          -----------
             Ending balance............................       $1,670,565           $3,604,154          $$5,118,555
                                                              ==========           ==========          ===========

         The Company carries accounts receivable at the amount it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable it deems to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from those estimated.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

5.       INVENTORIES

         Inventories consisted of the following as of January 31:

                                                                                   1998                  1999
                                                                                 -----------           -----------
        Finished goods....................................................       $31,972,723           $30,730,131
        Raw materials and in process......................................         1,204,841               255,085
        Merchandise in transit............................................         2,621,824             1,980,439
                                                                                 -----------           -----------
        Total                                                                    $35,799,388           $32,965,655
                                                                                 ===========           ===========

6.       PROPERTY AND EQUIPMENT

         Property and equipment consisted of the following as of January 31:

                                                                                   1998                  1999
                                                                                 ----------           ----------
        Land..............................................................      $        --           $1,125,000
        Furniture, fixture and equipment..................................        5,723,557            7,205,651
        Vehicles..........................................................          309,955              371,364
        Leasehold improvements............................................        1,617,288            2,299,794
                                                                                 ----------           ----------
                                                                                  7,650,800           11,001,719
        Less:  accumulated depreciation...................................       (2,751,144)          (3,150,127)
                                                                                 ----------           ----------
        Total.............................................................       $4,899,656           $7,851,592
                                                                                 ==========           ==========

         Depreciation expense relating to property and equipment amounted to approximately $800,000, $847,000, and $1,052,000 for the fiscal years ended January 31, 1997, 1998 and 1999, respectively.

7.       INTANGIBLE ASSETS

         Intangible assets consisted of the following as of January 31:

                                                                                   1998                   1999
                                                                                 -----------            -----------
        Trademarks & Licenses.............................................       $21,306,788            $21,544,562
        Goodwill..........................................................            17,864                 16,165
                                                                                 -----------            -----------
                                                                                  21,324,652             21,560,727
        Accumulated Amortization..........................................        (1,608,588)            (2,717,930)
                                                                                 -----------            -----------
        Balance, net......................................................       $19,716,064            $18,842,797
                                                                                 ===========            ===========

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

7.       INTANGIBLE ASSETS--(CONTINUED)

         Amortization expense relating to the intangible assets amounted to approximately $347,000, $901,000 and $1,109,000, for the fiscal years ended January 31, 1997, 1998 and 1999, respectively.

8.       ACCRUED EXPENSES

         Accrued expenses consisted of the following as of January 31:

                                                                                      1998                   1999
                                                                                   ----------              ----------
         Income taxes..................................................              $370,687              $2,107,457
         Salaries and commissions......................................               662,865               1,549,758
         Buying commissions............................................               597,280                 818,188
         Other.........................................................               432,080                 456,122
                                                                                   ----------              ----------
         Total.........................................................            $2,062,912              $4,931,525
                                                                                   ==========              ==========

9.       BORROWINGS UNDER LETTER OF CREDIT FACILITIES

         The Company has a $45 million facility which provides up to $35 million to issue sight letters of credit including a sub-limit of $2 million to issue time letters of credit up to 120 days. In addition, the facility has a $10 million sub-limit for refinancing of sight letters of credit for a period of up to 120 days. The facility is collateralized by the consignment of merchandise in transit under each letter of credit. Indebtedness under this facility bears interest at variable rates substantially equal to the lenders' prime rate minus 1.0% per annum (6.75% as of January 31, 1999). Amounts outstanding under the $10 million sub-limit are collateralized by a secondary interest in the Company's accounts receivable and inventories.

         The Company has two additional letters of credit facilities which provide for borrowings of up to $15 million to issue sight letters of credit. The facilities are collateralized by the consignment of the merchandise in transit under each letter of credit.

         Borrowings available under letter of credit facilities consisted of the following as of January 31:

                                                                                     1998                     1999
                                                                                    -----------             -----------
         Total Letter of credit facilities......................................    $60,000,000             $60,000,000
         Borrowings.............................................................     (3,000,000)                     --
         Outstanding letters of credit..........................................    (26,673,016)            (23,420,765)
                                                                                    -----------             -----------
         Available..............................................................    $30,326,984             $36,579,235
                                                                                    ===========             ===========

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

10.      LONG-TERM DEBT--SENIOR CREDIT FACILITy

         The Company amended its revolving credit facility (the "Senior Credit Facility") on August 1, 1998 with a group of banks giving it the right to borrow $60 million or a portion thereof for its general corporate purposes. The Senior Credit Facility expires in April 2001. Borrowings are limited under the terms of a borrowing base calculation which generally restricts the outstanding balance to 85% of eligible receivables plus 50% of eligible inventories, as defined. Interest on borrowings is variable, based upon the Company's option of selecting a LIBOR plus 1.25% or the bank's prime rate. The weighted average interest rate was 6.69% as of January 31, 1999. The Senior Credit Facility contains certain covenants, the most restrictive of which require the Company to maintain certain financial and net worth ratios. In addition, the Senior Credit Facility restricts the payment of dividends. The Senior Credit Facility is secured by the Company's assets. The outstanding balance under the Senior Credit Facility as of January 31, 1998 and 1999 amounted to $36,658,174 and $33,511,157, respectively.

         The Company amended the Senior Credit Facility in March, 1999. As amended, the Senior Credit Facility will provide a revolving credit facility up to an aggregate amount of $75 million and a term loan of $25 million ($10 million of which is required to be repaid concurrent with the issuance of senior subordinate notes as discussed in Note 17). The amended agreement expires in October 2002.

11.      INCOME TAXES

         The income tax provision consisted of the following for each of the years ended January 31:

                                                                 1997                  1998                  1999
                                                               ----------            ----------            ----------
        Current income taxes:
            Federal....................................        $2,910,509            $2,780,815            $3,057,838
            State......................................           526,754               307,371             1,002,692
            Foreign....................................                --                    --                90,090
                                                               ----------            ----------            ----------
        Total..........................................        $3,437,263            $3,088,186            $4,150,620
        Deferred income taxes:
            Federal and state..........................           159,655              (203,342)              340,246
                                                               ----------            ----------            ----------
        Total..........................................        $3,569,918            $2,884,844            $4,490,866
                                                               ==========            ==========            ==========

         The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate for each of the years ended January 31:

                                                                      1997               1998             1999
                                                                      ----               ----             ----
Statutory federal income tax rate..............................       35.0%              35.0%            35.0%
Increase (decrease) resulting from
    State income taxes, net of federal income tax benefit......        3.9                2.1              2.9
    Benefit of graduated rate..................................       (1.0)              (1.0)            (1.0)
    Reversal of certain income tax reserves....................         --               (5.0)              --
Other..........................................................        0.2               (2.4)            (2.5)
                                                                      ----               ----             ----
Total..........................................................       38.1%              28.7%            34.4%
                                                                      ====               ====             ====

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

11.      INCOME TAXES--(CONTINUED)

         The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows as of January 31:

                                                                                     1998                   1999
                                                                                   ---------              ---------
         Deferred income tax assets:
             Inventories........................................................    $642,944               $795,442
             Accounts receivable................................................     227,468                220,165
             Accrued expenses...................................................     183,750                     --
             Other..............................................................     100,743                 75,875
                                                                                   ---------              ---------
             Deferred income tax assets.........................................   1,154,905              1,091,482
                                                                                   ---------              ---------
         Deferred income tax liabilities:
             Fixed assets.......................................................     (61,742)              (318,580)
             Intangible.........................................................     (99,694)              (241,148)
             Other..............................................................    (121,469)                    --
                                                                                   ---------              ---------
             Deferred income tax liabilities....................................    (282,905)              (559,728)
                                                                                   ---------              ---------
             Net deferred income tax assets.....................................    $872,000               $531,754
                                                                                   =========              =========

         A valuation allowance for deferred income tax assets is not deemed necessary as the assets are expected to be recovered.

12.      RETIREMENT PLAN

         The Company adopted a 401(K) Profit Sharing Plan (the "Plan") in which eligible employees may participate. Employees are eligible to participate in the Plan upon the attainment of age 21, and completion of one year of service. Participants may elect to contribute up to 15% of their annual compensation, not to exceed amounts prescribed by statutory guidelines. The Company is required to contribute an amount equal to 50% of each participant's eligible contribution up to 4% of the participant's annual compensation. The Company may elect to contribute additional amounts at its discretion. The Company's contributions to the plan were approximately $34,000, $74,000, and $115,000 for the fiscal years ended January 31, 1997, 1998 and 1999 respectively.

13.      RELATED PARTY TRANSACTIONS

         The Company leases certain office and warehouse space owned by the Company's Chairman of the Board of Directors and Chief Executive Officer under non-cancelable operating lease arrangements. Rent expense, including taxes, for these leases amounted to approximately $600,000, $625,000 and $546,000 for the fiscal years ended January 31, 1997, 1998 and 1999, respectively.

         The Company entered into a license agreement (the "License Agreement") with Isaco International, Inc. ("Isaco"), pursuant to which Isaco was granted an exclusive license to use the Natural Issues brand name in the United States and Puerto Rico to market a line of men's underwear and loungewear. The License Agreement provides for a guaranteed minimum royalty payment to the Company of $137,500 and expires on May 31, 1999. The principal shareholder of Isaco is the father-in-law of the Company's President and Chief

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

13.      RELATED PARTY TRANSACTIONS--(CONTINUED)

Operating Officer. Royalty income earned from the License Agreement amounted to approximately $243,000, $296,000 and $298,000 for the fiscal years ended January 31, 1997, 1998 and 1999, respectively.

         In January 1998, the Company entered into two additional three-year license agreements with Isaco for use of the Natural Issue brand in the United States and its territories and possessions to market lines of hosiery and neckwear. The license agreement for neckwear provides for a guaranteed minimum annual royalty of $15,000 and the license agreement for hosiery provides for a guaranteed minimum annual royalty of $25,000 during the first year, increasing by $5,000 in each subsequent year.

14.      STOCK OPTIONS AND WARRANTS

         STOCK OPTIONS--The Company adopted a 1993 Stock Option Plan (the "1993 Plan") and a Directors Stock Option Plan (the "Directors Plan") (collectively, the "Stock Option Plans"), under which shares of common stock are reserved for issuance upon the exercise of the options. The number of shares issuable under the Directors Plan is 150,000. The 1993 Plan was amended during fiscal 1999 to increase the number of shares issuable from 450,000 shares to 900,000 shares. The Stock Option Plans are designed to serve as an incentive for attracting and retaining qualified and competent employees, directors, consultants, and independent contractors of the Company. The 1993 Plan provides for the granting of both incentive stock options and nonstatutory stock options. Incentive stock options may only be granted to employees. Only non-employee directors are eligible to receive options under the Directors Plan. All matters relating to the Directors Plan are administered by a committee of the Board of Directors consisting of two or more employee directors, including selection of participants, allotment of shares, determination of price and other conditions of purchase, except that the per share exercise price of options granted under the Directors Plan may not be less than the fair market value of the common stock on the date of grant.

         Options can be granted under the 1993 Plan on such terms and at such prices as determined by the Board of Directors, or a committee thereof, except that the per share exercise price of incentive stock options granted under the 1993 Plan may not be less than the fair market value of the common stock on the date of grant, and in the case of an incentive stock option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value. The aggregate fair market value of the shares covered by incentive stock options granted under the 1993 Plan that become exercisable by a grantee in any calendar year is subject to a $100,000 limit.

         On December 9, 1998, in order to provide an appropriate incentive to certain members of management whose stock option exercise prices were higher than the market price on that date, the Company allowed certain options to be repriced. This repricing was at the consent of the option holders, and all other terms of the options, including grant dates and exercise dates, remain intact and in accordance with the 1993 Plan.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

14.      STOCK OPTIONS AND WARRANTS--(CONTINUED)

         A summary of the status of the option plans as of and for the changes during each of the three years in the period ended January 31, 1999 is presented below:

                                                            OPTION PRICE PER SHARE                      OPERATIONS EXERCISABLE
                                                    ---------------------------------------         ------------------------------
                                     NUMBER                                                           NUMBER      WEIGHTED AVERAGE
                                   OF SHARES          LOW            HIGH          WEIGHTED         OF SHARES      EXERCISE PRICE
                                   ---------        ------           ------        --------         ---------     ----------------
Outstanding January 31, 1996..     218,250          $ 6.33           $10.75          $ 7.71          114,938           $ 8.06
Granted 1997..................      90,000          $ 6.67           $10.75          $ 8.87
Exercised 1997................      (7,500)         $ 6.50           $ 6.50          $ 6.50
Cancelled 1997................      (7,500)         $ 6.50           $ 6.50          $ 6.50
                                  --------
Outstanding January 31, 1997..     293,250          $ 6.33           $10.75          $ 8.01          192,938           $ 8.14
Granted 1998..................      24,000          $ 9.17           $10.17          $ 9.84
Exercised 1998................     (26,250)         $ 6.67           $10.75          $ 7.73
Cancelled 1998................          --
                                  --------
Outstanding January 31, 1998       291,000          $ 6.33           $10.75          $ 7.92          221,750           $ 7.90
Granted 1999..................     387,000          $ 9.75           $15.75          $13.18
Exercised 1999................    (103,125)         $ 6.33           $10.67          $ 7.36
Cancelled 1999................      (8,875)         $10.67           $15.25          $10.96
                                  --------
Outstanding January 31, 1999..     566,000          $ 6.67           $15.75          $11.95          410,375           $12.66
                                  ========

         The following table summarizes the information about options outstanding at January 31, 1999:

                          OPTIONS OUTSTANDING                                                  OPTIONS EXERCISABLE
       ----------------------------------------------------------------       -----------------------------------------------------
                                                       WEIGHTED AVERAGE
                                                       WEIGHTED AVERAGE
                                                          REMAINING              WEIGHTED
           RANGE OF                  NUMBER            CONTRACTUAL LIFE          AVERAGE              NUMBER       WEIGHTED AVERAGE
       EXERCISE PRICES             OUTSTANDING            (IN YEARS)          EXERCISE PRICE       EXERCISABLE      EXERCISE PRICE
       ---------------             -----------         ----------------       --------------       -----------     ----------------
        $6.50 - $9.75                152,750                  3.0                $ 8.20              135,625            $ 8.19
       $10.00 - $15.00               172,250                  4.7                $10.07               42,750            $10.12
       $15.25 - $15.75               238,000                  9.1                $15.73              232,000            $15.75

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

14.      STOCK OPTIONS AND WARRANTS--(CONTINUED)

         As described in Note 2, the Company accounts for stock-based compensation using the provisions of APB No. 25 and related interpretations. No compensation expense has been recognized in the years ended January 31, 1997, 1998 and 1999 as the exercise prices for stock options granted are equal to their fair market value at the time of grant. Had compensation cost for options granted been determined in accordance with the fair value provisions of SFAS 123, the Company's net income and net income per share would have been as follows for the years ended January 31:

                                                              1997                  1998                  1999
                                                           ----------           -------------           ----------
        Net income:
            As reported................................    $5,844,019           $   7,178,162           $8,581,679
                                                           ==========           =============           ==========
            Pro forma..................................    $5,710,383           $   7,026,242           $8,145,789
                                                           ==========           =============           ==========
        Net income per share:
            As reported
               Basic...................................    $     0.89           $        1.10           $     1.29
                                                           ==========           =============           ==========
               Diluted.................................    $     0.89           $        1.08           $     1.27
                                                           ==========           =============           ==========
        Pro forma:
            Basic......................................    $     0.87           $        1.07           $     1.22
                                                           ==========           =============           ==========
            Diluted....................................    $     0.87           $        1.05           $     1.20
                                                           ==========           =============           ==========

         The fair value for these options was estimated at the grant date using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1997, 1998 and 1999:

                                                                  1997               1998               1999
                                                             ---------------    ---------------    ----------------
        Risk free interest rate............................        6.5%               6.5%               6.5%
        Dividend yield.....................................        0.0%               0.0%               0.0%
        Volatility factors.................................       58.0%              45.9%              67.3%
        Weighted average life (years)......................        5.0                5.0                5.0

         Using the Black-Scholes Option Pricing Model, the estimated weighted-average fair value per option granted in 1997, 1998 and 1999 were $4.97, $5.99 and $9.22, respectively.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

14.      STOCK OPTIONS AND WARRANTS--(CONTINUED)

         The pro forma amounts may not be representative of the future effects on reported net income and net income per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.

         WARRANTS --In conjunction with the Company's initial public offering in May 1993, the Company granted 180,000 warrants entitling the holders of each warrant to purchase one share of common stock at an exercise price of $9.35 per share. The warrants became exercisable on May 21, 1995. All warrants were exercised during fiscal 1999.

15.      SEGMENT INFORMATION

         The Company is engaged principally in one line of business, that being a leading designer and marketer of a broad line of high quality men's sportswear, including sport and dress shirts, golf sportswear, sweaters, urban wear, casual and dress pants and shorts to all levels of retail distribution. We own or license the brands under which most of our products are sold. The percentage of our revenues from branded products amounted to 75% in fiscal 1998 and 81% in fiscal 1999. Sales to any one customer exceeding ten percent amounted to 15%, 12% and 12% for the year ended January 31, 1997; 12% and 13% for the year ended January 31, 1998; and 15%, 10% and 10% for the year ended January 31, 1999. The Company does not believe that these concentrations of sales and credit risk represent a material risk of loss with respect to its financial position as of January 31, 1999.

16.      COMMITMENTS AND CONTINGENCIES

         The Company has licensing agreements, as licensee, for the use of certain branded and designer labels. The license agreements expire on varying dates through December 31, 2000. Total royalty payments under these license agreements amounted to approximately $405,000, $330,000 and $573,000 for the years ended January 31, 1997, 1998 and 1999, respectively, and were classified as selling, general and administrative expenses.

         The Company is party to an employment agreement with Oscar Feldenkreis, the Company's President and Chief Operating Officer, which expires in May 2000, and is subject to annual renewal. The employment agreement currently provides for an annual salary of $350,000, subject to annual cost-of-living increases, and an annual bonus as may be determined by the Compensation Committee in its discretion, up to a maximum of $500,000. The employment agreement requires Mr. Feldenkreis to devote his full-time to the affairs of the Company. Upon termination of the employment agreement by reason of the employee's death or disability, Mr. Feldenkreis or his estate will receive a lump sum payment equal to one year's salary plus a bonus as may be determined by the Compensation Committee in its discretion. The employment agreement also prohibits Mr. Feldenkreis from directly or indirectly competing with the Company for one year after termination of his employment for any reason except the Company's termination of Mr. Feldenkreis without cause.

         The Company is also party to an employment agreement with George Feldenkreis, the Company's Chairman of the Board and Chief Executive Officer, expiring in May 2000, and is subject to annual renewal. The

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

16.      COMMITMENTS AND CONTINGENCIES--(CONTINUED)

employment agreement currently provides for an annual salary of $375,000, subject to annual cost-of-living increases, and an annual bonus as may be determined by the Compensation Committee in its discretion, up to a maximum of $250,000. Pursuant to his employment agreement, Mr. Feldenkreis devotes a majority of his working time to the affairs of the Company. George Feldenkreis' employment agreement contains termination and non-competition provisions similar to those set forth in Oscar Feldenkreis' agreement.

         The Company consolidated its administrative offices and warehouses and distribution facilities into a 238,000 square foot facility in Miami. The lease has a term of five years, minimum annual rental of approximately $1,000,000 and requires a minimum contingent rental payment at the termination of the lease of $12,325,000. The minimum contingent rental payment is not required if, at the Company's option, the lease is renewed after the five year term.

         Minimum aggregate annual commitments for all of the Company's noncancelable operating lease commitments, including the related party leases described in Note 13 and the minimum contingent rental payment described above, are as follows.

         YEAR ENDING JANUARY 31,
         -----------------------
         2000....................................             $1,461,800
         2001....................................              1,335,600
         2002....................................              1,206,200
         2003....................................             13,154,500
         2004....................................                372,100
                                                             -----------
             Total...............................            $17,530,200
                                                             ===========

         Rent expense for these leases, including the related party rent payments discussed in Note 13, amounted to $1,078,000, $1,460,000, and $1,946,000 for the fiscal years ended January 31, 1997, 1998 and 1999, respectively.

         The Company guarantees up to $600,000 of letters of credit of an unaffiliated entity.

         The Company is subject to claims and suits against it, as well as the initiator of claims and suits against others, in the ordinary course of its business, including claims arising from the use of its trademarks. The Company does not believe that the resolution of any pending claims will have a material adverse affect on its financial position, results of operations or cash flows.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

17.      SUBSEQUENT EVENTS

         PERRY ELLIS INTERNATIONAL, INC. In April 1999, the Company acquired Perry Ellis International, Inc. for approximately $74.6 million in cash, net of purchase price adjustments. Perry Ellis International, Inc. is a privately-held company which owns and licenses the Perry Ellis brand, currently one of the top selling brands in specialty chains and department stores in the United States. Perry Ellis International, Inc. is currently the licensor under approximately 34 license agreements, primarily for various categories of men's wear, boys' wear and fragrances. During the year ended December 31, 1998, Perry Ellis International, Inc. had revenues of $16.2 million.

         SENIOR SUBORDINATED NOTES. Concurrently with the Company's acquisition of Perry Ellis International, Inc., the Company issued $100,000,000 in 12 1/4% senior subordinated notes due 2006. The senior subordinated notes are jointly and severally guaranteed by the Company and it's wholly-owned subsidiaries. Separate financial statements for the Company's wholly-owned subsidiaries are not included due to insignificant operations.

         JOHN HENRY/MANHATTAN. In March 1999, the Company acquired certain assets of the John Henry and Manhattan dress shirt business from Salant Corporation, which is currently in a Chapter 11 bankruptcy proceeding. On February 24, 1999, the bankruptcy court approved the purchase for approximately $44.2 million in cash. The assets consist of the John Henry, Manhattan and Lady Manhattan trademarks and trade names, license agreements, the existing dress shirt inventory with a value of approximately $17.2 million and certain manufacturing equipment. The Company assumed a lease for the dress shirt manufacturing facility located in Mexico. In May 1999, the Company assigned the lease for the facility and sold certain manufacturing equipment to a non-affiliated party. The Company has entered into an agreement with Phillips-Van Heusen Corporation to license the John Henry and Manhattan brands. Phillips-Van Heusen also bought the existing dress shirt inventory from the Company at the Company's cost.

         Upon consummation of the John Henry/Manhattan acquisition, the Company paid Icahn Associates Corp. ("IAC") a financial advisory fee of $1.0 million. In addition, IAC was also granted the right to acquire 1,320,000 shares of the Company's common stock at $12 per share, which was not exercised and expired on April 13, 1999.

         On June 11, 1999, the Company shareholders approved a change in the name of the Company to Perry Ellis International, Inc.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JANUARY 31, 1999

18.      SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            1Q              2Q               3Q              4Q             TOTAL
                                         ---------       ---------        ---------       ---------        ---------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED JANUARY 31, 1999
Net Sales............................... $  60,085       $  49,709        $  65,012       $  46,541        $ 221,347
Royalty income..........................     1,022             981              492             562            3,057
                                         ---------       ---------        ---------       ---------        ---------
Total revenues..........................    61,107          50,690           65,504          47,103          224,404
Gross profit............................    15,648          13,166           16,085          13,307           58,206
Net Income..............................     2,637           1,053            2,812           2,080            8,582
Net income per share:
   Basic................................ $    0.40       $    0.16        $    0.42       $    0.31        $    1.29
   Diluted.............................. $    0.39       $    0.15        $    0.42       $    0.31        $    1.27
FISCAL YEAR ENDED JANUARY 31, 1998
Net Sales............................... $  48,841       $  42,037        $  54,550       $  45,261        $ 190,689
Royalty income..........................     1,123           1,051              887             971            4,032
                                         ---------       ---------        ---------       ---------        ---------
Total revenues..........................    49,964          43,088           55,437          46,232          194,721
Gross profit............................    12,963          10,538           12,477          12,752           48,730
Net Income..............................     2,149             826            2,411           1,792            7,178
Net income per share:
   Basic................................ $    0.33       $    0.13        $    0.37       $    0.27        $    1.10
   Diluted.............................. $    0.33       $    0.12        $    0.36       $    0.27        $    1.08
FISCAL YEAR ENDED JANUARY 31, 1997
Net Sales............................... $  37,807       $  31,159        $  46,746       $  41,661        $ 157,373
Royalty income..........................        28              70              405           1,151            1,654
                                         ---------       ---------        ---------       ---------        ---------
Total revenues..........................    37,835          31,229           47,151          42,812          159,027
Gross profit............................     8,672           6,824           11,116          10,369           36,981
Net income..............................     1,615             689            1,974           1,566            5,844
Net income per share:
   Basic(1)............................. $    0.25       $    0.11        $    0.30       $    0.24        $    0.89
   Diluted.............................. $    0.25       $    0.10        $    0.30       $    0.24        $    0.89

---------------------
(1) Total does not equal sum of quarters due to effect of the weighted averaging of shares outstanding.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                             JULY 31, 1999         JANUARY 31, 1999
                                                             -------------         ----------------
                                                              (UNAUDITED)
ASSETS
Current Assets:
     Cash..........................................              $431,961               $173,493
     Accounts receivable, net......................            38,878,937             38,969,845
     Inventories...................................            31,140,539             32,965,655
     Deferred income taxes.........................             1,091,482              1,091,482
     Deposits for acquisitions.....................                    --              6,000,000
     Prepaid income taxes..........................               944,134                     --
     Other current assets..........................             1,511,769              2,040,200
                                                             ------------           ------------
         Total current assets......................            73,998,822             81,240,675

Property and equipment, net........................             75,62,001              7,851,592

Intangible assets, net.............................           123,556,520             18,842,797

Other..............................................             5,562,174              1,022,467
                                                             ------------           ------------
         TOTAL.....................................          $210,679,517           $108,957,531
                                                             ============           ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Accounts payable...............................            $4,094,265             $4,595,688
    Accrued expenses...............................             3,745,646              4,754,077
    Accrued interest payable.......................             4,254,675                177,448
    Other current liabilities......................             2,356,142                413,505
                                                             ------------           ------------
         Total current liabilities.................            14,450,728              9,940,718

    Bonds payable, net.............................            98,906,667                     --
    Deferred income taxes..........................               559,727                559,728
    Long term debt-senior credit agreement.........            13,462,727             33,511,157
    Long term debt-term loan.......................            13,750,000                     --
                                                             ------------           ------------
         Total liabilities.........................           141,129,849             44,011,603
                                                             ------------           ------------
Stockholders' Equity:

Preferred stock--$.01 par value; 1,000,000 shares
    authorized; no shares issued or outstanding....
Common stock--$.01 par value; 30,000,000 shares
    authorized; 6,555,681 and 6,712,374 shares issued
    and outstanding as of January 31, 1998 and 1999,
    respectively...................................
                                                                   67,243                 67,123
Additional paid-in-capital.........................            28,911,195             28,806,455
Retained earnings..................................            40,571,230             36,072,350
                                                             ------------           ------------
         Total stockholders' equity................            69,549,668             64,945,928
                                                             ------------           ------------
         TOTAL.....................................          $210,679,517           $108,957,531
                                                             ============           ============

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                    JULY 31,
                                                       --------------------------------
                                                           1999                1998
                                                       ------------        ------------
Revenues:
     Net sales....................................     $104,751,870        $109,794,686
     Royalty income...............................        9,060,056           2,003,544
                                                       ------------        ------------
         Total Revenues...........................      113,811,926         111,798,230
Cost of Sales.....................................       77,481,828          82,982,874
                                                       ------------        ------------
Gross Profit                                             36,330,098          28,815,356
Selling, General and Administrative Expenses......       20,969,826          20,129,949
Depreciation......................................          591,337             435,544
Amortization......................................        1,790,881             586,696
                                                       ------------        ------------
         Total Operating Expenses.................       23,352,044          21,163,189
                                                       ------------        ------------
Operating Income..................................       12,978,054           7,652,167
Interest Expense..................................        5,905,911           1,863,987
                                                       ------------        ------------
Income before income taxes........................        7,072,143           5,788,180
Income taxes......................................        2,573,263           2,095,044
                                                       ============        ============
Net income........................................       $4,498,880          $3,693,136
                                                       ============        ============
Net income per share:
     Basic........................................            $0.67               $0.56
                                                       ============        ============
     Diluted......................................            $0.66               $0.55
                                                       ============        ============
Weighted average number of Common Shares outstanding:
     Basic........................................        6,723,786           6,643,318
                                                       ============        ============
     Diluted......................................        6,836,268           6,760,950
                                                       ============        ============

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JULY 31,
                                                         ------------------------------
                                                             1999               1998
                                                         ------------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..........................................       $4,498,880        $3,693,136
Adjustments to reconcile net income to net cash (used
     in) provided by operating activities:
     Depreciation and amortization..................        2,382,218         1,033,241
     Amortization of bond discount..................           54,667                --
     Changes in operating assets and liabilities:
        (net of effects of acquisition)
      Accounts receivable, net......................        1,068,462         (3,92,462)
      Inventories...................................        1,825,116        (5,281,565)
      Other current assets..........................        1,253,363        (1,620,998)
      Other assets..................................       (4,682,009)          968,655
      Accounts payable and accrued expenses.........       (1,509,854)        1,974,225
      Accrued interest payable......................        4,077,227            60,023
      Other current liabilities.....................          526,108          (309,127)
                                                         ------------        ----------
        Net cash provided by (used in)
            operating activities....................        9,494,178           125,128
                                                         ------------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..................         (251,500)       (3,612,354)
Payment on purchase of other intangible assets......         (223,160)          (85,119)
Payment for acquired businesses.....................     (101,419,490)               --
                                                         ------------        ----------
       Net cash used in investing activities........     (101,894,150)       (3,697,473)
                                                         ------------        ----------
CASH FLOW FROM FINANCING ACTIVITIES:
Net increase (decrease) in borrowings under letter of
    credit facilities...............................       13,750,000        (3,000,000)
Net (payments) proceeds from long term debt               (20,048,430)        5,668,869
Net proceeds from bonds payable.....................       98,852,000                --
Proceeds from exercise of stock options.............          104,870           425,653
                                                         ------------        ----------
       Net cash provided by (used in)
         financing activities.......................       92,658,440         3,094,522
                                                         ------------        ----------

NET INCREASE (DECREASE) IN CASH.....................          258,468          (477,823)
CASH AT BEGINNING OF YEAR...........................          173,493         1,010,256
                                                         ------------        ----------
CASH AT END OF YEAR.................................         $431,961          $532,433
                                                         ============        ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION Cash paid during the year for:
    Interest........................................       $1,525,944        $1,863,811
                                                         ============        ==========
    Income taxes....................................       $4,871,580        $1,307,023
                                                         ============        ==========

                 See Notes to consolidated financial statements.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

1.       GENERAL

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and changes in cash flows in conformity with generally accepted accounting principles. The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the Registrant's Annual Report on Form 10-K for the year ended January 31, 1999. In the opinion of management, the unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the interim periods presented and all adjustments are of a normal and recurring nature. The results of operations for the three and six months ended July 31, 1999 are not necessarily indicative of the results which may be expected for the entire fiscal year. In June 1999 Supreme International Corporation changed its name to Perry Ellis International, Inc. (the "Company").

         Certain amounts in the prior period have been reclassified to conform to the current periods' presentation.

2.       INVENTORIES

         Inventories consist principally of finished goods and are stated at lower of cost or market on a first-in first-out basis.

3.       LETTERS OF CREDIT FACILITIES

                                                        JULY 31, 1999          JANUARY 31, 1999
                                                        -------------          ----------------
                                                         (UNAUDITED)
         Total letter of credit facilities.............  $60,000,000             $60,000,000
         Borrowings Outstanding letters of credit......  (23,702,967)            (23,831,172)
                                                         -----------             -----------
         Total Available...............................  $36,297,033             $36,168,828
                                                         ===========             ===========

4.       SENIOR CREDIT AGREEMENT

         The Company amended its revolving senior credit agreement effective August 12, 1999 upon substantially similar terms. The agreement now provides for borrowings at the Company's option of Libor plus 2.25%, or the bank's prime rate plus 0.25%. The interest rate spread may vary based upon the ratio of Consolidated Funded Indebtedness, as defined in the Agreement, to earnings before interest, taxes, depreciation and amortization (EBITDA).

5.       BONDS PAYABLE (SENIOR SUBORDINATED NOTES)

         The Company issued $100 million in bonds on April 6, 1999 as Senior Subordinated Notes bearing interest at 12 1/4%. The actual proceeds to the Company were $98,852,000 after the deduction of discounts. The Company will pay interest on the notes on April 1 and October 1 of each year, commencing on October 1, 1999. The notes will mature on April 1, 2006. The notes may be redeemed in whole, or in part, at any time on or after April 1, 2003. In addition, on or before April 1, 2002, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net process of a public equity offering if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption.

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)
6. STOCKHOLDERS' EQUITY

         The following is a schedule of the activity in common stock and additional paid-in capital:

                                                                            COMMON STOCK
                                                                    -----------------------------               ADDITIONAL
                                                                     SHARES                AMOUNT             PAID-IN CAPITAL
                                                                    ---------             -------             ---------------
         Balance, January 31, 1999..............................    6,712,374             $67,123               $28,806,455
         Exercise of stock options..............................       12,000                 120                   104,740
                                                                    ---------             -------               -----------
         Balance, July 31, 1999.................................    6,724,374             $67,243               $28,911,195
                                                                    =========             =======               ===========

7.       ACQUISITIONS

         On March 29, 1999 the Company acquired the John Henry, Manhattan and Lady Manhattan trademarks and certain manufacturing equipment for $27 million. The Company acquired all the outstanding capital stock of Perry Ellis International, Inc. for approximately $75 million in cash. Perry Ellis International, Inc. was a privately held company which owned and licensed the Perry Ellis brand name, currently one of the top selling brands in specialty chains and department stores in the Untied States.

         The acquisition were accounted for using the purchase method of accounting, and accordingly, the financial statements include the results of operations of the acquisitions commencing on April 1, 1999 for John Henry/Manhattan acquisition; and April 6, 1999 for the Perry Ellis acquisition. Costs in excess of the carrying value of the net tangible assets acquired were allocated to the trademarks acquired, are being amortized over a 40 year life, and were determined as follows:

         Purchase Price.................................................$102,000,000
         Plus purchase price adjustments................................   1,684,624
         Plus expenses incurred in connection with the acquisition......   5,885,243
                                                                        ------------
         Adjusted purchase price........................................ 109,569,867
                                                                        ============
         Tangible asset acquired:
           Cash.........................................................   2,150,377
           Accounts receivable..........................................     977,553
           Other current assets.........................................   1,669,067
           PP&E.........................................................      19,599
                                                                        ------------
                                                                         104,753,271
         Liabilities assumed:
           Accounts payables and accrued expenses:......................   1,416,529
                                                                        ------------
         Trademarks.....................................................$106,169,800
                                                                        ============

8.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following information presents the non-cash impact on the balance sheets of assets acquired and liabilities assumed in connection with the Perry Ellis, John Henry and Manhattan acquisitions. The non-cash effect of these investing activities during the three months ended July 31, 1999 are as follows:

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)

                                                                  SIX MONTHS
                                                                     ENDED
                                                                 JULY 31, 1999
                                                                 -------------
              Adjusted Purchase Price.........................     $109,569,867
              Less cash acquired..............................       (2,150,377)
              Less deposits in prior period...................       (6,000,000)
                                                                   ------------
         Net cash paid for acquisitions.......................     $101,419,490
                                                                   ============

9.       PRO FORMA FINANCIAL INFORMATION

         The pro forma financial information presented below, based under the assumption that operations were in effect for each of the periods ending July 31, 1998 and 1999, gives effect to (i) the John Henry/Manhattan acquisition,
(ii) the Perry Ellis International, Inc. acquisition, and (iii) the offering of the Senior Subordinated Notes. The information presented below is for illustrative information purposes only and is not indicative of results which would have been achieved or results which may be achieved in the future.

                                                     PR FORMA                  PRO FORMA          PRO FORMA           PRO FORMA
                                                    (UNAUDITED)               (UNAUDITED)        (UNAUDITED)         (UNAUDITED)
                                                   -------------             -------------     ----------------    ----------------
                                                   THREE MONTHS              THREE MONTHS
                                                       ENDED                     ENDED         SIX MONTHS ENDED    SIX MONTHS ENDED
                                                   JULY 31, 1999             JULY 31, 1998      JULY 31, 1999       JULY 31, 1998
                                                   -------------             -------------     ----------------    ----------------
         Total revenues......................       $52,017,000                $55,221,710       $117,736,367        $121,790,391
                                                    ===========                ===========       ============        ============
         Net income..........................        $1,607,000                   $338,674         $3,913,661          $1,331,471
                                                    ===========                ===========       ============        ============
         Net income per share (diluted)......             $0.23                      $0.05              $0.57               $0.20
                                                    ===========                ===========       ============        ============

10.      BUSINESS SEGMENTS

                  The Company's principal segments are grouped between the generation of revenues form products and royalties. The Licensing segment derives its revenues form royalties associated from the use of its brand names, principally Perry Ellis, John Henry, Manhattan and Munsingwear. The Product segment derives its revenues form the design, import and distribution of apparel to department stores and other retail outlets, principally throughout the Untied States. This is the first year that management has segregated the operations for the two segments. Shared selling, general and administrative expenses are allocated amongst the segments.

                                                      THREE MONTHS                SIX MONTHS
                                                         ENDED                      ENDED
                                                     JULY 31, 1999              JULY 31, 1999
                                                     -------------              -------------
Revenues:
     Product...............................            $45,273,099               $104,751,869
     Licensing.............................              6,743,539                  9,060,057
                                                       -----------               ------------
Total Revenues.............................            $52,016,638               $113,811,926
                                                       ===========               ============
Operating Income:
     Product...............................             $2,852,105                 $8,157,670
     Licensing.............................              3,661,635                  4,820,384
                                                       -----------               ------------

               SUPREME INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)

                                                      THREE MONTHS                SIX MONTHS
                                                         ENDED                      ENDED
                                                     JULY 31, 1999              JULY 31, 1999
                                                     -------------              -------------
Total Operating Income.....................             $6,513,740                102,978,054
                                                       ===========               ============
Depreciation and Amortization:
     Product...............................               $571,395                 $1,084,185
     Licensing.............................                832,223                  1,298,033
                                                       -----------               ------------
Total Depreciation and Amortization........             $1,403,618                 $2,382,218
                                                       ===========               ============
Identifiable Assets:
     Product...............................                                       $94,364,485
     Licensing.............................                                       113,847,455
     Corporate.............................                                         2,467,577
                                                                                 ------------
Total Identifiable Assets..................                                      $210,679,517
                                                                                 ============

                          INDEPENDENT AUDITORS' REPORT

Perry Ellis International, Inc.:

         We have audited the accompanying balance sheet of Perry Ellis International, Inc. as of December 31, 1997 and December 31, 1998, and the related statement of operations, undistributed income and cash flows for the three years ended December 31, 1996, December 31, 1997 and December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based upon our audit.

         We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

         An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Ellis International, Inc. as of December 31, 1997 and December 31, 1998, and the results of its operations and cash flows for the three years ended December 31, 1996, December 31, 1997, and December 31, 1998, in conformity with generally accepted accounting principles.

                                         /s/ Saul L. Klaw & Co., P.C.
                                         Certified Public Accountants

Dated:  March 12, 1999
(May 11, 1999 as to Note 10)

                         PERRY ELLIS INTERNATIONAL, INC.

                                  BALANCE SHEET

                                                                               DECEMBER 31,                   MARCH 31,
                                                                        ----------------------------         ----------
                                                                          1997               1998                1999
                                                                        ----------        ----------         ----------
ASSETS

Current Assets
    Cash Balances......................................................  $ 527,161        $1,776,722         $2,477,511
    Due from Licenses..................................................    389,281           944,885          1,393,734
    Prepaid Expenses...................................................    758,171           543,383             60,346
    Prepaid Franchise Taxes............................................         -0-           75,232            138,232
    Unexpired Insurance................................................     41,317            43,200             29,305
    Employee Loan Receivable...........................................         -0-            6,183              5,833
                                                                        ----------        ----------         ----------
Total Current Assets...................................................  1,715,930         3,389,605          4,116,723
Fixed Assets...........................................................  1,995,817         2,016,958          2,016,958
Less:  Accumulated Depreciation........................................   (647,380)         (875,444)          (933,255)
Security Deposits......................................................     47,688            32,334             32,334
                                                                        ----------        ----------         ----------
Total Assets........................................................... $3,112,055        $4,563,453         $5,232,760
                                                                        ==========        ==========         ==========

LIABILITIES
Current Liabilities
    Accounts Payable, Expenses.........................................   $542,170          $163,443           $978,102
    Accrued Payroll....................................................    500,425           452,884                 --
    Employment Termination Payable, Current............................     90,000           108,296                 --
    Franchise Taxes Payable............................................    610,058                -0-                --
                                                                        ----------        ----------         ----------
Total Current Liabilities..............................................  1,742,653           724,623           $978,102
                                                                        ----------        ----------         ----------
CAPITAL
Capital Stock - no par value; 200 shares
  authorized; 50 shares issued........................................       1,000             1,000              1,000
outstanding............................................................
Undistributed Income...................................................  1,368,402         3,837,830          4,253,658
                                                                        ----------        ----------         ----------
Total Capital..........................................................  1,369,402         3,838,830          4,254,658
                                                                        ----------        ----------         ----------
Total Liabilities and Capital..........................................  3,112,055        $4,563,453         $5,232,760
                                                                        ==========        ==========         ==========

                       (See Notes to Financial Statements)

                         PERRY ELLIS INTERNATIONAL, INC.

                             STATEMENT OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,                      QUARTER ENDED MARCH 31,
                                                 --------------------------------------------------      --------------------------
                                                     1996               1997              1998            1998             1999
                                                 -----------         -----------        -----------      ----------      ----------
        Royalty Revenues.......................  $12,191,490         $15,739,291        $16,210,696      $6,738,286      $5,760,066
        Less Agent's Commission................    1,273,879              78,750             33,750              --              --
                                                 -----------         -----------        -----------      ----------      ----------
        Net Royalty Revenues...................   10,917,611          15,660,541         16,176,946       6,738,286       5,760,066
        Operating Expenses.....................    5,544,425           7,334,551          8,625,713       1,877,284       2,451,507
        Non-recurring Items....................    3,273,529                  -0-                -0-             --              --
                                                 -----------         -----------        -----------      ----------      ----------
        Operating Income.......................    2,099,657           8,325,990          7,551,233       4,861,002       3,308,559
        Interest Income........................      143,765             135,537             32,061           8,680           7,269
                                                 -----------         -----------        -----------      ----------      ----------
        Income Before Taxes....................    2,243,422           8,461,257          7,583,294       4,869,682       3,315,828
        State and Local Taxes..................      218,631             852,072            760,346              --              --
                                                 -----------         -----------        -----------      ----------      ----------
        Net Income for the Year................   $2,024,791         $ 7,609,455        $ 6,822,948      $4,869,682      $3,315,828
                                                 ===========         ===========        ===========      ==========      ==========

                       (See Notes to Financial Statements)

                         PERRY ELLIS INTERNATIONAL, INC.

                              UNDISTRIBUTED INCOME

                                                                      YEAR ENDED DECEMBER 31,                    QUARTER ENDED
                                                        -------------------------------------------------          MARCH 31,
                                                            1996              1997               1998                1999
                                                        ----------          ----------         ----------        -------------
Balance at Beginning...........................         $2,826,046          $3,437,637         $1,368,402          $3,837,830
Net Income for the Year........................          2,024,791           7,609,455          6,822,948           3,315,828
                                                        ----------          ----------         ----------          ----------
Total..........................................          4,850,837          11,047,092          8,191,350           7,153,658
                                                        ----------          ----------         ----------          ----------
Less Distributions to Stockholder during year:
         Dividend Paid.........................          1,390,000           9,625,000          4,325,000           2,900,000
         Foreign Tax Credits...................             23,200              53,690             28,520                  --
                                                        ----------          ----------         ----------          ----------
Total..........................................          1,413,200           9,678,690          4,353,520           2,900,000
                                                        ----------          ----------         ----------          ----------
Balance at End.................................         $3,437,637          $1,368,402         $3,837,830          $4,253,658
                                                        ==========          ==========         ==========          ==========

                       (See Notes to Financial Statements)

                         PERRY ELLIS INTERNATIONAL, INC.

                             STATEMENT OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,                QUARTER ENDED MARCH 31,
                                                       ----------------------------------------         --------------------------
                                                          1996          1997           1998               1998             1999
                                                       ----------     ----------     ----------         ----------      ----------
                                                                                                                  (UNAUDITED)
    Cash Flow from Operating Activities:
        Net Income..................................   $2,024,791     $7,609,455     $6,822,948         $4,869,682      $3,315,828
        Depreciation................................      212,000        225,783        228,064             57,810          57,810
        Loss on Investment in Limited Partnership...      154,187             -0-            -0-                --              --
        Changes in Operating Assets and Liabilities:
           Due from Licenses........................      167,120       (362,559)      (555,604)        (1,627,796)       (448,849)
           Prepaid Expenses.........................     (265,840)      (396,439)       212,905            527,745         483,037
           Other Current Assets.....................           -0-            -0-        (6,183)        (2,355,363)        (60,517)
           Accounts Payable.........................      486,503       (140,906)      (378,727)           (42,239)        254,937
           Accrued Payroll..........................      (24,814)       325,192        (47,541)           (54,000)             --
           Corporate Taxes Payable..................     (350,947)       610,058       (685,290)          (610,058)             --
           Employment Termination...................      (75,000)      (126,000)        18,296                 --              --
           Commissions Payable......................      200,000       (200,000)            -0-                --              --
           Non-Current Assets.......................         (851)          (846)        15,354                 --              --
           Non-Current Liabilities..................     (216,000)       (90,000)            -0-                --          (1,457)
                                                       ----------     ----------     ----------         ----------      ----------
    Net Cash Provided by Operating Activities.......    2,311,149      7,453,738      5,624,222            765,701       3,600,789
                                                       ----------     ----------     ----------         ----------      ----------
    Cash Flow from Investing Activities:
        (Credit) for Disposal of Service Agreement..   (1,000,001)     1,000,001             -0-                --              --
        (Additions) to Fixed Assets.................      (47,461)       (87,160)       (21,141)            (8,736)             --
                                                       ----------     ----------     ----------         ----------      ----------
    Net Cash (Used) Provided by Investing Activities   (1,047,462)       912,841        (21,141)            (8,736)             --
                                                       ----------     ----------     ----------         ----------      ----------
    Cash Flow from Financing Activities:
        Distribution to Stockholders................   (1,413,200)    (9,678,690)    (4,353,520)          (800,000)     (2,900,000)
                                                       ----------     ----------     ----------         ----------      ----------
    Net (Decrease) Increase in Cash Flows...........     (149,513)    (1,312,111)     1,249,561             42,955         700,789
    Cash at Beginning of Year.......................    1,988,785      1,839,272        527,161            527,161       1,776,722
                                                       ----------     ----------     ----------         ----------      ----------
    Cash at End of Year.............................   $1,839,272     $  527,161     $1,776,722            484,206       2,477,511
                                                       ==========     ==========     ==========         ==========      ==========
    Supplemental Disclosure of Cash Flow
    Information:
    Taxes Paid......................................   $  627,773     $  192,652     $1,446,000                 --              --
                                                       ==========     ==========     ==========         ==========      ==========

                       (See Notes to Financial Statements)

                         PERRY ELLIS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

1.       DESCRIPTION OF BUSINESS

         The Company was incorporated on September 12, 1978 and operates as a licensor. Its income consists primarily of royalties received from licensees under licensing agreements. Revenues to a major customer accounted for approximately 36% in 1997 and 1998.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED FINANCIAL STATEMENTS

         The financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited. In the opinion of management, the unaudited financial statements contain all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the balance sheet and statements of operations, undistributed income and cash flows for such interim periods presented. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results which may be expected for the entire fiscal year. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period, Actual results could differ form those estimates.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash, receivables and payables, for which carrying amounts approximate fair value due to the short-term nature of the instruments.

FIXED ASSETS

         Fixed Assets consist of fixtures, equipment and improvements and are stated at cost.

         Depreciation is computed using the straight-line basis over the estimated useful life of the assets. The useful lives range from five to ten years.

         Maintenance and Repairs are expensed as incurred. Expenditures for major renewals are capitalized. Upon the sale, replacement or retirement of assets, the cost and accumulated depreciation or amortization thereon are removed from the accounts.

                         PERRY ELLIS INTERNATIONAL, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

INCOME TAXES

         The Company has qualified as a small business ("S") corporation under the Internal Revenue Code. The federal income tax effect of income and losses is passed through to the stockholders. Consequently, there is no provision for federal income taxes in the financial statements. However, the Company is subject to state and local income taxes in certain taxing districts in which it does business.

3.       CASH BALANCES

                                                    1997                  1998
                                                  --------             ----------
Cash balances consist of the following:

Cash in Checking and Savings Accounts...........  $519,972             $1,559,711
Cash in Pierpont Money Market Accounts..........     7,189                217,011
                                                  --------             ----------
Total...........................................  $527,161             $1,776,722
                                                  ========             ==========

4.       DUE FROM LICENSEES

         The balance due from licensees in the amount of $944,885 represents charges of advertising and other expenses advanced for the account of the individual licensees of the Company.

5.       PREPAID EXPENSES

         The prepaid expense balance consists of the following:

                                                                   1997                    1998
                                                                 ----------             ----------
The prepaid expense balance consist of the following:

Deposit for Advertising Campaign............................      $ 197,785              $  75,718
Deposit Paid for Photoshoots................................        424,441                444,365
Deposit for Outdoor Systems Billboard.......................             -0-                20,486
Deposit for Trade Shows.....................................        116,592                     -0-
Other Expenses..............................................         19,353                  2,814
                                                                 ----------             ----------
Total.......................................................      $ 758,171               $543,383
                                                                 ==========             ==========

6.       PROPERTY AND EQUIPMENT

                                                                   1997                    1998
                                                                 ----------             ----------
Property and equipment balances consist of the following:

Furniture, fixtures and equipment...........................       $420,329               $437,763
Leasehold improvements......................................      1,575,488              1,579,195
                                                                 ----------             ----------
                                                                  1,995,817              2,016,958
Less:  accumulated depreciation and amortization............       (647,380)              (875,444)
                                                                 ----------             ----------
Total.......................................................     $1,348,437             $1,141,514
                                                                 ==========             ==========

                         PERRY ELLIS INTERNATIONAL, INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

7.       ACCRUED PAYROLL

         Accrued Payroll consists of incentive bonuses earned by executives during the calendar year and payable in the following year.

8.       PENSION PLAN

         The Company has a Money Purchase and Profit Sharing Plan in effect. All employees are eligible to participate in both plans upon the completion of one year of service and reaching the age of 21. The Company is required to contribute 10% of the compensation of all participants to the Money Purchase Pension Plan on an annual basis. There is no contribution requirement for the Profit Sharing Plan. Employees are not required to contribute to either plan.

         The contributions for the calendar year 1997 aggregated $127,066 and for 1998, $66,265.

9.       RENTS

         The Company leases its executive and design offices. As at December 31, 1998, total minimum rentals are approximately as follows:

        1999................................................  $215,000
        2000................................................   230,000
        2001................................................   246,000
        Thereafter..........................................    78,000

         Rent expense for this lease amounted to approximately $196,000, $197,000 and $219,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

10.      SUBSEQUENT EVENT

         In January 1999, the Company's sole shareholder agreed to sell 100% of the Company's outstanding common stock to Supreme International Corporation for approximately $75 million in cash. The sale closed in April 1999.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Salant Corporation:

We have audited the accompanying statement of net assets to be sold of the John Henry and Manhattan Business (the "Business"), comprising the licensing operations of John Henry and Manhattan brands owned by Salant Corporation ("Salant"), as of January 2, 1999 and the related statement revenues, direct expenses and allocated corporate expenses before interest and domestic income taxes for the year then ended. These financial statements are the responsibility of Salant's management. Our responsibility is to express an opinion on these financial statements base don our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Au audit includes examining, on a test basis, evidence supporting the amounts an disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Business comprises the licensing operations of the John Henry and Manhattan brands owned by Salant. The Business receives managerial, administrative and other support form Salant. Certain expenses included in the financial statements represent allocated amounts from Salant. As a result, the Business' net assets to be sold and its revenues, direct expenses and allocated corporate expenses before interest and taxes may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

In our opinion, such financial statements present fairly, in all material respects, the net assets to be sold of the Business as of January 2, 1999, and its revenues, direct expenses and allocated corporate expenses before interest and domestic income taxes for the year then ended in conformity with the generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 4, 1999

                        JOHN HENRY AND MANHATTAN BUSINESS
                     (COMPRISING THE LICENSING OPERATIONS OF
                       THE JOHN HENRY AND MANHATTAN BRANDS
                          OWNED BY SALANT CORPORATION)

         STATEMENT OF REVENUES, DIRECT EXPENSES AND ALLOCATED CORPORATE
               EXPENSES BEFORE INTEREST AND DOMESTIC INCOME TAXES

                                                            YEAR ENDED
                                                         JANUARY 2, 1999
                                                         ---------------
Royalty income.............................................$3,993,405
Salaries and wages.........................................  (177,632)
Amortization of trademarks.................................  (330,000
Professional fees                                            (260,044)
Other expenses.............................................  (144,753)
Allocated expenses.........................................  (251,122)
Foreign taxes (Note 2).....................................  (178,998)
Other income, net..........................................    17,228
                                                           ----------
Income before interest and domestic income taxes...........$2,668,084
                                                           ==========

                        See Notes to Financial Statements

                        JOHN HENRY AND MANHATTAN BUSINESS
                     (COMPRISING THE LICENSING OPERATIONS OF
                       THE JOHN HENRY AND MANHATTAN BRANDS
                          OWNED BY SALANT CORPORATION)

                       STATEMENT OF NET ASSETS TO BE SOLD

                                                     JANUARY 2, 1999
                                                     ---------------
ASSETS
Property and equipment, net (Note 3).................  1,762,201
Trademarks (Note 4)..................................  9,680,000
Goodwill (Note 4).................................... 15,557,799
                                                     -----------
NET ASSETS TO BE SOLD................................$27,000,000
                                                     ===========

                        See Notes to Financial Statements

                        JOHN HENRY AND MANHATTAN BUSINESS
                     (COMPRISING THE LICENSING OPERATIONS OF
                       THE JOHN HENRY AND MANHATTAN BRANDS
                          OWNED BY SALANT CORPORATION)

            NOTES TO FINANCIAL STATEMENTS YEAR ENDED JANUARY 2, 1999

NOTE 1.  ORGANIZATION AND OPERATIONS

         Frost Bros. Enterprises, Inc. ("Frost Bros."), a wholly-owned subsidiary of Salant Corporation ("Salant"), owns the JOHN HENRY trademark. Salant owns the LADY MANHATTAN and MANHATTAN trademarks. Salant operated under the protection of chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") for the period of December 29, 1998 through May 11, 1999. The trademarks have been registered or are pending registration with the United States Patent and Trademark Office.

         Salant has sought to capitalize on the consumer recognition of and interest in its trademarks by licensing several of those trademarks to others. As of January 2, 1999 ("Fiscal 1998"), licenses were outstanding to approximately 19 licensees to make or sell apparel products and accessories in the United States and to 29 licensees operating in 32 other countries under the MANHATTAN, LADY MANHATTAN and JOHN HENRY trademarks. Products under license include men's belts, leather accessories, neckwear, optical frames, outerwear, pajamas, robes, scarves, shorts, slacks, socks, sport coats, sunglasses, suspenders and underwear, and women's blouses and tops, gloves, intimate apparel, lingerie, optical frames and shirts.

         Salant sold its John Henry and Manhattan businesses (the "Business") pursuant to a Purchase and Sale Agreement (subject to and subsequently approved by the Bankruptcy Court on February 26, 1999) dated December 28, 1998 (the "Agreement") between Salant and Supreme International Corporation ("Supreme"). The Business includes the JOHN HENRY, MANHATTAN and Lady Manhattan trade names, the leasehold interest in a dress shirt facility located in Valle Hermosa, Mexico, and certain equipment located at the Valle Hermosa facility and certain related equipment at Salant's facility located in Andalusia, Alabama. The cash purchase price was $27,000,000 and the transaction was closed on March 29, 1999.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The Business is not a "stand-alone" division or subsidiary of Salant and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present an individual balance sheet, income statement and cash flow statement of the Business as of January 2, 1999 and the year then ended have not been maintained.

         The Business does not maintain its own stand-alone treasury, legal, financial, information systems and other similar corporate support functions. For purposes of preparing these financial statements, an allocation (see Note 5) was made for various expenses and is included in the financial statements. However, sufficient information is not available to develop a reasonable cost allocation for income taxes (other than those withheld by foreign licensees) and interest.

         Due to the limitations noted above, the following financial information is presented: (i) Statement of Net Assets to be Sold - This statement includes only the net assets of the Business that is being purchased by Supreme; (ii) Statement of Revenues, Direct Expenses and Allocated Corporate Expenses before Interest and Domestic Income Taxes - This statement includes all corporate cost allocations for which a reasonable method of allocating the cost to the operations can be developed. A Statement of Cash Flows has not been presented as the Business does not maintain its own cash accounts.

                       JOHN HENRY AND MANHATTAN BUSINESS
                     (COMPRISING THE LICENSING OPERATIONS OF
                       THE JOHN HENRY AND MANHATTAN BRANDS
                          OWNED BY SALANT CORPORATION)

      NOTES TO FINANCIAL STATEMENTS YEAR ENDED JANUARY 2, 1999--(CONTINUED)

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

FISCAL YEAR

         The Company's fiscal year ends on the Saturday closest to December 31. Fiscal 1998 comprised of 52 weeks.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and are depreciated or amortized over their estimated useful lives, or for leasehold improvements, the lease term, if shorter. Depreciation and amortization are computed principally by the straight-line method for financial reporting purposes.

         The annual depreciation rates are as follows:

         Machinery, equipment and autos..................  6.7% - 33.3%
         Furniture and fixtures..........................  10.0% - 33.3%
         Leasehold improvements..........................  Shorter of the life of the asset or the lease term

INTANGIBLES

         Trademarks and goodwill are amortized on a straight-line basis over their useful lives of 40 years. In evaluating the value and future benefits of these intangible assets, their carrying value would be reduced by the excess, if any, of the intangibles over management's best estimate of undiscounted future operating income before amortization of the related intangible asset over the remaining amortization period. If an impairment existed, the carrying value would be reduced to the value of its discounted cash flows.

FOREIGN TAXES

         Foreign tax expense represents the withholdings by foreign licensees for taxes due in the country in which the royalties are earned. No allocation has been made for domestic income taxes.

REVENUE RECOGNITION

         Royalty income is recognized at the time the royalty is earned.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the amounts of

                       JOHN HENRY AND MANHATTAN BUSINESS
                     (COMPRISING THE LICENSING OPERATIONS OF
                       THE JOHN HENRY AND MANHATTAN BRANDS
                          OWNED BY SALANT CORPORATION)

      NOTES TO FINANCIAL STATEMENTS YEAR ENDED JANUARY 2, 1999--(CONTINUED)

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.  PROPERTY AND EQUIPMENT

                                                                            JANUARY 2, 1999
                                                                            ---------------
         Machinery, equipment, furniture and fixtures...................       4,152,505
         Leasehold improvements.........................................          87,829
                                                                              ----------
                                                                               4,240,334
         Less accumulated depreciation and amortization.................       2,478,133
                                                                              ----------
                                                                              $1,762,201
                                                                              ==========

         Pursuant to the Agreement, assets to be sold were transferred from other operating divisions to the Statement of Net Assets to be Sold as of January 2, 1999. As the manufacturing operations have been discontinued, no depreciation expense is included in the accompanying financial statements.

NOTE 4.  TRADEMARKS AND GOODWILL

         Trademarks consist of the JOHN HENRY, MANHATTAN and LADY MANHATTAN names that were acquired in Salant's 1988 purchase of Manhattan Industries. At January 2, 1999, the net book value of the trademarks was $9,680,000, which was net of accumulated amortization of $3,520,000. Amortization expense for trademarks for Fiscal 1998 was $330,000. Goodwill arose from the acquisition, in 1988, of the Dress Shirt and the Accessories divisions of Manhattan Industries, which used the trademarks in the manufacture and sale of products bearing the trademark names. As the manufacturing operations have been discontinued, no amortization of goodwill is included in the accompanying financial statements. As of January 2, 1999, goodwill had a carrying value of $15,557,799, net of accumulated amortization of $25,323,201.

NOTE 5.  ALLOCATIONS

         The Business does not maintain stand-alone treasury, legal, financial, information systems and other similar corporate support functions. The Business does record certain expenses related to employee payroll and benefits, professional fees and advertising. For purposes of preparing the financial information for the Business, certain Salant expenses were allocated based upon various factors such as square footage, revenues and the identification of costs specifically attributable to the Business.

         Management believes that these allocations are based on assumptions that are reasonable under the circumstances. However, the Business' net assets to be sold and the results of revenues, direct expenses and allocated corporate expenses before interest and domestic taxes may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

================================================================================






                         PERRY ELLIS INTERNATIONAL, INC.

                     $5,000,000 SUBORDINATED NOTES DUE 2006

                         -------------------------------
                                   PROSPECTUS
                         -------------------------------


                                October __, 1999






================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee......$ 1,390
Printing and engraving expenses*...........................5,000
Accounting fees and expenses*..............................5,000
Legal fees and expenses*..................................25,000
Transfer Agent's fees and expenses*........................2,500
Miscellaneous*............................................ 1,110
                                                         -------
  TOTAL..................................................$40,000
                                                         =======

--------------------
*Estimated

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Second Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and executive officers.

ITEM 16:  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)    EXHIBITS

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-------------------     --------------------------------------------------------
       4.1              Form of Common Stock Certificate(1)
       4.2              Indenture, dated April 6, 1999 between the Company and
                        State Street Bank and Trust Company
                        as amended(11)
       4.3              Registration rights agreement dated March 31, 1999 by
                        and among the Company and Supreme Munsingwear Canada, Inc., Supreme International (Delaware), Inc., Supreme
                        Acquisition Corporation, Supreme International (N.Y.),
                        Inc., Supreme International Corporation de Mexico, SA de
                        C.V. and Merrill Lynch & Co., Merrill Lynch, Pierce,
                        Fenner & Smith Incorporated, BancBoston Robertson
                        Stephens Inc., Wasserstein Perella Securities, Inc. and
                        Barington Capital Group, L.P. (the "Initial
                        Purchasers")(11)
       4.4              Purchase Agreement, dated March 31, 1999 by and among
                        the Company and the Initial
                        Purchasers(11)
       4.5              Specimen Forms of 12-1/4% Senior Subordinated Notes Due
                        2006(11)
       5.1              Opinion of Broad and Cassel(12)

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-------------------     --------------------------------------------------------
      10.3              Form of Indemnification Agreement between the Registrant
                        and each of the registrant's Directors and Officers(1)
      10.6              Business Lease dated October 4, 1990, between George
                        Feldenkreis and the Registrant relating to warehouse facilities(1)
      10.7              Business Lease dated May 1, 1990, between George
                        Feldenkreis and the Registrant relating to warehouse facilities(1)
      10.9              1993 Stock Option Plan, as amended(1)(2)
      10.10             Director Stock Option(1)(2)
      10.15             Loan and Security Agreement dated as of October 5, 1994,
                        between the Registrant and NationsBank (1)
      10.16             First Amendment to Loan and Security Agreement dated as
                        of August 19, 1995, between the Registrant and NationsBank of Georgia, N.A.(4)
      10.17             Amendment to Business Lease between George Feldenkreis
                        and the Registrant relating to office facilities(4)
      10.18             Revocable Credit Facility Agreement dated May 26, 1995
                        between the Registrant and Hamilton Bank, N.A.(4)
      10.19             Revolving Line of Credit Agreement dated June 23, 1995
                        between the Registrant and Ocean Bank(4)
      10.20             Profit Sharing Plan(2)(4)
      10.21             Amended and Restated Employment Agreement between the
                        Registrant and George Feldenkreis(2)(4)
      10.22             Amended and Restated Employment Agreement between the
                        Registrant and Oscar Feldenkreis(2)(4)
      10.23             Business Lease dated December 26, 1995 between George
                        Feldenkreis and the Registrant relating to office facilities(5)
      10.24             Lease Agreement [Land] dated as of August 28, 1997
                        between SUP Joint Venture, as Lessor and Registrant, as
                        Lessee(6)
      10.25             Lease Agreement [Building] dated as of August 28, 1997
                        between SUP Joint Venture, as Lessor and Registrant, as
                        Lessee(6)
      10.26             Amended and Restated Loan and Security Agreement dated
                        as of March 31, 1998(6)
      10.27             Amendment to Amended and Restated Loan and Security
                        Agreement dated as of August 1, 1998(7)
      10.28             Purchase and Sale Agreement dated as of December 28,
                        1998 among Salant Corporation, Frost Bros. Enterprises,
                        Inc., Maquiladora Sur, S.A. de C.V. and the Company (the
                        "Salant Purchase and Sale Agreement")(8)
      10.29             First Amendment to the Salant Purchase and Sale
                        Agreement dated as of February 24, 1999(8)
      10.30             Amended and Restated Loan and Security Agreement dated
                        as of March 26, 1999(8)
      10.31             Inventory Purchase Agreement dated March 12, 1999
                        between the Company and Phillips-Van Heusen
                        Corporation(8)
      10.32             Stock Purchase Agreement dated as of January 28, 1999 by
                        and among the Company and Christopher C. Angell, Barbara
                        Gallagher and Morgan Guaranty Trust Company of New York, as Trustees of the PEI Trust created under Par. E. of
                        Article 3 of the Agreement dated November 19, 1985, as amended January 27, 1986 (the "Perry Ellis Purchase and
                        Sale Agreement")(9)
      10.33             First Amendment to the Perry Ellis Purchase and Sale
                        Agreement dated as of March 31, 1999(9)
      10.34             Employment Agreement between Allan Zwerner and the
                        Company(2)(11)
      10.35             Employment Agreement between Neil S. Nackman and the
                        Company(2)(11)
      10.36             First Amendment to Amended and Restated Loan and
                        Security Agreement dated as of August 12, 1999(12)
      12.1              Computation of Ratio of Earnings to Fixed Charges(12)
      23.1              Consent of Broad and Cassel (included in its opinion
                        filed as Exhibit 5.1)

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-------------------     --------------------------------------------------------
      23.2              Consent of Deloitte & Touche LLP(12)
      23.3              Consent of Saul L. Klaw & Co. P.C.(12)
      23.4              Consent of Deloitte & Touche LLP(12)
      24.1              Reference is made to the Signatures section of this
                        Registrant Statement for the Powers of Attorney
                        contained therein(12)
---------------------
(1) Previously filed as an Exhibit of the same number to Registrant's Registration Statement on Form S-1 (File No. 33-60750) and incorporated herein by reference.
(2)      Management Contract or Compensation Plan
(3) Previously filed as an Exhibit of the same number to Registrant's Annual Report on Form 10-K for the year ended January 31, 1995 and incorporated herein by reference.
(4) Previously filed as an Exhibit of the same number to Reigstrant's Registration Statement on Form S-1 (File No. 33-96304) and incorporated herein by reference.
(5) Previously filed as an exhibit of the same number to Registrant's Annual Report on Form 10-K for the year ended January 31, 1996 and incorporated herein by reference.
(6) Previously filed as an exhibit of the same number to Registrant's Annual Report on Form 10-K for the year ended January 31, 1998 and incorporated herein by reference.
(7) Previously filed as an Exhibit of the same number to Registrant's Annual Report on Form 10-K for the year ended January 31, 1999 and incorporated herein by reference.
(8) Previously filed as an Exhibit to Registrant's Current Report on Form 8-K dated March 29, 1999, as amended and incorporated herein by reference.
(9) Previously filed as an Exhibit to Registrant's Current Report on Form 8-K dated April 6, 1999, as amended and incorporated herein by reference.
(10) Previously filed as an Exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999 and incorporated herein by reference.
(11) Previously filed as an Exhibit to Registrant's Registration Statement on Form S-4 (File No. 333-78427) dated May 14, 1999, as amended and incorporated herein by reference.
(12)     Filed herewith.

(B)    FINANCIAL STATEMENT SCHEDULES

       Schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17:  UNDERTAKINGS

         The Registrant undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with this Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volumes and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                             PERRY ELLIS INTERNATIONAL, INC.

                             By: /S/ GEORGE FELDENKREIS
                                ---------------------------------------------
                                George Feldenkreis, Chairman of the Board and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints George Feldenkreis and Oscar Feldenkreis or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                        TITLE                                    DATE
              ---------                                        -----                                    ----
/S/  GEORGE FELDENKREIS                  Chairman of the Board and Chief Executive Officer            October 11, 1999
-----------------------------------                (Principal Executive Officer)
George Feldenkreis


/S/  OSCAR FELDENKREIS                          President, Chief Operations Officer                   October 11, 1999
-----------------------------------                         And Director
Oscar Feldenkreis

/S/  NEIL S. NACKMAN                                  Chief Financial Officer                         October 11, 1999
-----------------------------------         (Principal Financial and Accounting Officer)
Neil S. Nackman


/S/ ALLAN ZWERNER                                             Director                                October 11, 1999
----------------------------------
Allan Zwerner


              SIGNATURE                                        TITLE                                    DATE
              ---------                                        -----                                    ----

/S/ RONALD BUCH                                               Director                                October 11, 1999
----------------------------------
Ronald Buch

/S/ GARY DIX                                                  Director                                October 11, 1999
----------------------------------
Gary Dix

/S/ JOSEPH P. LACHER                                          Director                                October 11, 1999
----------------------------------
Joseph P. Lacher

/S/ SALOMON HANONO                                            Director                                October 11, 1999
----------------------------------
Salomon Hanono

/S/ RICHARD MCEWEN                                            Director                                October 11, 1999
----------------------------------
Richard McEwen

/S/ LEONARD MILLER                                            Director                                October 11, 1999
----------------------------------
Leonard Miller


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                               SUPREME ACQUISITION CORPORATION

                               By:  /S/ OSCAR FELDENKREIS
                                    -----------------------------------------
                                    Oscar Feldenkreis, President and Director

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints George Feldenkreis and Oscar Feldenkreis or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                       TITLE                                   DATE
              ---------                                       -----                                   ----
/S/ OSCAR FELDENKREIS                                 President and Director                        October 11, 1999
-----------------------------------            (Principal Executive, Financial and
Oscar Feldenkreis                                      Accounting Officer)


/S/ GEORGE FELDENKREIS                             Vice President and Director                      October 11, 1999
-----------------------------------
George Feldenkreis

/S/ ROSEMARY TRUDEAU                                 Secretary and Treasurer                        October 11, 1999
----------------------------------
Rosemary Trudeau


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                            EACH OF THE GUARANTORS
                            NAMED ON SCHEDULE A-1 HERETO

                            By: /S/ GEORGE FELDENKREIS
                                ------------------------------------------
                                George Feldenkreis, President and Director

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints George Feldenkreis and Oscar Feldenkreis or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                        TITLE                                  DATE
              ---------                                        -----                                  ----
/S/ GEORGE FELDENKREIS                                President and Director                        October 11, 1999
-----------------------------------             (Principal Executive, Financial and
George Feldenkreis                                      Accounting Officer)


/S/ OSCAR FELDENKREIS                              Vice President, and Director                     October 11, 1999
-----------------------------------
Oscar Feldenkreis

/S/ ROSEMARY TRUDEAU                                  Secretary and Treasurer                       October 11, 1999
-----------------------------------
Rosemary Trudeau


                                  SCHEDULE A-1

         Supreme International (N.Y.), Inc.
         Supreme International (Delaware), Inc.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                                  SUPREME MUNSINGWEAR CANADA INC.

                                  By:  /S/ LEONARD BLACK
                                       --------------------------------------
                                        Leonard Black, President and Director

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints George Feldenkreis and Oscar Feldenkreis or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

               SIGNATURE                                       TITLE                                  DATE
               ---------                                       -----                                  ----
/S/ LEONARD MILLER                                           President                              October 11, 1999
-----------------------------------             (Principal Executive, Financial and
Leonard Miller                                          Accounting Officer)


/S/ GEORGE FELDENKREIS                                    Vice President                            October 11, 1999
-----------------------------------
George Feldenkreis

/S/ OSCAR FELDENKREIS                                     Vice President                            October 11, 1999
-----------------------------------
Oscar Feldenkreis

/S/ FANNY HANONO                                          Vice President                            October 11, 1999
-----------------------------------
Fanny Hanono

/S/ ROSEMARY TRUDEAU                                  Secretary and Treasurer                       October 11, 1999
-----------------------------------
Rosemary Trudeau


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                 SUPREME INTERNATIONAL CORPORATION DE MEXICO, S.A. DE C.V.

                 By:  /S/ ROSEMARY TRUDEAU
                      ----------------------------------------------------
                      Rosemary Trudeau, President and Director

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Rosemary Trudeau and Randall Riccardo or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                        TITLE                                  DATE
              ---------                                        -----                                  ----
/S/ ROSEMARY TRUDEAU                                  President and Director                        October 11, 1999
-----------------------------------             (Principal Executive, Financial and
Rosemary Trudeau                                        Accounting Officer)


/S/ JOSEPH ROISMAN                                    Secretary and Director                        October 11, 1999
-----------------------------------
Joseph Roisman

/S/ RANDALL RICCARDO                                  Treasurer and Director                        October 11, 1999
-----------------------------------
Randall Riccardo


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Miami, State of Florida, on October 11, 1999.

                           PERRY ELLIS INTERNATIONAL LICENSING CORP.

                           By:  /S/ ALLAN ZWERNER
                                ------------------------------------
                                    Allan Zwerner, President

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints George Feldenkreis and Oscar Feldenkreis or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                       TITLE                                   DATE
              ---------                                       -----                                   ----
/S/  ALLAN ZWERNER                                          President                               October 11, 1999
------------------------------------           (Principal Executive, Financial and
Allan Zwerner                                          Accounting Officer)


/S/  OSCAR FELDENKREIS                             Vice President and Director                      October 11, 1999
-----------------------------------
Oscar Feldenkreis

/S/  GEORGE FELDENKREIS                            Vice President and Director                      October 11, 1999
-----------------------------------
George Feldenkreis

/S/  ROSEMARY TRUDEAU                                Secretary and Treasurer                        October 11, 1999
----------------------------------
Rosemary Trudeau


                               INDEX TO EXHIBITS

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-------------------     ---------------------------------------------------------------------------------------------
       5.1              Opinion of Broad and Cassel
      10.36             First Amendment to Amended and Restated Loan and Security Agreement dated as of August 12,
                        1999
      23.2              Consent of Deloitte & Touche LLP
      23.3              Consent of Saul L. Klaw & Co. P.C.
      23.4              Consent of Deloitte & Touche, LLP
